    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 7, 1996



                                                      REGISTRATION NO. 333-11117

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                AMENDMENT No. 1


                                       to

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     under
                           THE SECURITIES ACT OF 1933
                      ------------------------------------
                             ROYAL OAK MINES INC.*
                      ------------------------------------

        ONTARIO, CANADA                         1040                               NONE
(State or other jurisdiction of     (Primary standard industrial             (I.R.S. employer
incorporation or organization)       Classification Code Number)          identification number)

                              5501 LAKEVIEW DRIVE
                           KIRKLAND, WASHINGTON 98033
                                 (206) 822-8992
         (Address, including zip code, and telephone number, including area code, of the Company's principal executive offices)

                      ------------------------------------

                              DAVID A. KATZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
                   (Name, address and the telephone number of
                    agent for service in the United States)

                                   Copies to:

                  JAMES H. WOOD                                 WILLIAM J.V. SHERIDAN, ESQ.
             CHIEF FINANCIAL OFFICER                                   LANG MICHENER
              ROYAL OAK MINES INC.                                 BCE PLACE, SUITE 2500
               5501 LAKEVIEW DRIVE                               TORONTO, ONTARIO M5J 2TJ
           KIRKLAND, WASHINGTON 98033                                 (416) 360-8600
                 (206) 822-8992

                      ------------------------------------


     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

                      ------------------------------------

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G check the following box. / /

                      ------------------------------------

     The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               *OTHER REGISTRANT

                                              STATE OR OTHER
                                             JURISDICTION OF     PRIMARY STANDARD
                                              INCORPORATION          INDUSTRY             I.R.S. EMPLOYER
    NAME, ADDRESS AND TELEPHONE NUMBER       OR ORGANIZATION   CLASSIFICATION NUMBER   IDENTIFICATION NUMBER
-------------------------------------------  ----------------  ---------------------   ---------------------
Kemess Mines Inc...........................  Ontario, Canada            1040               None
Unit 9
3167 Tatlow Road
P.O. Box 3519
Smithers, British Columbia
V0J 2N0
(604) 847-5667

                             CROSS-REFERENCE SHEET

                     PURSUANT TO ITEM 501 OF REGULATION S-K
                 SHOWING THE LOCATION IN THE PROSPECTUS OF THE
                   INFORMATION REQUIRED BY PART I OF FORM S-4


ITEM NUMBER AND CAPTION                              LOCATION IN THE PROSPECTUS
-----------------------                              --------------------------
A.   Information About the Transaction

     1.    Forepart of Registration Statement and
           Outside Front Cover Page of the
           Prospectus............................    Front Cover Page of the Registration
                                                       Statement; Outside Front Cover Page of the
                                                       Prospectus
     2.    Inside Front and Outside Back Cover
           Pages of the Prospectus...............    Inside Front Cover Page of the Prospectus;
                                                       Outside Back Cover Page of the Prospectus
     3.    Risk Factors, Ratio of Earnings to
           Fixed Charges and Other Information...    Prospectus Summary; Risk Factors; Business;
                                                       Selected Historical Consolidated Financial
                                                       and Operating Data

     4.    Terms of the Transaction..............    Prospectus Summary; Risk Factors; The
                                                       Exchange Offer; Certain Federal Income Tax
                                                       Consequences of The Exchange Offer;
                                                       Description of Exchange Notes; Exchange
                                                       Offer and Registration Rights
     5.    Pro Forma Financial Information.......    *

     6.    Material Contracts with the Company
           Being Acquired........................    *

     7.    Additional Information Required for
           Reoffering by Persons and Parties
           Deemed to be Underwriters.............    *

     8.    Interest of Named Experts and
           Counsel...............................    Validity of Exchange Notes

     9.    Disclosure of Commission Position on
           Indemnification for Securities Act
           Liabilities...........................    *

B.   Information About the Registrant

     10.   Information with Respect to S-3
           Registrants...........................    *

     11.   Incorporation of Certain Information
           by Reference..........................    Information Incorporated by Reference

     12.   Information With Respect to S-2 or S-3
           Registrants...........................    *

     13.   Incorporation of Certain Information
           by Reference..........................    *

     14.   Information With Respect to
           Registrants Other Than S-3 or S-2
           Registrants...........................    Prospectus Summary; Risk Factors;
                                                       Capitalization; Selected Historical
                                                       Consolidated Financial and Operating Data;
                                                       Management's Discussion and Analysis of
                                                       Financial Condition and Results of
                                                       Operations; Business; Management; Certain
                                                       Relationships and Related Transactions;
                                                       Security Ownership; Financial Statements

             ITEM NUMBER AND CAPTION                       LOCATION IN THE PROSPECTUS
------------------------------------------------- --------------------------------------------
  C. Information About the Company Being Acquired
     15.   Information With Respect to S-3
           Companies............................. *
     16.   Information with Respect to S-2 or S-3
           Companies............................. *
     17.   Information With Respect to Companies
           Other Than S-3 or S-2 Companies....... *
  D. Voting and Management Information
     18.   Information if Proxies, Consents or
           Authorizations are to be Solicited.... *
     19.   Information if Proxies, Consents or
           Authorizations are not to be
           Solicited, or in an Exchange Offer.... Management; The Exchange Offer; Certain
                                                    Relationships and Related Transactions

---------------

*Item is omitted because response is negative or item is inapplicable.

                               Offer to Exchange

                                all outstanding

                     11% Senior Subordinated Notes due 2006
                 (US$175,000,000 principal amount outstanding)
                                      for
                Series B 11% Senior Subordinated Notes due 2006
                       (US$175,000,000 principal amount)

                                       of

                              Royal Oak Mines Inc.


           THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY
                  TIME, ON NOVEMBER 7, 1996, UNLESS EXTENDED.



    Royal Oak Mines Inc., an Ontario, Canada corporation (the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange up to an aggregate principal amount of US$175,000,000 of its Series B 11% Senior Subordinated Notes due 2006 (the "Exchange Notes") for an equal principal amount of its outstanding 11% Senior Subordinated Notes due 2006 (the "Notes"), in integral multiples of US$1,000. The Exchange Notes will be fully and unconditionally guaranteed on a senior subordinated basis by Kemess Mines Inc., an Ontario, Canada corporation which is a wholly owned subsidiary of the Company (the "Guarantor"). The Exchange Notes will be senior subordinated unsecured obligations of the Company and are substantially identical (including principal amount, interest rate, maturity and redemption rights) to the Notes for which they may be exchanged pursuant to this offer, except that (i) the offering and sale of the Exchange Notes will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and (ii) holders of Exchange Notes will not be entitled to certain rights of holders under a Registration Rights Agreement of the Company dated as of August 12, 1996 (the "Registration Rights Agreement"). The Notes have been, and the Exchange Notes will be, issued under the indenture (the "Indenture") dated as of August 12, 1996, among the Company, the Guarantor and Mellon Bank, F.S.B., as trustee (the "Trustee"). See "Description of Exchange Notes." There will be no proceeds to the Company from this offering; however, pursuant to the Registration Rights Agreement, the Company will bear certain offering expenses.



    The Exchange Notes will be general, unsecured obligations of the Company, will be subordinated to all Senior Indebtedness of the Company, will rank pari passu with all senior subordinated indebtedness of the Company and will be senior in right of payment to all future subordinated indebtedness, if any, of the Company. The claims of holders of the Exchange Notes will be effectively subordinated to the Senior Indebtedness of the Company which, as of June 30, 1996, was $1,991,000, consisting of capitalized lease obligations, and as of August 27, 1996 also included $1,940,000 in outstanding letters of credit issued under the Credit Facility (as defined herein), and such claims will be effectively subordinated to all indebtedness and other liabilities (including trade payables and capital lease obligations) of the subsidiaries of the Company that are not Guarantors. Such indebtedness and other liabilities of such subsidiaries on an adjusted basis (giving effect to the issuance of the Notes) aggregated approximately $675,000 as of June 30, 1996. The Company's pro forma ratio of debt to total capitalization at June 30, 1996 was approximately 34.4%. See "Capitalization." The Notes are not currently, and the Exchange Notes upon issuance are not expected to be, senior in priority to any outstanding indebtedness of the Company or its subsidiaries. The Company has no current plan or intention to incur any indebtedness to which the Notes or the Exchange Notes would be senior in priority. The Notes and the Exchange Notes rank pari passu with one another.


                                             (Cover text continued on next page)
                            ------------------------


SEE "RISK FACTORS," COMMENCING ON PAGE 16, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS WHO TENDER NOTES IN THE EXCHANGE OFFER.

                            ------------------------

THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS MAY BE ADVERSELY AFFECTED BY THE FACT THAT THE COMPANY AND THE GUARANTOR ARE INCORPORATED OR ORGANIZED UNDER THE LAWS OF A FOREIGN COUNTRY, THAT SOME OR ALL OF THE EXPERTS NAMED IN THIS PROSPECTUS MAY BE RESIDENTS OF A FOREIGN COUNTRY AND THAT ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF THE COMPANY AND THE GUARANTOR AND SAID PERSONS MAY BE LOCATED OUTSIDE THE UNITED STATES.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR PROVINCIAL SECURITIES COMMISSION NOR
     HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR
        PROVINCIAL SECURITIES COMMISSION PASSED UPON THE ACCURACY
             OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION
                  TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is October 9, 1996.

     The Company will accept for exchange any and all validly tendered Notes on or prior to 5:00 p.m. New York City time, on November 7, 1996, unless the Exchange Offer is extended (the "Expiration Date"). Tenders of Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date; otherwise such tenders are irrevocable. Mellon Bank, F.S.B. will act as Exchange Agent (in such capacity, the "Exchange Agent") in connection with the Exchange Offer. The Exchange Offer is not conditioned upon any minimum principal amount of Notes being tendered for exchange, but is otherwise subject to certain customary conditions.


     The Notes were sold by the Company on August 12, 1996 (the "Offering") in transactions not registered under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act. The Notes were subsequently resold to qualified institutional buyers in reliance upon Rule 144A under the Securities Act and to a limited number of institutional accredited investors in a manner exempt from registration under the Securities Act. Accordingly, the Notes may not be reoffered, resold or otherwise transferred in the United States unless registered under the Securities Act or unless an applicable exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered hereunder in order to satisfy certain obligations of the Company under the Registration Rights Agreement. See "The Exchange Offer."

     The Exchange Notes will bear interest from August 12, 1996, the date of issuance of the Notes that are tendered in exchange for the Exchange Notes (or the most recent Interest Payment Date (as defined herein) to which interest on such Notes has been paid), at a rate equal to 11% per annum. Interest on the Exchange Notes will be payable semi-annually on February 15 and August 15 of each year, commencing February 15, 1997. The Exchange Notes are redeemable at the option of the Company (i) in whole or in part at any time on or after March 15, 2001, (ii) on or prior to August 15, 1999 in an amount of up to 35% of the aggregate principal amount of the Notes originally issued with the net cash proceeds of certain public equity offerings and (iii) in whole but not in part in the event of certain changes affecting Canadian withholding taxes, in each case at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. See "Prospectus Summary -- Summary of Terms of Exchange Notes."

     Upon the occurrence of a Change of Control (as defined herein), each holder of Exchange Notes may require the Company to repurchase all or a portion of such holder's Exchange Notes at 101% of the aggregate principal amount of the Exchange Notes, together with accrued and unpaid interest, if any, to the date of repurchase. In addition, subject to certain conditions, the Company will be obligated to make an offer to repurchase the Exchange Notes at 100% of their principal amount, plus accrued and unpaid interest to the date of repurchase, with the net cash proceeds of certain sales or other dispositions of assets. See "Risk Factors -- Change of Control" and "Description of Exchange Notes."

     The Exchange Offer is being made in reliance on certain no-action positions that have been published by the staff of the United States Securities and Exchange Commission (the "Commission") which require each tendering noteholder to represent that it is acquiring the Exchange Notes in the ordinary course of its business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes. In some cases, certain broker-dealers may be required to deliver a prospectus in connection with the resale of the Exchange Notes that they receive in the Exchange Offer. See "Prospectus Summary -- The Exchange Offer."

     There has not previously been any public market for the Exchange Notes. The Company does not intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the Exchange Notes will develop. To the extent that an active market for the Exchange Notes does develop, the market value of the Exchange Notes will depend on market conditions (such as yields on alternative investments), general economic conditions, the Company's financial condition, and other factors. Such conditions might cause the Exchange Notes, to the extent that they are actively traded, to trade at a significant discount from face value. See "Risk Factors -- Lack of Public Market for the Exchange Notes."

     ANY NOTES NOT TENDERED AND ACCEPTED IN THE EXCHANGE OFFER WILL REMAIN OUTSTANDING. TO THE EXTENT ANY NOTES ARE TENDERED AND ACCEPTED IN THE EXCHANGE OFFER, A HOLDER'S ABILITY TO SELL UNTENDERED NOTES COULD BE

                                      (ii)

ADVERSELY AFFECTED. FOLLOWING CONSUMMATION OF THE EXCHANGE OFFER, THE HOLDERS OF NOTES WILL CONTINUE TO BE SUBJECT TO THE EXISTING RESTRICTIONS UPON TRANSFER THEREOF AND THE COMPANY WILL HAVE FULFILLED ONE OF ITS OBLIGATIONS UNDER THE REGISTRATION RIGHTS AGREEMENT. HOLDERS OF NOTES WHO DO NOT TENDER THEIR NOTES GENERALLY WILL NOT HAVE ANY FURTHER REGISTRATION RIGHTS UNDER THE REGISTRATION RIGHTS AGREEMENT OR OTHERWISE. SEE "THE EXCHANGE OFFER -- CONSEQUENCES OF FAILURE TO EXCHANGE."

     The Exchange Notes issued pursuant to this Exchange Offer generally will be issued in the form of Global Exchange Notes (as defined herein), which will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the Global Exchange Notes representing the Exchange Notes will be shown on, and transfers thereof will be effected through, records maintained by DTC and its participants. Notwithstanding the foregoing, Notes held in certificated form will be exchanged solely for the Exchange Notes in certificated form. After the initial issuance of the Global Exchange Notes, Exchange Notes in certificated form will be issued in exchange for the Global Exchange Notes only on the terms set forth in the Indenture. See "Book-Entry; Delivery and Form."
                            ------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE EXCHANGE NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE EXCHANGE NOTES TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.


     UNTIL JANUARY 6, 1997 (90 DAYS AFTER COMMENCEMENT OF THE EXCHANGE OFFER), ALL DEALERS EFFECTING TRANSACTIONS IN THE EXCHANGE NOTES, WHETHER OR NOT PARTICIPATING IN THE EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS.


                                      (iii)

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Company has filed with the Commission a Registration Statement on Form S-4 under the Securities Act for the registration of the Exchange Notes offered hereby (the "Registration Statement"). This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company or the Exchange Notes offered hereby, reference is made to the Registration Statement, including the exhibits and financial statement schedules thereto, which may be inspected without charge at the public reference facility maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


     Such documents and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its public reference facilities in New York, New York and Chicago, Illinois at prescribed rates. The Company makes its filings with the Commission electronically. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically, which information can be accessed at http://www.sec.gov.

     The Guarantor is not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the Exchange Notes, the Guarantor will become subject to the informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by including information regarding the Guarantor in the Company's periodic reports. In addition, the Company will send to each holder of Exchange Notes copies of annual reports and quarterly or financial reports containing the information required to be filed under the Exchange Act if furnished by it to stockholders generally.

     So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it is required to furnish the information required to be filed with the Commission to the Trustees and the holders of the Notes and the Exchange Notes. The Company has agreed that, even if it is not required under the Exchange Act to furnish such information to the Commission, it will nonetheless continue to furnish information that would be required to be furnished by the Company by Section 13 of the Exchange Act to the Trustees and the holders of the Notes or Exchange Notes as if it were subject to such periodic reporting requirements.

     In addition, the Company has agreed that, for so long as any of the Notes remain outstanding, it will make available, upon request, to any seller of such Notes the information specified in Rule 144(d)(4) under the Securities Act, unless the Company and the Guarantor are then subject to Section 13 or 15(d) of the Exchange Act.
                            ------------------------

     THIS PROSPECTUS INCLUDES REFERENCES TO THE FUTURE PERFORMANCE, PLANS AND EXPECTATIONS OF THE COMPANY WHICH ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A(i)(1) OF THE SECURITIES ACT, INCLUDING WITHOUT LIMITATION STATEMENTS MADE UNDER THE HEADINGS "PROSPECTUS SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS" AND "BUSINESS." SUCH STATEMENTS ARE BASED ON NUMEROUS VARIABLES AND ASSUMPTIONS THAT ARE INHERENTLY UNCERTAIN, INCLUDING WITHOUT LIMITATION FACTORS RELATED TO THE COMPANY'S ABILITY TO SUCCESSFULLY COMPLETE DEVELOPMENT PROJECTS WITHIN PROJECTED CAPITAL BUDGETS OR TO CARRY ON MINING OPERATIONS WITHIN PROJECTED OPERATING BUDGETS, VOLATILITY IN THE PRICE OF GOLD, COPPER AND OTHER COMMODITIES, INTEREST AND FOREIGN EXCHANGE RATES, GOVERNMENT REGULATION AND AGENCY ACTION, COMPETING LAND CLAIMS, THE ACCURACY OF ESTIMATES OF ORE RESERVES AND MINERAL INVENTORY AND GENERAL ECONOMIC AND COMPETITIVE CONDITIONS. ACCORDINGLY, ACTUAL FUTURE RESULTS OR VALUES MAY BE SIGNIFICANTLY MORE OR LESS FAVORABLE THAN PROVIDED BY SUCH REFERENCES.

                     INFORMATION INCORPORATED BY REFERENCE

     All documents filed with the Commission by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the Expiration Date are incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               EXCHANGE RATE DATA

     The Company publishes its consolidated financial statements in Canadian dollars. All dollar amounts set forth in this Prospectus are expressed in Canadian dollars unless otherwise specifically indicated. The following table sets forth, for the periods indicated, the high and low exchange rates (i.e., the highest and lowest rates at which Canadian dollars were sold), the average exchange rate (i.e., the average of the exchange rates on the last business day of each month during the applicable period) and the period end exchange rate of the Canadian dollar in exchange for the United States dollar, as calculated from the inverse of the exchange rate reported by the Federal Reserve Bank of New York for cable transfers payable in Canadian dollars as certified for customs purposes (the "Noon Buying Rate"). On August 27, 1996, the inverse of the Noon Buying Rate was Cdn $1.00 equals US$0.7312.

                                                                                          SIX MONTHS
                                                      YEAR ENDED DECEMBER 31             ENDED JUNE 30
                                            ------------------------------------------   -------------
                                             1991     1992     1993     1994     1995        1996
                                            ------   ------   ------   ------   ------   -------------
Exchange rate at period end...............  0.8652   0.7867   0.7544   0.7129   0.7323       0.7322
Average exchange rate during the period...  0.8726   0.8276   0.7751   0.7321   0.7305       0.7310
Highest exchange rate during the period...  0.8941   0.8760   0.8046   0.7632   0.7527       0.7381
Lowest exchange rate during the period....  0.8573   0.7760   0.7439   0.7105   0.7023       0.7265

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the notes thereto appearing elsewhere in this Prospectus. References to the "Company" or "Royal Oak" mean Royal Oak Mines Inc., an Ontario, Canada corporation and its subsidiaries, unless the context otherwise requires. The consolidated financial statements of Royal Oak included herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and independent auditor standards and thus may not be comparable to financial statements of United States companies. Certain terms relating to the mining industry as used herein are defined in the "Glossary of Certain Mining Terms" beginning on page 106. Reserve data in this Prospectus dated as of December 31, 1995, includes data for the Kemess, Duport and Cape Ray properties acquired by the Company in 1996. IN THIS PROSPECTUS, UNLESS OTHERWISE SPECIFIED OR THE CONTEXT OTHERWISE REQUIRES, ALL DOLLAR AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS. See "Exchange Rate Data."

     The financial information presented below includes operating results expressed in terms of EBITDA, which represents net income before net interest expense, income taxes, depreciation and amortization, and other net income or net expenses. EBITDA information is included as supplemental information herein because the Company understands that such information is used by certain investors as one measure of an issuer's historical ability to service debt. EBITDA is not intended to represent, and should not be considered more meaningful than, or an alternative to measures of, performance determined in accordance with generally accepted accounting principles.

                                  THE COMPANY

     Royal Oak is a major North American gold mining company which, together with its predecessors, has produced in excess of 50 million ounces of gold over a 60-year period. The Company, which owns and operates five producing gold mines, is in the process of expanding one producing mine and is developing four major new projects. The Company has extensive land positions in Canada covering approximately 704,000 acres, as well as over 7,000 acres in the United States, which provide it with the opportunity to expand its reserves through focused exploration and development. As of and for the fiscal year ending December 31, 1995, Royal Oak had approximately 9.8 million ounces of mineable gold reserves and had produced 371,151 ounces of gold.

     The Company's five producing gold mines consist of the Colomac and Giant Mines in the Northwest Territories, the Pamour and Nighthawk Mines in Ontario and the Hope Brook Mine in Newfoundland. Through acquisitions, exploration and the implementation of more advanced and efficient mining methods, the Company has increased its annual production by a compounded annual growth rate of 17.5% since 1991. The Company conducts a focused exploration program to develop additional mineable gold reserves in close proximity to its existing mines in order to maximize the utilization of its processing facilities and to increase processing efficiencies. In 1995, the Company's exploration efforts resulted in the addition of approximately 2.2 million ounces of mineable gold reserves to its existing reserve base at a cost of approximately $6.95 per ounce. A significant part of this exploration program was focused on the Pamour Mine open pit expansion which is expected to contribute approximately 60,000 ounces of gold annually when production commences in the first half of 1998.

                              DEVELOPMENT PROJECTS

     Royal Oak's four major development projects consist of the Kemess South, Matachewan, Red Mountain and Duport gold properties. (These properties are collectively referred to herein as the "Development Projects.") The addition of these four projects has contributed approximately 6.1 million ounces of gold to the Company's mineable ore reserves. The Company believes that the development of these properties will extend the Company's overall reserve life, dramatically increase production and decrease overall cash costs per ounce of gold produced.

- Kemess -- In January 1996, the Company completed a series of transactions which resulted in the acquisition of the Kemess gold-copper ore body comprised of Kemess South and Kemess North located in British Columbia. The aggregate consideration for the Kemess acquisition was approximately $202 million in cash and common shares. Construction of the Kemess South open pit mine and processing facility (the "Kemess South Project") began in July 1996 and is expected to be completed in the first half of 1998. The Company estimates that the aggregate development costs of the Kemess South Project will be approximately $390 million, of which up to $166 million will be provided in the form of economic assistance, compensation and investment by the British Columbia provincial government ($14.5 million of which has been received) with the remainder to be provided from proceeds of the Offering, vendor financing, borrowings under the Credit Facility and cash flow from operations. The Kemess South Project contains approximately 4.1 million ounces of mineable gold reserves and approximately 1.0 billion pounds of copper. The Company estimates that the average annual production of Kemess South will be approximately 250,000 ounces of gold with an estimated average cash cost of US$189 per ounce and approximately 60 million pounds of copper with an estimated average cash cost of US$0.48 per pound over the life of the mine.

- Matachewan -- The Company expects to complete the construction of the open pit mine and concentrator at the Matachewan property located in Ontario in the second half of 1998 with an underground mine to follow. Concentrate from Matachewan will be transported to the Pamour Mill for cyanidation. Total capital costs to develop the property are expected to be approximately $115 million. The property was previously an active producing mine which presently contains approximately 884,000 ounces of mineable gold reserves. Annual production is targeted at approximately 100,000 ounces of gold with an estimated average cash cost of US$227 per ounce.

- Red Mountain -- Following the commencement of construction in 1998, the Company expects to complete construction of the underground mine and processing operation at the Red Mountain property located in British Columbia in 1999. Total capital costs to develop the property are expected to be approximately $113 million. The property contains approximately 800,000 ounces of mineable gold reserves with annual production targeted at approximately 150,000 ounces of gold with an estimated average cash cost of US$162 per ounce.

- Duport -- Following the commencement of construction in 1999, the Company expects to complete construction of the underground mine and processing operation at the Duport property located in Ontario in 2000. Total capital costs to develop the property are expected to be approximately $70 million. The property contains approximately 383,000 ounces of mineable gold reserves with annual production targeted at approximately 47,250 ounces of gold per year with an estimated average cash cost of US$224 per ounce.

     While the Company intends to proceed with the Development Projects on the schedule outlined above, the Company's initial priority is completion of the development of the Kemess South Project. The timing of the other Development Projects will be dependent in part upon completion of the Kemess South Project and other factors such as available financing and receipt of required government approvals and permits.

                               BUSINESS STRENGTHS

     Royal Oak believes it has certain strengths that provide the Company with advantages in successfully pursuing its operating strategy, including the following:

- Long Reserve Life -- Royal Oak's properties contain approximately 9.8 million ounces of mineable gold ore reserves with an estimated reserve life, based on estimated future production, of over 15 years.

- Attractive Development Projects -- The Company's Development Projects will, upon completion, increase the Company's annual gold production, extend overall mine operating life and significantly reduce the Company's average cash costs.

- Extensive Exploration Property Portfolio -- The Company owns an extensive portfolio of mineral properties covering 711,000 acres of prospective mining rights in Canada and the United States. Royal Oak's exploration program is primarily focused on those properties that are adjacent to its producing mines in order to maximize the utilization of the Company's existing processing facilities and to increase processing efficiencies.

- Management Expertise -- Royal Oak's senior management team has extensive operating and exploration experience in the mining industry. Management's significant experience has been instrumental in helping the Company achieve its historical growth and provides a significant base upon which to expand the Company's future operations. In addition, the Company has recently formed a 21-member project development team to construct, develop and manage the Kemess South Project as well as a separate team to focus on the other Development Projects.

                               OPERATING STRATEGY

     In order to capitalize on its business strengths, the Company has developed the following operating strategy to continue its growth:

- Increase Production and Reduce Average Cash Costs -- As a result of increased production at the Colomac Mine and the first full year of production at the Nighthawk Mine, the Company expects to increase its gold production in 1996 to approximately 415,000 ounces from 371,151 ounces in 1995. In addition, through the successful implementation of advanced mining technologies accompanied by cost reduction programs, the Company believes that its average cash costs will decrease from US$358 per ounce of gold in 1995 to approximately US$315 per ounce of gold in 1996. The Company's cash costs for the six months ended June 30, 1996 were US$331 per ounce of gold compared to US$351 in the same period in 1995.

- Complete Development of Major Projects -- The Company's primary objective with respect to the Development Projects is to efficiently complete the development of the Kemess South Project. The Company estimates that, upon completion, the Development Projects will generate additional annual production of approximately 547,000 ounces of gold and 60 million pounds of copper with an average estimated cash cost of US$192 per ounce of gold and US$0.48 per pound of copper over the life of the properties.

- Expand Reserve Base Through Focused Exploration -- The Company's exploration program focuses on identifying additional mineable ore reserves in close proximity to its existing mines. This strategy allows the Company to maximize utilization of existing processing facilities, to increase processing efficiencies and to capitalize on its extensive land position in Canada. In 1995, the Company's $15.3 million exploration program delineated approximately 2.2 million ounces of mineable gold reserves. The Company has budgeted $12 million for its 1996 exploration program.

     Management believes that the gold mining industry will continue to consolidate over the next several years and that numerous acquisition opportunities will become available to the Company. In 1996, the Company acquired the Kemess, Duport and Cape Ray properties. In addition to the operating strategy described above, the Company intends to review acquisition opportunities as they become available and will pursue selective acquisitions of gold properties that will increase production, mineable ore reserves and cash flow from operations while reducing average cash costs. These acquisitions could be an important component of the Company's future growth.

                               THE NOTE OFFERING

THE NOTES..................  The Notes were sold by the Company in the Offering on August 12, 1996, and were subsequently resold to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to institutional investors that are accredited investors in a manner exempt from registration under the Securities Act.

REGISTRATION RIGHTS
AGREEMENT..................  In connection with the Offering, the Company entered into the Registration Rights Agreement, which grants holders ("Holders") of the Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy such exchange and registration rights, which generally terminate upon the consummation of the Exchange Offer.

                               THE EXCHANGE OFFER

SECURITIES OFFERED.........  US$175,000,000 aggregate principal amount of Series
                             B 11% Senior Subordinated Notes due August 15,
                             2006.

THE EXCHANGE OFFER.........  US$1,000 principal amount of the Exchange Notes in exchange for each US$1,000 principal amount of Notes. As of the date hereof, US$175,000,000 aggregate principal amount of Notes are outstanding. The Company will issue the Exchange Notes to Holders on or promptly after the Expiration Date.

                             Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes.

                             Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Notes where such Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale.

                             Any Holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes could not rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available April 13,

                             1989), Morgan Stanley & Co., Inc. (available June 5, 1991) or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the Exchange Notes. Failure to comply with such requirements in such instance may result in such Holder incurring liability under the Securities Act for which the Holder is not indemnified by the Company.

                             In any State where the Exchange Offer does not fall under a statutory exemption to such State's Blue Sky laws, the Company has filed the appropriate registrations and notices, and has made the appropriate requests, to permit the Exchange Offer to be made in such State.


EXPIRATION DATE............  5:00 p.m., New York City time, on November 7, 1996, unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended.


INTEREST ON THE EXCHANGE
NOTES
  AND THE NOTES............  The Exchange Notes will bear interest from August
                             12, 1996, the date of issuance of the Notes that are tendered in exchange for the Exchange Notes (or the most recent Interest Payment Date (as defined below in the Summary of Terms of Exchange Notes) to which interest on such Notes has been paid). Accordingly, Holders of Notes that are accepted for exchange will not receive interest on the Notes that is accrued but unpaid at the time of tender, but such interest will be payable on the first Interest Payment Date after the Expiration Date.

CONDITIONS TO THE
  EXCHANGE OFFER...........  The Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See "The Exchange Offer -- Conditions."

PROCEDURES FOR
  TENDERING NOTES..........  Each Holder of Notes wishing to accept the Exchange
                             Offer must complete, sign and date the accompanying Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver the Letter of Transmittal, or such facsimile, together with the Notes and any other required documentation to the Exchange Agent at the address set forth in the Letter of Transmittal. By executing the Letter of Transmittal, each Holder will represent to the Company that, among other things, the Holder or the person receiving such Exchange Notes, whether or not such person is the Holder, is acquiring the Exchange Notes in the ordinary course of business and that neither the Holder nor any such other person has any arrangement or understanding with any person to participate in the distribution of such Exchange Notes. In lieu of physical delivery of the certificates representing Notes, tendering Holders may transfer Notes pursuant to the procedure for book-entry transfer as set forth under "The Exchange Offer -- Procedures for Tendering."

SPECIAL PROCEDURES FOR
  BENEFICIAL OWNERS........  Any beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering its Notes, either make appropriate arrangements to register ownership of the Notes in such owner's name or obtain a properly completed bond power from the registered Holder. The transfer of registered ownership may take considerable time.

GUARANTEED DELIVERY
  PROCEDURES...............  Holders of Notes who wish to tender their Notes and whose Notes are not immediately available or who cannot deliver their Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent (or comply with the procedures for book-entry transfer) prior to the Expiration Date must tender their Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures."

WITHDRAWAL RIGHTS..........  Tenders may be withdrawn at any time prior to 5:00
                             p.m., New York City time, on the Expiration Date pursuant to the procedures described under "The Exchange Offer -- Withdrawals of Tenders."

ACCEPTANCE OF NOTES AND
  DELIVERY OF EXCHANGE
  NOTES....................  The Company will accept for exchange any and all
                             Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer -- Terms of the Exchange Offer."

FEDERAL INCOME TAX
  CONSEQUENCES.............  The issuance of the Exchange Notes to Holders of the Notes pursuant to the terms set forth in this Prospectus will not constitute an exchange for federal income tax purposes. Consequently, no gain or loss would be recognized by Holders of the Notes upon receipt of the Exchange Notes. See "Certain Federal Income Tax Consequences of the Exchange Offer."

EFFECT ON HOLDERS OF
NOTES......................  As a result of the making of this Exchange Offer, the Company will have fulfilled certain of its obligations under the Registration Rights Agreement, and Holders of Notes who do not tender their Notes will generally not have any further registration rights under the Registration Rights Agreement or otherwise. Such Holders will continue to hold the untendered Notes and will be entitled to all the rights and subject to all the limitations applicable thereto under the Indenture, except to the extent such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer. All untendered Notes will continue to be subject to certain restrictions on transfer. Accordingly, if any Notes are tendered and accepted in the Exchange Offer, the trading market for the untendered Notes could be adversely affected.

EXCHANGE AGENT.............  Mellon Bank, F.S.B.

                       SUMMARY OF TERMS OF EXCHANGE NOTES

     The form and terms of the Exchange Notes are the same as the form and terms of the Notes (which they replace) except that (i) the Exchange Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof and (ii) the holders of Exchange Notes generally will not be entitled to further registration rights under the Registration Rights Agreement, which rights generally will be satisfied when the Exchange Offer is consummated. The Exchange Notes will evidence the same debt as the Notes and will be entitled to the benefits of the Indenture. See "Description of Exchange Notes."

SECURITIES OFFERED.........  US$175,000,000 aggregate principal amount of Series
                             B 11% Senior Subordinated Notes due 2006 (equal to Cdn $239,332,604 based upon the exchange rate on August 27, 1996).

ISSUER.....................  Royal Oak Mines Inc.

MATURITY DATE..............  August 15, 2006.

INTEREST PAYMENT DATES.....  Interest on the Exchange Notes will accrue from
                             August 12, 1996 (the "Issue Date") and is payable semi-annually on each of February 15 and August 15 of each year, commencing February 15, 1997.

RANKING....................  The Exchange Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company (which includes the Credit Facility). The Exchange Notes will rank pari passu with all future senior subordinated indebtedness of the Company and will rank senior to all other subordinated indebtedness, if any, of the Company. As of June 30, 1996, there was no Guarantor Senior Indebtedness and $1,991,000 of Senior Indebtedness consisting of capitalized lease obligations. In addition, as of August 27, 1996, the Company had outstanding under its Credit Facility letters of credit in the aggregate amount of $1,940,000.

OPTIONAL REDEMPTION........  The Exchange Notes are redeemable, in whole or in part, at the option of the Company, on or after August 15, 2001, at the redemption prices set forth herein, plus accrued interest to the date of redemption. In addition, on or prior to August 15, 1999, the Company, at its option, may redeem an amount of Exchange Notes equal to up to 35% of the aggregate principal amount of the Notes originally issued in the Offering with the net cash proceeds of one or more Public Equity Offerings (as defined), at the redemption prices set forth herein plus accrued interest to the date of redemption. The Exchange Notes are also redeemable at the option of the Company, in whole but not in part, at a redemption price equal to 100% of the aggregate principal amount so redeemed, plus accrued and unpaid interest thereon to the date of the redemption, in the event of certain changes affecting Canadian withholding taxes. See "Description of Exchange Notes -- Optional Redemption."

SUBSIDIARY GUARANTEE.......  The Exchange Notes will be guaranteed on a senior subordinated basis by the Guarantor.

CHANGE OF CONTROL..........  Upon a Change of Control Triggering Event (as
                             defined), each holder will have the right to require the Company to offer to repurchase such holder's Exchange Notes at a price equal to 101% of the principal amount thereof plus accrued interest to the date of repurchase.

CERTAIN COVENANTS..........  The Indenture contains certain covenants that limit the ability of the Company and its Restricted Subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinated in right of payment to any Senior Indebtedness and senior in right of payment to the Exchange Notes, incur liens, in the case of a subsidiary, to pay dividends or make certain payments to the Company and its Restricted Subsidiaries, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company or its Restricted Subsidiaries.

EXCHANGE OFFER;
REGISTRATION RIGHTS........  In the event that applicable law or interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or if certain holders of the Notes are not permitted to participate in, or do not receive the benefit of, the Exchange Offer, the Registration Rights Agreement provides that the Company and the Guarantor will use all reasonable efforts to cause to become effective a shelf registration statement with respect to the resale of the Notes and to keep such shelf registration statement effective until three years after the Issue Date or such shorter period ending when all the Notes have been sold thereunder. The interest rate on the Notes is subject to increase under certain circumstances if the Company and the Guarantor are not in compliance with their obligations under the Registration Rights Agreement. See "Exchange Offer and Registration Rights."

  For additional information regarding the Exchange Notes, see "Description of
                                Exchange Notes."

                                  RISK FACTORS

     See "Risk Factors," which begins on page 16, for a discussion of certain factors that should be considered by prospective investors in evaluating an investment in the Exchange Notes.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table sets forth historical consolidated financial data for the Company as of and for the periods noted. The consolidated balance sheet and income statement data as of and for the years ended December 31, 1991 through 1995 has been derived from the audited consolidated financial statements of Royal Oak. The consolidated balance sheet and income statement data as of and for the six months ended June 30, 1995 and 1996 has been derived from the unaudited financial statements of Royal Oak which, in the opinion of management of the Company, contain all adjustments necessary for a fair presentation of this information. The historical data with respect to the results of operations for the six months ended June 30, 1996 should not be regarded as necessarily indicative of the results that may be expected for the entire year. The Operating Data presented below has been derived from the Company's accounting and other records. The consolidated financial statements of Royal Oak and the notes thereto have been prepared in accordance with accounting principles generally accepted in Canada ("Cdn GAAP"). These principles are also in conformity, in all material respects, with accounting principles generally accepted in the United States ("US GAAP") except as described in Note 13 of the notes to the audited consolidated financial statements of Royal Oak and the notes thereto as of December 31, 1994 and 1995 and for each fiscal year in the three-year period ended December 31, 1995 (the "Annual Consolidated Financial Statements"). All dollar amounts are expressed in Canadian dollars except as noted below. The following table should be read together with the Annual Consolidated Financial Statements and the unaudited consolidated financial statements of Royal Oak and the notes thereto as of and for the six months ended June 30, 1995 and 1996 (the "Unaudited Consolidated Financial Statements" and, together with the Annual Consolidated Financial Statements, the "Consolidated Financial Statements") appearing elsewhere in this Prospectus. See "Index to Consolidated Financial Statements."

                                                                                                                SIX MONTHS
                                                                                                                  ENDED
                                                                YEAR ENDED DECEMBER 31                           JUNE 30
                                                -------------------------------------------------------    --------------------
                                                 1991        1992        1993        1994        1995        1995        1996
                                                -------    --------    --------    --------    --------    --------    --------
                                                            (DOLLARS IN THOUSANDS, EXCEPT OPERATING DATA AND RATIO)
INCOME STATEMENT DATA:
  CDN GAAP
  Revenue....................................   $96,433    $113,673    $135,326    $162,111    $208,311    $100,839    $105,846
  Operating expenses.........................    72,581      89,874     110,258     117,790     182,214      89,714      81,383
  Royalties and marketing expenses...........       830         881       1,248       2,490       2,535       1,108       1,408
  Administrative and corporate expenses......     3,500       4,082       3,411       5,271       8,549       4,945       4,861
  Depreciation and amortization..............     4,966       4,275       4,998       8,525      14,895       6,270      11,366
  Exploration expenses(1)....................        --          --          --          --          --         254       2,409
  Provision for (recovery of) loss on foreign
    currency contracts.......................        --          --          --      15,267      (5,244)     (3,772)       (976)
                                                --------   --------    --------    --------    --------    --------    --------
  Operating income...........................    14,556      14,561      15,411      12,768       5,362       2,320       5,395
  Interest and other income, net(2)..........     1,314         638       2,289       7,074      20,902      12,135       2,462
  Other(1)...................................    (7,124)     (3,654)     (1,862)      2,960      (1,553)       (235)        (23)
  Provision for income taxes.................      (105)       (108)       (215)       (636)     (1,542)       (969)     (2,729)
                                                --------   --------    --------    --------    --------    --------    --------
  Net income.................................   $ 8,641    $ 11,437    $ 15,623    $ 22,166    $ 23,169    $ 13,251    $  5,105
                                                ========   ========    ========    ========    ========    ========    ========
  US GAAP(3)
  Net income.................................   $ 8,226    $  9,562    $ 13,940    $ 19,978    $ 17,177    $  9,762    $  3,654
OPERATING DATA:
  Recovered gold ounces......................   194,952     245,469     276,320     318,171     371,151     184,206     179,643
  Average spot gold price per ounce (US$)....       362         344         360         384         384         383         395
  Average realized gold price per ounce
    (US$)....................................       432         383         380         428         409         394         431
  Cash cost per ounce (US$)..................       327         304         311         311         358         351         331
  Total cost per ounce (US$)(4)..............       367         346         340         353         410         400         413
  Total cost excluding depreciation and
    amortization (US$).......................       345         332         326         333         381         375         367
OTHER DATA:
  EBITDA(5)..................................   $19,522    $ 18,836    $ 20,409    $ 21,293    $ 20,257    $  8,590    $ 16,761
  Net additions to property, plant and
    equipment(6).............................     6,513      19,889      26,803      52,461      66,018      22,943     255,728
  Ratio of earnings to fixed charges.........      4.43        N.A.      163.93      376.02       84.85      150.32       92.57

                                                                                                                SIX MONTHS
                                                                                                                  ENDED
                                                                YEAR ENDED DECEMBER 31                           JUNE 30
                                                 1991        1992        1993        1994        1995        1995        1996
                                                --------   --------    --------    --------    --------    --------    --------
                                                            (DOLLARS IN THOUSANDS, EXCEPT OPERATING DATA AND RATIO)
BALANCE SHEET DATA (AT PERIOD END)
  CDN GAAP
  Cash and cash equivalents..................   $ 4,935    $ 12,719    $ 79,644    $148,524    $139,410    $164,294    $ 14,797
  Property, plant and equipment..............    58,200      77,547      99,218     137,954     191,381     154,824     435,690
  Total assets...............................    74,484     111,670     217,226     384,074     428,963     421,312     580,118
  Long-term debt(2)(7).......................        --          --          --          --          --          --          --
  Shareholders' equity.......................    49,273      81,935     185,362     302,731     340,495     330,556     459,959
  US GAAP(3)
  Total assets...............................   $73,319    $108,630    $213,253    $377,913    $416,810    $411,662    $646,636
  Shareholders' equity.......................    48,533      79,320     181,389     296,570     328,342     320,906     446,355

---------------

(1) Prior to January 1, 1996, the Company's exploration expenses were not material and were classified under "Other."

(2) The Company historically has had no material long-term debt and, accordingly, has had no material interest expense. As a result of the Offering, the Company would have had as of June 30, 1996 annual interest expense of approximately US$19.25 million (or approximately Cdn $26.3 million based upon the exchange rate as of June 30, 1996) associated with the Notes.

(3) Under US GAAP (i) depreciation and amortization are calculated on the unit-of-production method based upon proven and probable reserves, whereas under Cdn GAAP, total mineral inventory may be used in the calculations; and
    (ii) for defined benefit pension plans, the projected benefit obligation should be discounted using interest rates at which the obligation could be effectively settled whereas under Cdn GAAP, the projected benefit obligation may be discounted using interest rates which are consistent with long-term assumptions. See Note 13 to the Annual Consolidated Financial Statements.

(4) Total cost per ounce includes depreciation and amortization.

(5) "EBITDA," as used in this Prospectus, means operating income plus depreciation and amortization. EBITDA differs from the definition of Consolidated EBITDA under the Indenture. See "Description of Notes." EBITDA is not a measure of financial performance under US GAAP. Accordingly, it does not represent net income or cash flows from operations as defined by US GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. As a result, EBITDA should not be considered as an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity.

(6) Net additions to property, plant and equipment for the six months ended June 30, 1996 include investments in Kemess capital assets of $202 million through the acquisitions of Geddes Resources Limited, El Condor Resources Ltd. and St. Philips Resources Inc. and Duport capital assets through the acquisition of Consolidated Professor Mines Limited.

(7) As of June 30, 1996, the Company had capital lease obligations in the amount of $1,991,000.

                            SUMMARY RESERVE DATA(1)

     The following table lists the Company's mineable ore reserves for the years noted:

                                                                                     YEAR ENDED DECEMBER 31
                                                                       --------------------------------------------------
                                                                       1991       1992       1993       1994      1995(2)
                                                                       -----     ------     ------     ------     -------
GOLD RESERVES (AT END OF PERIOD):
Northwest Territories Division
Giant Mine(3)
  Mineable ore (000s tons).........................................    2,339      2,821      2,617      2,395       2,466
  Average grade (ounces per ton)...................................    0.311      0.319      0.321      0.319       0.335
  Contained ounces (000s)..........................................      727        899        840        763         826
Colomac Mine(4)
  Mineable ore (000s tons).........................................       --         --     13,618     13,054      12,255
  Average grade (ounces per ton)...................................       --         --      0.052      0.053       0.058
  Contained ounces (000s)..........................................       --         --        709        694         711
Ontario Division
Pamour and Nighthawk Mines
  Mineable ore (000s tons).........................................    3,812      3,825      3,993      9,398      38,471
  Average grade (ounces per ton)...................................    0.099      0.099      0.097      0.067       0.046
  Contained ounces (000s)..........................................      379        378        386        629       1,771
Matachewan
  Mineable ore (000s tons).........................................       --         --         --      1,400      13,253
  Average grade (ounces per ton)...................................       --         --         --      0.062       0.067
  Contained ounces (000s)..........................................       --         --         --         87         884
Duport
  Mineable ore (000s tons).........................................       --         --         --         --       1,008
  Average grade (ounces per ton)...................................       --         --         --         --       0.380
  Contained ounces (000s)..........................................       --         --         --         --         383
Newfoundland Division
Hope Brook Mine
  Mineable ore (000s tons).........................................       --      8,255      7,300      3,936       2,448
  Average grade (ounces per ton)...................................       --      0.104      0.102      0.087       0.087
  Contained ounces (000s)..........................................       --        856        746        343         215
Cape Ray
  Mineable ore (000s tons).........................................       --         --         --         --         502
  Average grade (ounces per ton)...................................       --         --         --         --       0.294
  Contained ounces (000s)..........................................       --         --         --         --         147
British Columbia Division
Kemess South
  Mineable ore (000s tons).........................................       --         --         --         --     220,947
  Average grade (ounces per ton)...................................       --         --         --         --       0.018
  Contained ounces (000s)..........................................       --         --         --         --       4,056
Red Mountain
  Mineable ore (000s tons).........................................       --         --         --         --       3,053
  Average grade (ounces per ton)...................................       --         --         --         --       0.262
  Contained ounces (000s)..........................................       --         --         --         --         800
Royal Oak Consolidated
  Total mineable ore (000s tons)...................................    6,151     14,901     27,527     30,183     294,402
  Average grade (ounces per ton)...................................    0.180      0.143      0.097      0.083       0.033
  Total Company contained ounces (000s)............................    1,106      2,133      2,682      2,517       9,793
COPPER RESERVES (AT END OF PERIOD):
British Columbia Division
Kemess South
  Mineable ore (000s tons).........................................       --         --         --         --     220,947
  Average grade (%)................................................       --         --         --         --       0.224
  Content (000s pounds)............................................       --         --         --         --     989,843

---------------

See footnotes on following page.

(1) "Mineable ore reserves" include both proven and probable reserves. The term "reserves" means that part of a mineral deposit which can be reasonably assumed to be economically extracted or produced at the time of the reserves determination. The term "economically," as used in the definition of reserves, implies that profitable extraction or production under defined investment assumptions has been established or analytically demonstrated. The assumptions made must be reasonable, including assumptions concerning the prices and costs that will prevail during the life of the project.

    The term "proven reserves" means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings and drill holes; grade and/or quality are computed from the results of detailed sampling; and
    (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

    The term "probable reserves" means reserves for which quantity and grade and/or quality are computed from information similar to that used for reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

    The term "contained ounces" means that the reserves are estimated to encompass a stated number of ounces of gold in place. The number of ounces ultimately recovered and available for sale depends upon mining efficiency and processing efficiency.

    See "Risk Factors -- Reserve Estimates; Mineral Inventory."

(2) Reserve data dated as of December 31, 1995 includes data for the Kemess, Duport and Cape Ray properties acquired by the Company in 1996.

(3) Reserve data includes data for the Nicholas Lake property. See "Business -- Operating Properties -- Giant."

(4) Reserve data includes data for the Kim-Cass property on a 100% ownership basis. See "Business -- Operating Properties -- Colomac." As of June 30, 1996, the mine plan at the Colomac Mine was under review by the Company's management which could affect the reserves at such property; however, based upon information currently available to the Company, any adjustment to such reserves is not anticipated to be material to the Company's total mineable inventory in the Indin Lake area that would be processed by the Colomac Mill.

                                  RISK FACTORS

     Prospective participants should consider carefully the risk factors set forth below as well as the other information contained in this Prospectus before participating in the Exchange Offer.

ADVERSE CONSEQUENCES OF FINANCIAL LEVERAGE

     Following the sale of the Notes, the Company increased its level of indebtedness and debt service obligations. As of June 30, 1996, after giving effect to the sale of the Notes, the Company would have had approximately US$176.5 million (Cdn $241 million based upon the exchange rate in effect on such date) aggregate amount of indebtedness outstanding, representing 34.4% of total capitalization. See "Capitalization." The Company's average annual interest expense in respect of the Notes is approximately US$19.25 million (approximately Cdn $26.3 million based upon the exchange rate as of June 30, 1996).

     The degree of the Company's leverage could have important consequences to holders of the Exchange Notes including: (i) limiting the Company's ability to obtain additional financing to fund future working capital requirements, capital expenditures, acquisitions or other general corporate requirements; (ii) requiring a portion of the Company's cash flow from operations to be dedicated to debt service requirements, thereby reducing the funds available for operations and future business opportunities; and (iii) increasing the Company's vulnerability to adverse economic and industry conditions.

     The Company may incur additional indebtedness in the future, including Senior Indebtedness. See " -- Subordination." The ability of the Company to make scheduled payments under its present and future indebtedness will depend on, among other things, the future operating performance of the Company and the Company's ability to refinance its indebtedness when necessary. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Company's control.

SUBORDINATION

     The Exchange Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness. Subject to certain limitations, the Indenture permits the Company to incur additional Senior Indebtedness. See "Description of Exchange Notes -- Certain Covenants -- Limitation on Indebtedness." As a result of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency, holders of Senior Indebtedness and trade creditors of the Company and the Guarantor may recover more, ratably, than the holders of the Exchange Notes. The holders of any indebtedness of the Company's subsidiaries (other than the Guarantor) will be entitled to payment of their indebtedness from the assets of such subsidiaries prior to the holders of any general unsecured obligations of the Company, including the Exchange Notes. In addition, substantially all of the assets of the Company and its subsidiaries may in the future be pledged to secure other indebtedness of the Company. See "Description of Exchange Notes."

DEVELOPMENT PROJECTS

     General -- The Company from time to time engages in the development of new ore bodies, both at newly acquired properties and currently existing mining operations. The Company's ability to sustain or increase its present level of gold production is dependent in part on the successful development of such new ore bodies and/or expansion of existing mining operations. The economic feasibility of any individual development project and all such projects collectively is based upon, among other things, estimates of ore reserves, metallurgical recoveries, production rates and capital and operating costs of such development projects, and future metal prices. Development projects are also subject to the completion of favorable feasibility studies, the issuance of necessary permits and the receipt of adequate financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Development projects may have no operating history upon which to base estimates of future operating costs and capital requirements. Particularly for development projects, estimates of ore reserves, metal recoveries and cash operating costs are to a large extent based upon the interpretation of geological data obtained from drill holes and other sampling techniques and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climate changes and other factors. As a result, actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns currently estimated.

     Pending Projects -- The development and construction cost requirements for the Development Projects and the Pamour open pit expansion are significant. For the development of the Kemess South Project, the Company is relying on the updated cost estimates developed by the Company in 1996 and completion of the development is subject to receipt of adequate financing and receipt of all remaining governmental approvals and permits. See "Business -- Development Projects -- Kemess South." The Company's other pending Development Projects are subject to the completion of favorable feasibility studies on each of such properties and the receipt of adequate financing and all required governmental approvals and permits.

GOLD AND METAL PRICE VOLATILITY

     The Company's profitability is significantly affected by changes in the market price of gold, and upon completion of the Kemess South Project, may be significantly affected by changes in the market price of copper. Gold prices may fluctuate dramatically and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold, and production and cost levels in major gold-producing regions such as North America, South Africa and the former Soviet Union. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates, and global or regional political and economic situations. The current demand for, and supply of, gold affects gold prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new gold mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or on its price. If gold prices should decline below the Company's cash costs and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines. Although the Company has hedging programs in place to reduce certain of the risks associated with gold price volatility, there can be no assurance that such hedging strategies will be successful. See " -- Hedging Activities." The aggregate effect of these factors, all of which are beyond the Company's control, is impossible to predict.

     Copper prices may also fluctuate dramatically and are affected by numerous factors beyond the Company's control, including expectations of inflation, speculative activities, the relative exchange rate of the United States dollar, global and regional demand, production and production costs in major producing regions. For example, between January 1, 1996 and July 31, 1996, the price per pound of copper fluctuated between a high of US$1.288 and a low of US$0.829. The aggregate effect of these factors, all of which are beyond the Company's control, is impossible to predict.

     The volatility of gold and copper prices is illustrated in the following table which sets forth the average of the daily closing prices in United States dollars of gold and copper for 1980, 1985, 1990 and each year thereafter until 1996:


                                1980       1985       1990       1991       1992       1993       1994       1995      1996(3)
                               -------    -------    -------    -------    -------    -------    -------    -------    -------
Gold(1) (per ounce).........   $614.32    $317.22    $383.64    $362.23    $343.94    $359.86    $384.15    $384.08    $391.59
Copper(2) (per pound).......   $ 0.990    $ 0.643    $ 1.208    $ 1.059    $ 1.035    $ 0.866    $ 1.049    $ 1.331    $  1.06


---------------

(1) London Bullion Market

(2) London Metal Exchange


(3) Through September 30, 1996



     As of October   , the closing price for gold was US$     per ounce and the
closing price for copper was US$     per pound.

HEDGING ACTIVITIES

     In the normal course of its business, the Company uses gold spot deferred contracts, gold forward sales commitments and gold call option contracts to manage its exposure to fluctuations in the price of gold. Contracted prices on spot deferred and forward sales contracts are recognized in revenue when production is delivered against the commitment. If actual delivery is not made against a particular spot deferred contract at the time of maturity, gains and losses, if any, are recognized at that time. In addition, the Company uses oil swap agreements and foreign exchange contracts to minimize the impact of fluctuations in oil and foreign currency prices, respectively. Contract positions are designed to ensure that the Company will receive a defined minimum price for certain quantities of its production. The related costs paid or premiums received for option contracts which hedge the sales prices of commodities are deferred and included in income as part of the hedged transaction. Revenues from the aforementioned contracts are recognized at the time contracts expire or are closed out by either delivery of the underlying commodity or settlement of the net position in cash. The Company is exposed to certain losses on forward sales contracts, generally the amount by which the contract price exceeds the spot price of the commodity, in the event of non-performance by the counterparties to these agreements. The Company believes that it has minimized credit risk relating to its hedging activities by dealing with large credit-worthy institutions and by limiting its credit exposure to such institutions.

     As of December 31, 1995, the Company had contractual arrangements, in both United States and Canadian dollars (i) to deliver an aggregate of 459,028 ounces of gold between 1996 and 1999 at prices of US$385 to $654 per ounce, (ii) for 892,792 ounces of gold call options written with expiry dates between 1996 and 1999 at strike prices of US$410 to $664, (iii) to sell an aggregate of approximately US$115.9 million at an exchange rate of Cdn$1.28/US$1.00, and (iv) to purchase an aggregate of 400,000 barrels of crude oil between 1996 and 1997 at a price per barrel of US$16.85 to US$17.40. See Note 11 to the Annual Consolidated Financial Statements. In 1996, the Company closed out the contracts referred to in clause (i) above, resulting in the generation of cash and deferred revenue of $20,131,000, exchanged the gold call options expiring between 1997 and 1999 referred to in clause (ii) above for call options with strike prices of $549 to $561, resulting in the generation of cash and deferred revenue of $11,235,000, and settled contracts for 200,000 barrels of crude oil which matured in 1996 referred to in clause (iv) above, resulting in the generation of cash of $537,000 which was used to reduce fuel costs.

FOREIGN EXCHANGE

     Currency fluctuations may affect the cash flow which the Company will realize from its operations as gold and copper are sold in world markets in United States dollars and the Company's costs are incurred primarily in Canadian dollars. Although the Company has hedging programs in place to reduce certain risks associated with foreign exchange exposure, there can be no assurance that such hedging strategies will be successful. See Note 6 to the Annual Consolidated Financial Statements for a further discussion of such activities as of December 31, 1995.

RESERVE ESTIMATES; MINERAL INVENTORY

     The reserves presented in this Prospectus are estimates and no assurance can be given that the indicated amount of gold or other minerals may be economically recovered. Reserve estimates may require revisions based on actual production experience. The ore grade actually recovered by the Company may differ from the estimated grade of the reserves. The Company's reserve estimates are revised annually based on the previous year's operating history. Many factors relating to each mine, such as the design of the mine plan, unexpected operating and processing problems, increases in the stripping ratio in open pit mines, unforeseen geotechnical conditions which may result in increased ground support or dilution in underground operations, and the complexity of the metallurgy of an ore body, may adversely affect cash costs. Moreover, fluctuations in the market price of gold or other minerals, as well as increased production costs or reduced recovery rates, may render reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of reserves.

     References in this Prospectus to "mineral inventory" refer to the combination of mineable ore reserves and the Company's estimates of mineralized material which is either not sufficiently delineated as to size, tonnage and grade or, even if delineated, cannot be economically extracted at the time of the reserve determination and accordingly, cannot be classified as mineable ore reserves. Information described in this Prospectus as "mineral inventory" and "mineralized material" is provided for informational purposes only as the Commission generally permits disclosure of only proven ore reserves, probable ore reserves and mineable ore reserves. There can be no assurance that any mineralized material will ever become mineable ore reserves.

GOVERNMENT PERMITS AND PAYMENTS

     In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on the part of the Company. The duration and success of permitting efforts are contingent upon many variables not within the Company's control. Environmental protection permitting, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine or mines.

     The Company, through an agreement with the British Columbia provincial government which settled the issue of compensation pertaining to the Windy Craggy property and provided grants and investment for the development of the Kemess South Project and other properties in British Columbia, is expected to bring the Kemess South Project into production in the second quarter of 1998. The development of the Kemess South Project will be facilitated by up to $166 million of compensation, economic assistance and investment from the British Columbia provincial government, subject to the satisfaction of certain conditions which the Company expects to meet. Section 25 of the Financial Administration Act (British Columbia) provides that, notwithstanding the commitment to pay, any payment of money by the British Columbia provincial government pursuant to an agreement is subject to (i) an appropriation being available for that agreement in the year in which the payment falls due and (ii) the Treasury Board (as defined in the Financial Administration Act) not having controlled or limited expenditure under any such appropriation. Although the Company fully expects that adequate appropriations will be made for all amounts to be paid by the British Columbia provincial government and that the Treasury Board will not control or limit such appropriations, there can be no assurance that this will be the case. To the Company's knowledge, the British Columbia provincial government has never failed to make an appropriation for a payment of money pursuant to an agreement in the year in which a payment was due and the Treasury Board has not controlled or limited any such appropriation. See "Business -- Development Projects -- Kemess South."

REGULATIONS AND MINING LAW

     The Company's mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, monitoring, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development or continue the operation of a mine or mines.

     The Company has expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements and the Company anticipates that it will continue to do so in the future. Although the Company believes that its operations and facilities comply in all material respects with applicable environmental protection requirements, there can be no assurance that additional significant costs and liabilities will not be incurred to comply with current and future requirements. Moreover, it is possible that future developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to natural resources, property and persons resulting from or alleged to result from the Company's operations, could result in substantial costs and liabilities in the future.

MINING RISKS AND INSURANCE

     The business of mining for gold and other metals is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geological conditions, stope failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, blizzards and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against risks that are typical in the mining industry, but which may not provide adequate coverage in certain unforeseen circumstances. Moreover, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to companies within the industry. Without such insurance, if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce its available funds.

EXPLORATION AND RESERVE GROWTH

     Exploration for gold and other precious metals is highly speculative in nature, involves many risks and is frequently unsuccessful. There can be no assurance that exploration efforts will result in the discovery of gold mineralization or that any mineralization discovered will result in an increase of reserves. If reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. No assurance can be given that the exploration programs will result in the replacement of current production with new reserves or that the development programs will be able to extend the life of existing mines or locate new mines. In the event that new reserves are not developed, the Company may not be able to sustain its current level of gold production.

COMPETITION

     Because mines have limited lives based on proven and probable ore reserves, the Company is continually seeking to replace and expand its reserves. The Company encounters competition from other mining companies in connection with the acquisition of properties producing or capable of producing gold and in the recruitment and retention of qualified employees. As a result of this competition, some of which is with companies having significantly greater financial resources, the Company may be unable to acquire attractive mining properties on terms it considers acceptable. In addition, there are a number of uncertainties inherent in any program relating to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, there can be no assurance that the Company's programs will yield new reserves to replace mined reserves and expand current reserves. The Indenture contains limitations on the ability of the Company to acquire additional properties. See "Description of Exchange Notes -- Certain Covenants -- Limitation on Indebtedness," and "-- Limitation on Restricted Payments."

ABORIGINAL LAND CLAIMS

     Aboriginal groups have made claims in Canada asserting aboriginal rights to land located within their "traditional territory" or resource tenure. In order to pursue a claim, an aboriginal group must notify the responsible federal, provincial or territorial government where the land is located. Each jurisdiction has one or more procedures in place to review and resolve any such claim, failing which judicial consideration may prevail. No government has advised the Company to date of any formal title claim or award that would include the Company's properties. There is, however, no assurance that future claims negotiations or judgments will not affect the Company's properties. If the Company's properties are included in any future negotiated settlements or awards, there can be no assurance that the Company would receive adequate compensation.

LACK OF PUBLIC MARKET FOR THE EXCHANGE NOTES

     The Notes are currently owned by a relatively small number of beneficial owners. The Notes have not been registered under the Securities Act or any state securities laws and, unless so registered and to the extent not exchanged for the Exchange Notes, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

     The Exchange Notes will constitute a new class of securities with no established trading market. Although the Exchange Notes will generally be permitted to be resold or otherwise transferred by nonaffiliates of the Company without compliance with the registration requirements under the Securities Act, the Company does not intend to list the Exchange Notes on any national securities exchange or to seek admission thereof to trading in the Nasdaq National Market. BT Securities Corporation and Scotia Capital Markets (USA) Inc. (the "Initial Purchasers") have advised the Company that they currently intend to make a market in the Exchange Notes. The Initial Purchasers are not obligated to do so, however, and any market-making with respect to Exchange Notes may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Exchange Act. See "Exchange Offer and Registration Rights." Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of the trading market for the Exchange Notes. If a trading market does not develop or is not maintained, holders of the Exchange Notes may experience difficulty in reselling the Exchange Notes or may be unable to sell them at all. If a market for the Exchange Notes develops, any such market may be discontinued at any time. If a public trading market develops for the Exchange Notes future trading prices of such Exchange Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's financial condition and results of operations, and the market for similar notes. Depending on these and other factors, the Exchange Notes may trade at a discount from their principal amount.

CHANGE OF CONTROL

     The Indenture provides that, upon the occurrence of any Change of Control Triggering Event (as defined), which requires both a Change of Control (as defined) and a Rating Event (as defined), the Company will be required to make an offer (a "Change of Control Offer") to purchase all of the Exchange Notes issued and then outstanding under the Indenture at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon and Additional Interest (as defined), if any, to the date of purchase. There can be no assurance that the Company would be able to obtain financing on commercially reasonable terms or at all at such time, and consequently no assurance can be given that the Company would be able to purchase any of the Exchange Notes tendered pursuant to a Change of Control Offer. See "Description of Exchange Notes." Clause (i) of the definition of "Change of Control" under "Description of Exchange Notes" includes a sale, lease, exchange or other transfer of "all or substantially all" of the assets of the Company to a person or group of persons. There is little case law interpreting the phrase "all or substantially all" in the context of an indenture. Because there is no precise established definition of this phrase, the ability of a holder of Exchange Notes to require the Company to repurchase such Notes as a result of a sale, lease, exchange or other transfer of all or substantially all of the Company's assets to a person or group of persons may be uncertain.

EXCHANGE OFFER PROCEDURES

     Issuance of the Exchange Notes in exchange for Notes pursuant to the Exchange Offer will be made only after a timely receipt by the Exchange Agent of such Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, Holders of the Notes desiring to tender such Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to the tenders of Notes for exchange. Notes that are not tendered or are tendered but not accepted will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof and, upon consummation of the Exchange Offer, the registration rights under the Registration Rights Agreement generally will terminate. In addition, any Holder of Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale. Each broker-dealer that receives Exchange Notes for its own account in exchange for Notes, where such Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. To the extent that Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Notes could be adversely affected. See "The Exchange Offer."

RESTRICTIONS ON TRANSFER

     The Notes were offered and sold by the Company in a private offering exempt from registration pursuant to the Securities Act and have been resold pursuant to Rule 144A under the Securities Act and to a limited number of other institutional "accredited investors" (as defined in Rule 501(a) (1), (2), (3) or
(7) under the Securities Act). As a result, the Notes may not be reoffered or resold by purchasers except pursuant to an effective registration statement under the Securities Act, or pursuant to an applicable exemption from such registration, and the Notes are legended to restrict transfer as aforesaid. Each Holder (other than any Holder who is an affiliate or promoter of the Company) who duly exchanges Notes for Exchange Notes in the Exchange Offer will receive Exchange Notes that are freely transferable under the Securities Act. Holders of Notes who participate in the Exchange Offer should be aware, however, that if they accept the Exchange Offer for the purpose of engaging in a distribution, the Exchange Notes may not be publicly reoffered or resold without complying with the registration and prospectus delivery requirements of the Securities Act. As a result, each Holder of Notes accepting the Exchange Offer will be deemed to have represented, by its acceptance of the Exchange Offer, that it acquired the Exchange Notes in the ordinary course of business and that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes. If existing Commission interpretations permitting free transferability of the Exchange Notes following the Exchange Offer are changed prior to consummation of the Exchange Offer, the Company will use its best efforts to register the Notes for resale under the Securities Act. See "Prospectus Summary -- The Exchange Offer" and "Exchange Offer and Registration Rights."

     The Notes currently may be sold pursuant to the restrictions set forth in Rule 144A under the Securities Act or pursuant to another available exemption under the Securities Act without registration under the Securities Act. To the extent that Notes are tendered and accepted in the Exchange Offer, the trading market for the untendered and tendered but unaccepted Notes could be adversely affected.

                               THE EXCHANGE OFFER

     The following discussion sets forth or summarizes what the Company believes to be the material terms of the Exchange Offer, including those set forth in the Letter of Transmittal distributed with this Prospectus. This summary is qualified in its entirety by reference to the full text of the documents underlying the Exchange Offer, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part, and are incorporated herein by reference.

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     The Notes were sold by the Company on August 12, 1996, and were subsequently resold to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to institutional investors that are accredited investors in a manner exempt from registration under the Securities Act. In connection with the Note Offering, the Company entered into the Registration Rights Agreement, which requires, among other things, that promptly following the Issue Date the Company and the Guarantor (i) file with the Commission a registration statement under the Securities Act with respect to an issue of new notes of the Company identical in all material respects (other than transfer restrictions) to the Notes (which obligation has been satisfied by the filing of the Registration Statement of which this Prospectus is a part), (ii) use their best efforts to cause such registration statement to become effective under the Securities Act and (iii) upon the effectiveness of that registration statement, offer to the Holders of the Notes the opportunity to exchange their Notes for a like principal amount of Exchange Notes, which would be issued without a restrictive legend and may be reoffered and resold by the holder without restrictions or limitations under the Securities Act (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act). A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The term "Holder" with respect to the Exchange Offer means any person in whose name the Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder.

     Any Notes tendered and exchanged in the Exchange Offer will reduce the principal amount of Notes outstanding. Following the consummation of the Exchange Offer, Holders of the Notes who did not tender their Notes generally will not have any further registration rights under the Registration Rights Agreement, and such Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Notes could be adversely affected. The Notes are currently eligible for sale pursuant to Rule 144A through the PORTAL System of the National Association of Securities Dealers, Inc. Because the Company anticipates that most Holders of Notes will elect to exchange such Notes for Exchange Notes due to the absence of restrictions on the resale of Exchange Notes under the Securities Act, the Company anticipates that the liquidity of the market for any Notes remaining after the consummation of the Exchange Offer may be substantially limited.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Notes validly tendered and not withdrawn prior to 5:00 p.m. New York City time on the Expiration Date. The Company will issue US$1,000 principal amount of Exchange Notes in exchange for each US$1,000 principal amount of outstanding Notes accepted in the Exchange Offer. Holders may tender some or all of their Notes pursuant to the Exchange Offer. However, Notes may be tendered only in integral multiples of US$1,000.

     The form and terms of the Exchange Notes are the same as the form and terms of the Notes except that (i) the Exchange Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof and (ii) the holders of the Exchange Notes generally will not be entitled to certain rights under the Registration Rights Agreement, which rights generally will terminate upon consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Notes and will be entitled to the benefits of the Indenture.

     Holders of Notes do not have any appraisal or dissenters' rights under the Ontario Business Corporations Act or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange

Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder, including Rule 14e-1 thereunder. The Exchange Offer will not necessarily be conducted in compliance with the securities laws of the province of Ontario, Canada.

     The Company shall be deemed to have accepted validly tendered Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the Exchange Notes from the Company.

     If any tendered Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

     Holders who tender Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


     The term "Expiration Date" shall mean 5:00 p.m., New York City time, on November 7, 1996, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.


     To extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice, followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     The Company reserves the right, in its reasonable judgment, (i) to delay accepting any Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "-- Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered Holders, and, depending upon the significance of the amendment and the manner of disclosure to the registered Holders, the Company will extend the Exchange Offer for a period of five to ten business days if the Exchange Offer would otherwise expire during such five to ten business day period.

     If the Company does not consummate the Exchange Offer, or, in lieu thereof, the Company does not file and cause to become effective a resale shelf registration for the Notes within the time periods set forth herein, liquidated damages will accrue and be payable on the Notes either temporarily or permanently. See "Exchange Offer and Registration Rights."

     Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON EXCHANGE NOTES

     The Exchange Notes will bear interest from August 12, 1996, the date of issuance of the Notes that are tendered in exchange for the Exchange Notes (or the most recent Interest Payment Date to which interest on such Notes has been paid). Accordingly, holders of Notes that are accepted for exchange will not receive interest that is accrued but unpaid on the Notes at the time of tender, but such interest will be payable on the first Interest Payment Date after the Expiration Date. Interest on the Exchange Notes will be payable semiannually on each February 15 and August 15, commencing on February 15, 1997.

PROCEDURES FOR TENDERING

     Only a Holder of Notes may tender such Notes in the Exchange Offer. To tender in the Exchange Offer, a Holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Notes and any other required documents, to the Exchange Agent so as to be received by the Exchange Agent at the address set forth below prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of the Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the Exchange Agent prior to the Expiration Date.

     By executing the Letter of Transmittal, each Holder will make to the Company the representation set forth below in the second paragraph under the heading "-- Resale of Exchange Notes."

     The tender by a Holder and the acceptance thereof by the Company will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf.

     Signatures on the Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Notes tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered Holder of any Notes listed therein, such Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered Holder as such registered Holder's name appears on such Notes with the signature thereon guaranteed by an Eligible Institution.

     If the Letter of Transmittal or any Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Notes at the DTC for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the DTC may make book-entry delivery of the Notes by causing the DTC to transfer such Notes into the Exchange Agent's account with respect to the Notes in accordance with the DTC's procedures for such transfer. Although delivery of the Notes may be effected through book-entry transfer into the Exchange Agent's account at the DTC, a Letter of Transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the DTC does not constitute delivery to the Exchange Agent.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Notes and withdrawal of tendered Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Notes not properly tendered or any Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Notes must be cured within such time as the Company shall determine. Although the Company intends to notify Holders of defects or irregularities with respect to tenders of Notes, none of the Company, the Exchange Agent or any other person shall incur any liability for failure to give such notification. Tenders of Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Notes and (i) whose Notes are not immediately available, (ii) who cannot deliver their Notes, the Letter of Transmittal or any other required documents to the Exchange Agent or (iii) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such Notes and the principal amount of Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Notes (or a confirmation of book-entry transfer of such Notes into the Exchange Agent's account at the DTC) and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Notes in proper form for transfer (or a confirmation of book-entry transfer of such Notes into the Exchange Agent's account at the DTC) and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three New York Stock Exchange trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWALS OF TENDERS

     Except as otherwise provided herein, tenders of Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     To withdraw a tender of Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at the address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Notes to be withdrawn (the "Depositor"), (ii) identify the Notes to be withdrawn (including the certificate number(s) and principal amount of such Notes, or, in the case of notes transferred by book-entry transfer, the name and number of the account at the DTC to be credited), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee register the transfer of such Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time or receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Notes so withdrawn are validly retendered. Any Notes which have been tendered but which are not accepted for exchange will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

     Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or to exchange Exchange Notes for, any Notes, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Notes, if:

          (a) any law, statute, rule, regulation or interpretation by the staff of the Commission is proposed, adopted or enacted, which, in the reasonable judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

          (b) any governmental approval has not been obtained, which approval the Company shall, in its reasonable judgment, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

     If the Company determines in its reasonable judgment that any of the conditions are not satisfied, the Company may (i) refuse to accept any Notes and return all tendered Notes to the tendering Holders, (ii) extend the Exchange Offer and retain all Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders to withdraw such Notes (see "-- Withdrawals of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders, and, depending upon the significance of the waiver and the manner of disclosure to the registered Holders, the Company will extend the Exchange Offer for a period of five to 10 business days if the Exchange Offer would otherwise expire during such five to ten business-day period.

EXCHANGE AGENT

     Mellon Bank, F.S.B. will act as Exchange Agent for the Exchange Offer with respect to the Notes.

     Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal for the Notes and requests for copies of Notice of Guaranteed Delivery should be directed to the Exchange Agent, addressed as follows:

     By Registered or Certified Mail, Overnight Mail or Courier Service or in Person by Hand:

     Mellon Bank, F.S.B.
     c/o Mellon Bank, N.A.
     Corporate Trust Operations
     2 Mellon Bank Center, Room 325
     Pittsburgh, PA 15259-0001
     Attention: Elaine Renn, Vice President

     By Facsimile:

     (412) 234-9196

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telephone, facsimile or in person by officers and regular employees of the Company and its affiliates.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith and pay other registration expenses, including fees and expenses of the Trustee, filing fees, blue sky fees and printing and distribution expenses.

     The Company will pay all transfer taxes, if any, applicable to the exchange of the Notes pursuant to the Exchange Offer. If, however, certificates representing the Exchange Notes or the Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Notes tendered, or if tendered Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of the Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other person) will be payable by the tendering Holder.

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the same carrying value as the Notes, which is the aggregate principal amount of the Notes, as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized in connection with the Exchange Offer. A gain or loss, however, may be recognized due to changes in the carrying value of the Notes or the Exchange Notes during an accounting period due to, for example, fluctuations in the exchange rate for United States and Canadian dollars (due to the fact that the Notes and Exchange Notes are denominated in United States dollars and the value thereof is recorded on the Company's books in Canadian dollars). The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

RESALE OF EXCHANGE NOTES

     Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Notes may be offered for resale, resold and otherwise transferred by any holder of such Exchange Notes (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of such Exchange Notes. Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes may not rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) and Morgan Stanley & Co., Incorporated (available June 5, 1991), or similar no-action letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holders information required by Item 507 of Regulation S-K of the Securities Act. Each broker-dealer that receives Exchange Notes for its own account in exchange for Notes, where such Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, may be a statutory underwriter and must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

     By tendering in the Exchange Offer, each Holder will represent to the Company that, among other things, (i) the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the registered Holder, (ii) neither the Holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes and (iii) the Holder and such other person acknowledge that if they participate in the Exchange Offer for the purpose of distributing the Exchange Notes (a) they must, in the absence of an exemption therefrom, comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes and cannot rely on the no-action letters referenced above and (b) failure to comply with such requirements in such instance could result in such Holder or such other person incurring liability under the Securities Act for which such Holder or such other person is not indemnified by the Company. Further, by tendering in the Exchange Offer, each Holder and such other person that may be deemed an "affiliate" (as defined under Rule 405 of the Securities Act) of the Company will represent to the Company that such Holder and such other person understand and acknowledge that the Exchange Notes may not be offered for resale, resold or otherwise transferred by that Holder or such other person without registration under the Securities Act or an exemption therefrom.

CONSEQUENCES OF FAILURE TO EXCHANGE

     As a result of the making of this Exchange Offer, the Company will have fulfilled one of its obligations under the Registration Rights Agreement, and Holders of Notes who do not tender their Notes generally will not have any further registration rights under the Registration Rights Agreement or otherwise. Accordingly, any Holder of Notes that does not exchange that Holder's Notes for Exchange Notes will continue to hold the untendered Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture, except to the extent that such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer.

     The Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Notes may be resold only (i) to the Company (upon redemption thereof or otherwise), (ii) pursuant to an effective registration statement under the Securities Act, (iii) so long as the Notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, (iv) outside the United States to a foreign person pursuant to the exemption from the registration requirements of the Securities Act provided by Regulation S thereunder, (v) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or (vi) to an institutional accredited investor in a transaction exempt from the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States or other jurisdiction. See "Risk Factors -- Restrictions on Transfer."

OTHER

     Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept. Holders of the Notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

     The Company may in the future seek to acquire untendered Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plans to acquire any Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any untendered Notes.

     In any state where the Exchange Offer does not fall under a statutory exemption to the blue sky rules, the Company has filed the appropriate registrations and notices, and has made the appropriate requests, to permit the Exchange Offer to be made in such State.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES
                             OF THE EXCHANGE OFFER

     The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service (the "IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conditions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to Holders. Certain Holders of the Notes (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. Each Holder of a Note should consult his, her or its own tax advisor as to the particular tax consequences of exchanging such Holder's Notes for Exchange Notes, including the applicability and effect of any state, local or foreign tax laws.

     The issuance of the Exchange Notes to Holders of the Notes pursuant to the terms set forth in this Prospectus will not constitute an exchange for United States federal income tax purposes. Consequently, no gain or loss would be recognized by Holders of the Notes upon receipt of the Exchange Notes, and ownership of the Exchange Notes will be considered a continuation of ownership of the Notes. For purposes of determining gain or loss upon the subsequent sale or exchange of the Exchange Notes, a Holder's basis in the Exchange Notes should be the same as such Holder's basis in the Notes exchanged therefor. A Holder's holding period for the Exchange Notes should include the Holder's holding period for the Notes exchanged therefor. The issue price, original issue discount inclusion and other tax characteristics of the Exchange Notes should be identical to the issue price, original issue discount inclusion and other tax characteristics of the Notes exchanged therefor.

     See also "Certain Income Tax Considerations."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1996, and as adjusted to give effect to the issuance of the Notes. The information presented below should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Prospectus. See "Index to Consolidated Financial Statements."

                                                                         AS OF JUNE 30, 1996
                                                                     ---------------------------
                                                                      ACTUAL      AS ADJUSTED(3)
                                                                     --------     --------------
                                                                       (DOLLARS IN THOUSANDS)
CDN GAAP
Cash and cash equivalents........................................    $ 14,797        $246,804
                                                                     ========        ========
Credit Facility(1)...............................................    $     --        $     --
Long-term debt (including current portion):
  11% Senior Subordinated Notes due 2006(2)......................    $     --        $239,006
  Capital leases.................................................       1,991           1,991
                                                                     --------        --------
     Total long-term debt........................................       1,991         240,997
                                                                     --------        --------
Shareholders' equity:
  Common shares..................................................     376,316         376,316
  Retained earnings..............................................      83,643          83,643
                                                                     --------        --------
     Total shareholders' equity..................................     459,959         459,959
                                                                     --------        --------
Total capitalization.............................................    $461,950        $700,956
                                                                     ========        ========
US GAAP
Total shareholders' equity.......................................    $446,355        $446,355
Total capitalization.............................................     448,346         687,352

---------------

(1) The Company entered into the Credit Facility on February 15, 1996. As of August 27, 1996, $1,940,000 was outstanding under the Credit Facility in the form of letters of credit issued thereunder. The Credit Facility matures on February 14, 1997 and is renewable annually at the option of the lender. See "Description of Credit Facility."

(2) Reflects the full face amount of the Notes converted to Canadian dollars based on the Noon Buying Rate on June 30, 1996 of Cdn $1.00 equals US$0.7322.

(3) After giving effect to the issuance of the Notes.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth historical consolidated financial and operating data for the Company as of and for the periods noted. The consolidated balance sheet and income statement data as of and for the years ended December 31, 1991 through 1995 has been derived from the audited consolidated financial statements of Royal Oak. The consolidated balance sheet and income statement data as of and for the six months ended June 30, 1995 and 1996 has been derived from the unaudited financial statements of Royal Oak which, in the opinion of management of the Company, contain all adjustments necessary for a fair presentation of this information. The historical data with respect to the results of operations for the six months ended June 30, 1996 should not be regarded as necessarily indicative of the results that may be expected for the entire year. The Operating Data presented below has been derived from the Company's accounting and other records. The Consolidated Financial Statements have been prepared in accordance with Cdn GAAP. These principles are also in conformity, in all material respects, with US GAAP except as described in Note 13 of the notes to the Annual Consolidated Financial Statements. The following table should be read together with the Consolidated Financial Statements (including the notes thereto) appearing elsewhere in this Prospectus. See "Index to Consolidated Financial Statements."

                                                                                                                SIX MONTHS
                                                                                                                  ENDED
                                                                YEAR ENDED DECEMBER 31                           JUNE 30
                                               --------------------------------------------------------    --------------------
                                                 1991        1992        1993        1994        1995        1995        1996
                                               --------    --------    --------    --------    --------    --------    --------
                                                           (DOLLARS IN THOUSANDS, EXCEPT OPERATING DATA AND RATIO)
INCOME STATEMENT DATA:
  CDN GAAP
  Revenue...................................   $ 96,433    $113,673    $135,326    $162,111    $208,311    $100,839    $105,846
  Operating expenses........................     72,581      89,874     110,258     117,790     182,214      89,714      81,383
  Royalties and marketing expenses..........        830         881       1,248       2,490       2,535       1,108       1,408
  Administrative and corporate expenses.....      3,500       4,082       3,411       5,271       8,549       4,945       4,861
  Depreciation and amortization.............      4,966       4,275       4,998       8,525      14,895       6,270      11,366
  Exploration expenses(1)...................         --          --          --          --          --         254       2,409
  Provision for (recovery of) loss on
    foreign currency contracts..............         --          --          --      15,267      (5,244)     (3,772)       (976)
                                                -------    --------    --------    --------    --------    --------    --------
  Operating income (loss)...................     14,556      14,561      15,411      12,768       5,362       2,320       5,395
  Interest and other income, net(2).........      1,314         638       2,289       7,074      20,902      12,135       2,462
  Other(1)..................................     (7,124)     (3,654)     (1,862)      2,960      (1,553)       (235)        (23)
  Provision for income taxes................       (105)       (108)       (215)       (636)     (1,542)       (969)     (2,729)
                                                -------    --------    --------    --------    --------    --------    --------
  Net income................................   $  8,641    $ 11,437    $ 15,623    $ 22,166    $ 23,169    $ 13,251    $  5,105
                                                =======    ========    ========    ========    ========    ========    ========
  US GAAP(3)
  Net income................................   $  8,226    $  9,562    $ 13,940    $ 19,978    $ 17,177    $  9,762    $  3,654
OPERATING DATA:
  Recovered gold ounces.....................    194,952     245,469     276,320     318,171     371,151     184,206     179,643
  Average spot gold price per ounce (US$)...        362         344         360         384         384         383         395
  Average realized gold price per ounce
    (US$)...................................        432         383         380         428         409         394         431
  Cash cost per ounce (US$).................        327         304         311         311         358         351         331
  Total cost per ounce (US$)(4).............        367         346         340         353         410         400         413
  Total cost excluding depreciation and
    amortization (US$)......................        345         332         326         333         381         375         367
OTHER DATA:
  EBITDA(5).................................   $ 19,522    $ 18,836    $ 20,409    $ 21,293    $ 20,257    $  8,590    $ 16,761
  Net additions to property, plant and
    equipment(6)............................      6,513      19,889      26,803      52,461      66,018      22,943     255,728
  Ratio of earnings to fixed charges........       4.43        N.A.      163.93      376.02       84.85      150.32       92.57
BALANCE SHEET DATA (AT PERIOD END):
  CDN GAAP
  Cash and cash equivalents.................   $  4,935    $ 12,719    $ 79,644    $148,524    $139,410    $164,294    $ 14,797
  Property, plant and equipment.............     58,200      77,547      99,218     137,954     191,381     154,824     435,690
  Total assets..............................     74,484     111,670     217,226     384,074     428,963     421,312     580,118
  Long-term debt(2)(7)......................         --          --          --          --          --          --          --
  Shareholders' equity......................     49,273      81,935     185,362     302,731     340,495     330,556     459,959

                                                                                                                SIX MONTHS
                                                                                                                  ENDED
                                                                YEAR ENDED DECEMBER 31                           JUNE 30
                                                 1991        1992        1993        1994        1995        1995        1996
                                               -------     --------    --------    --------    --------    --------    --------
                                                           (DOLLARS IN THOUSANDS, EXCEPT OPERATING DATA AND RATIO)
  US GAAP(3)
  Total assets..............................   $ 73,319    $108,630    $213,253    $377,913    $416,810    $411,662    $646,636
  Shareholders' equity......................     48,533      79,320     181,389     296,570     328,342     320,906     446,355

---------------

(1) Prior to January 1, 1996, the Company's exploration expenses were not material and were classified under "Other."

(2) The Company historically has had no material long-term debt and, accordingly, has had no material interest expense. As a result of the Offering, the Company would have had, as of June 30, 1996, annual interest expense of approximately US$19.25 million (or approximately Cdn $26.3 million based upon the exchange rate as of June 30, 1996) associated with the Notes.

(3) Under US GAAP (i) depreciation and amortization are calculated on the unit-of-production method based upon proven and probable reserves, whereas under Cdn GAAP, total mineral inventory may be used in the calculations; and
    (ii) for defined benefit pension plans, the projected benefit obligation should be discounted using interest rates at which the obligation could be effectively settled whereas under Cdn GAAP, the projected benefit obligation may be discounted using interest rates which are consistent with long-term assumptions. See Note 13 to the Annual Consolidated Financial Statements.

(4) Total cost per ounce includes depreciation and amortization.

(5) "EBITDA," as used in this Prospectus, means operating income plus depreciation and amortization. EBITDA differs from the definition of Consolidated EBITDA under the Indenture. See "Description of Exchange Notes." EBITDA is not a measure of financial performance under US GAAP. Accordingly, it does not represent net income or cash flows from operations as defined by US GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. As a result, EBITDA should not be considered as an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity.

(6) Net additions to property, plant and equipment for the six months ended June 30, 1996 include investments in Kemess capital assets of $202 million through the acquisitions of Geddes Resources Limited, El Condor Resources Ltd. and St. Philips Resources Inc. and Duport capital assets through the acquisition of Consolidated Professor Mines Limited.

(7) As of June 30, 1996, the Company had capital lease obligations in the amount of $1,991,000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion should be read in conjunction with the information contained in Royal Oak's Consolidated Financial Statements (including the notes thereto) appearing elsewhere in the Prospectus. See "Index to Consolidated Financial Statements."

GENERAL

     The majority of the Company's revenue is derived from gold sales. Revenue varies with the volume of gold produced and the price received for that production. Set out below is a table indicating the impact on revenue of increased production and of prices for the years 1993 through 1995.

                                                                 1993        1994        1995
                                                                -------     -------     -------
                                                                    (DOLLARS IN THOUSANDS)
Impact on revenue due to:
  Increased Production......................................    $15,126     $   750     $52,480
  Increased (Decreased) Prices(1)...........................      6,527      26,035      (6,280)
                                                                -------     -------     -------
Incremental revenue from prior year.........................    $21,653     $26,785     $46,200
                                                                =======     =======     =======

---------------

(1) Based upon realized prices and includes impact of changes in relative exchange rates.

     In 1995, a US$10 per ounce increase in the gold price would have increased revenue for the year ended December 31, 1995 by approximately $5.1 million.

     Each year since the acquisition of the Pamour and Giant Yellowknife Groups in November 1990, the Company has increased its gold production, mineral inventory, revenue, net income, and total assets through a number of acquisitions and development of several properties. This growth has been reflected in the market capitalization of the Company which has increased significantly, from $90 million at the end of 1991 to approximately $690 million as of June 30, 1996.

     Gold production has increased since 1990 primarily through the acquisition of the Hope Brook Mine and the Colomac Mine. Gold production is currently expected to increase from 371,151 ounces in 1995 to approximately 415,000 ounces in 1996. This increase is expected to come from increased production at the Colomac Mine and the first full year of production at the Nighthawk Mine. Future increases in production are expected to come from the Pamour Mine open pit expansion and the Development Projects.

     The majority of the Company's expenses consist of operating costs associated with recovering gold from the Company's mines. Operating costs include mining and processing costs for gold. The most significant of these costs are labour, consumable materials, repairs of machinery and equipment, fuel and utilities. The Company's average cash costs increased from US$311 per ounce in 1994 to US$358 per ounce in 1995 due primarily to a change in mining methods at the Pamour Mine and start-up costs at the Colomac Mill. The Company expects that average cash costs will decrease to approximately US$315 per ounce in 1996 with the implementation of more effective mining methods and the full year's operation of the Colomac Mill. See "Business -- Operating Strategy."

RESULTS OF OPERATIONS

     The following table indicates the Company's expenses and income as a percentage of revenue for the periods indicated:

                                                                               SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31             JUNE 30
                                              ----------------------------     -----------------
                                               1993       1994       1995       1995       1996
                                              ------     ------     ------     ------     ------
Revenue...................................    100.0%     100.0%     100.0%     100.0%     100.0%
Operating expenses........................     81.4       72.7       87.5       89.0       76.9
Royalties and marketing expenses..........      0.9        1.5        1.2        1.1        1.3
Administrative and corporate expenses.....      2.5        3.2        4.1        4.9        4.6
Depreciation and amortization.............      3.7        5.3        7.1        6.2       10.7
Exploration expense(1)....................     --         --         --          0.2        2.3
Provision for (recovery of) loss on
  foreign currency contracts..............     --          9.4       (2.5)      (3.7)      (0.9)
                                              -----      ---- -     ---- -     ---- -     ---- -
Operating income (loss)...................     11.5        7.9        2.6        2.3        5.1
Interest and other income, net(2).........      1.6        4.4       10.0       12.0        2.3
Other(1)..................................     (1.4)       1.8       (0.8)      (0.2)      --
Provision for income taxes................     (0.2)      (0.4)      (0.7)      (1.0)      (2.6)
                                              -----      ---- -     ---- -     ---- -     ---- -
Net income................................     11.5%      13.7%      11.1%      13.1%       4.8%
                                              =====      =====      =====      =====      =====

---------------

(1) Prior to January 1, 1996, the Company's exploration expenses were not material and were classified under "Other."

(2) The Company historically has had no material long-term debt and, accordingly, has had no material interest expense. As a result of the Offering, the Company as of June 30, 1996 would have had annual interest expense of approximately US$19.25 million (or approximately Cdn$26.3 million based upon the exchange rate as of June 30, 1996) associated with the Notes.

Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995

     Revenue from the sale of gold for the three months ended June 30, 1996 increased 3% to $54.8 million compared to the same period of 1995. In the second quarter of 1996, a 9% increase in the average realized price of US$439 per ounce of gold compared to US$401 in the same period in 1995 accounted for this increase. However, this increase was partially offset by a 6% decrease in production to 91,447 ounces (compared to 97,246 ounces in the second quarter of 1995) and a strengthening of the Canadian dollar from US$0.729 in the second quarter of 1995 to US$0.733 in the same period of 1996 which reduced revenue by approximately $0.2 million in the second quarter of 1996 compared to the same period in 1995.

     Revenue from the sale of gold for the six months ended June 30, 1996 increased 5% to $105.8 million compared to the same period of 1995. In the year-to-date, a 9% increase in the average realized price of US$431 per ounce of gold compared to US$394 in the same period in 1995 accounted for this increase. However, this increase was partially offset by a 2% decrease in production to 179,643 ounces (compared to 184,206 ounces in the year-to-date 1995) and a strengthening of the Canadian dollar from US$0.720 in the six months ended June 30, 1995 to US$0.732 in the same period of 1996 which reduced revenue by approximately $1.6 million in the first six months of 1996 compared to the same period in 1995.

     The increase in production at the Company's Ontario operations for the three months and the six months ended June 30, 1996 is mainly attributable to the production from the Nighthawk Mine which commenced operation in late 1995. The decrease in production at the Company's Newfoundland operations for the three months and the six months ended June 30, 1996 resulted from the fact that the Hope Brook Mill was temporarily shut down in March and April, as planned. Mining operations continued during this period and ore was stockpiled. This shutdown not only enabled the Company to reduce operating costs but also has allowed the mill to operate more efficiently for the balance of 1996. The Hope Brook Mill resumed operations on May 1 and all ore stockpiled during the shutdown is expected to be milled by the end of 1996.

     Operating costs decreased 14% from $45.7 million in the second quarter of 1995 to $39.4 million in the same period in 1996. Operating costs decreased 9% on a year-to-date basis from $89.7 million for the six months ended June 30, 1995 to $81.4 million for the same period in 1996. The decreases were mainly attributable to the shutdown of the Hope Brook Mill in the months of March and April 1996. Operations recommenced on May 1, 1996. Mining costs incurred during the planned shutdown at the Hope Brook Mine have been deferred and will be charged to operating costs as the ore mined during the shutdown is milled during the balance of 1996.

     Cash operating costs on a per ounce basis decreased 8% from US$342 in the second quarter of 1995 to US$315 in the second quarter of 1996. For the year-to-date, the decrease was 6% from US$351 in the second quarter of 1995 to US$331 in the second quarter of 1996. These decreases reflect the cost controls implemented during 1996 and steps taken to reduce the average cash operating cost per ounce.

     Royalties and marketing expenses remained relatively constant for the second quarter. However, on a year-to-date basis, these expenses have increased by $0.3 million mainly due to royalties on production from the Nighthawk Mine where substantial mining began in 1996.

     Administrative and corporate expenses decreased to $2.7 million in the second quarter of 1996 from $3.3 million in the same period in 1995. This decrease was attributable to timing differences as certain expenses were incurred in the first quarter of 1996 whereas those similar expenses were incurred in the second quarter of 1995. For the six months ended June 30, 1996 and 1995, respectively, the administrative and corporate expenses were not significantly different. This reflects a decrease in corporate expenses as a result of cost controls, offset by an increase in capital taxes pursuant to the exercise of warrants and as a result of the issuance of shares of the Company in connection with the acquisitions of Geddes Resources Limited ("Geddes") and El Condor Resources Ltd. ("El Condor").

     Depreciation and amortization increased from $3.0 million in the second quarter of 1995 to $6.1 million in the same period in 1996 and from $6.3 million in the first six months of 1995 to $11.4 million in the same period in 1996. Increases in capital assets and deferred mining costs over the past several years, combined with adjustments to mineral inventory on specific properties have led to these increases. Depreciation and amortization of the Nighthawk Mine assets and deferred development costs commenced in early 1996.

     Exploration expenses increased from $0.1 million in the second quarter of 1995 to $1.4 million in the same period in 1996 and from $0.3 million in the first six months of 1995 to $2.4 million in the same period in 1996. The Company has been evaluating its exploration projects as part of its overall strategic plan and to the extent that certain exploration costs are determined not to be recoverable due to insufficient or lack of expected mineralized material or otherwise, exploration costs have been charged to operations.

     Recovery of loss on foreign currency contracts resulted in a recovery of $0.2 million with respect to these contracts for the three months ended June 30, 1996 as a result of the strengthening of the Canadian dollar. The comparable recovery in the same period of 1995 was $3.8 million which reflected a substantial strengthening of the Canadian dollar compared to the United States dollar for that period. For the six months ended June 30, 1996 and 1995, respectively, the recovery balances were $1.0 million and $3.8 million. The Company's hedging strategies for foreign currency attempt to protect the Company from exchange rate fluctuations.

     Operating income in the second quarter of 1996 increased to $4.5 million from $4.2 million in the second quarter of 1995, and in the first six months of 1996 increased to $5.4 million from $2.3 million in the first six months of 1995.

     Interest and other income decreased from $6.4 million in the second quarter of 1995 to $1.1 million in the same period in 1996. Interest and other income for the six month periods ended June 30, 1995 and 1996, respectively, were $12.1 million and $2.5 million. These decreases reflect the reduction of cash balances due to the acquisitions of Geddes, El Condor, St. Philips Resources Inc. ("St. Philips") and Consolidated Professor Mines Limited ("Consolidated Professor"), and capital expenditures in the last 12 months which, in total, have reduced investment income in 1996.

     Income taxes increased by $1.1 million from $0.7 million in the second quarter of 1995 to $1.8 million in the same period in 1996 while the increase was $1.7 million from $1.0 million in the six months ended June 30, 1995 to $2.7 million in the same period in 1996. The 1996 balances include a provision for deferred taxes of $1.5 million and $2.0 million for the three months and the six months ended June 30, 1996, respectively. No such provision for deferred taxes was required for 1995 because the Company had unrecognized deferred tax assets. However, the balance of the Company's unrecognized deferred tax assets has virtually been utilized such that an accrual for deferred income taxes is necessary for 1996.

     Net income for the second quarter of 1996 decreased by $6.0 million, or 62%, to $3.7 million from net income of $9.7 million during the same period in 1995. Net income for the six months ended June 30, 1996 decreased by $8.2 million, or 62%, to $5.1 million from net income of $13.3 million during the same period in 1995. Significantly lower investment income after the completion of the purchases of Geddes, El Condor, St. Philips and Consolidated Professor, combined with a reduction of the Company's unrecognized deferred tax assets, which have necessitated the accrual of deferred income taxes in 1996, were mainly responsible for the lower net income in the second quarter and the year-to-date.

1995 Compared to 1994

     Revenue from gold sales of 371,151 ounces was $208.3 million in 1995, which was 28% higher than revenue of $162.1 million in 1994. Production in 1994 included 40,568 ounces from the Colomac Mine. Revenue from this production was netted against start-up costs which were deferred as pre-production costs in 1994 because the mine had not reached commercial levels of production by the end of 1994. Revenue in 1995 includes a full year of production from the Colomac Mine of 117,646 ounces. The increase in production at Colomac in 1995 from the level in 1994 was offset by 24,098 fewer ounces of production at three of the Company's other operating mines (i.e. Giant, Pamour and Hope Brook). The Company's average realized price decreased to US$409 per ounce in 1995 as compared to US$428 per ounce in 1994. In 1995, the Canadian/United States dollar exchange rate adversely affected the Company's revenue whereas in 1994, the exchange rate positively affected revenues.

     Operating costs increased to $182.2 million in 1995 from $117.8 million in 1994. The inclusion in 1995 of the Colomac Mine operating costs contributed approximately $61.5 million to this increase. In 1994, because the Colomac Mill had not reached commercial levels of production, start-up costs net of revenue generated from gold sales were deferred to pre-production costs. Operating costs at both the Giant and Pamour Mines increased slightly while the operating cost at the Hope Brook Mine decreased in 1995. Operating costs include mining and processing costs for gold. The most significant of these costs are labour, consumable materials, repairs of machinery and equipment, fuel and utilities. The costs of transporting personnel and freight to the Colomac and Hope Brook Mines are also significant costs for those operations. Average cash costs increased by 15% to US$358 per ounce in 1995 from US$311 per ounce in 1994. The increase reflected a change in mining methods at the Pamour Mine which resulted in lower mill feed grades and tonnages mined and milled, and costs at Colomac that were significantly above budget as a result of overcoming the difficulties associated with the start-up of the mill. These problems at both operations have been addressed in 1996.

     Royalties and marketing expenses increased marginally in 1995 as a result of increased marketing costs related to increased production at the Colomac Mine. Should the average selling price of gold exceed US$400 per ounce in 1996, an additional $1.0 million in royalties will be payable under the terms of the Colomac Mine asset purchase agreement.

     Administrative and corporate expenses increased 62% to $8.5 million in 1995 from $5.3 million in 1994. The corporate office relocated from Vancouver, British Columbia to Kirkland, Washington in March 1995. Costs associated with this relocation were approximately $0.5 million. Salary and benefit costs increased as a number of personnel were added in both 1994 and 1995 to strengthen the corporate office and position the Company for future growth. Travel, telephone and professional fees increased in 1995 as the Company examined various acquisition and merger opportunities and dealt with bringing cash operating costs under control. In 1994, much of the travel costs and professional fees related to the bid to acquire Lac Minerals Ltd. ("Lac Minerals") were netted against the gain on sale of securities when the shares acquired by the Company in connection with the bid were sold. Corporate expenses are expected to decrease in 1996 as many of the one-time costs associated with moving the corporate office in 1995 will be eliminated.

     Depreciation and amortization increased in 1995 to $14.9 million (US$29.24 per ounce) from $8.5 million (US$22.48 per ounce) in 1994. Increases in capital assets and deferred mining costs over the past several years, combined with adjustments to mining reserves on specific properties, have led to these increases. Depreciation and amortization are provided on the unit-of-production method. Higher production in 1995 associated with the Colomac Mine increased depreciation and amortization by $7.4 million in 1995, while lower production at the other three mines in 1995 reduced the difference to $6.4 million.

     Provision for (recovery of) loss on foreign currency contracts resulted in a recovery of $5.2 million in 1995 as compared to a loss of $15.3 million in 1994 as a result of the strengthening of the Canadian dollar in 1995 (see below under "1994 Compared to 1993" for a discussion of the 1994 loss). These contracts were associated with the Company's contractual obligation to deliver future gold production at specified prices in United States dollars. The Company's hedging strategies for foreign currency attempt to protect the Company from exchange rate fluctuations.

     Operating income in 1995 was $5.4 million as compared to $12.8 million in 1994 for the reasons described above.

     Interest and other income increased 195% to $20.9 million in 1995 from $7.1 million in 1994. (See Note 9 to the Annual Consolidated Financial Statements for a breakdown and comparison of these amounts.) Interest income was significantly higher in 1995 as a result of the Company's high cash balances which increased due to a $100 million equity issue in 1994. Interest income in 1995 includes $1.3 million of interest received on a refund of 1988 Ontario mining taxes. Surplus cash is primarily invested in highly liquid, low risk financial instruments with relatively short maturities. This strategy gives the Company maximum flexibility should funds be needed for acquisitions or other purposes. The gain on sale of securities was $8.3 million in 1995 compared to $1.2 million in 1994. In 1994, the Company acquired approximately 1.83 million shares of Barrick Gold Corporation ("Barrick Gold") in exchange for shares of Lac Minerals which it tendered to the Barrick Gold bid for Lac Minerals. While the Company made a partial disposition of the Barrick Gold shares in 1994, it sold the remaining 978,000 Barrick Gold shares that it held during 1995. In 1995, the Company established an acquisition team to evaluate many opportunities in North America and overseas. Consistent with the approach taken in 1994 when the Company bid for Lac Minerals, the Company purchased shares in certain companies to establish an equity position prior to holding discussions with management regarding a merger or takeover. These positions were subsequently sold when discussions and negotiations with such companies were terminated, resulting in gains on sale of securities. Other income in 1995 includes a $2.0 million refund of 1988 Ontario mining taxes previously paid. Other income in 1994 includes dividends and option premiums earned on the shares of both Lac Minerals and Barrick Gold.

     Income taxes for 1995 were minimal. The Company has tax deductions, including earned depletion and mining exploration depletion, available to be utilized in future years totaling $183 million. Because of past reorganizations undertaken by the Company, utilization of some of these tax deductions may be restricted. The Company does not expect to pay cash income taxes or mining taxes in Canada for at least the next two years. However, the Company is subject to capital taxes and minimum taxes in certain Canadian jurisdictions. The Company's United States operations are taxable, however, the total of 1996 United States taxes is not expected to be material. The balance of the Company's unrecognized deferred income tax assets is decreasing. Accordingly, the Company expects to report a deferred income tax provision in 1996 which will increase the Company's effective tax rate above the 6% level in 1995.

     Net income for the year ended December 31, 1995 increased 5% to $23.2 million on revenues of $208.3 million. This compares with $22.2 million on revenues of $162.1 million in 1994.

1994 Compared to 1993

     Revenue in 1994 increased 19.8% to $162.1 million from $135.3 million in 1993. This increase was primarily the result of higher gold production, favorable exchange rates and the Company's hedging program.

Gold production increased 15.1% from 276,320 ounces in 1993 to 318,171 ounces in 1994. Gold production of 40,568 ounces at the Colomac Mine, which began production in July 1994, was primarily responsible for this increase. All revenue from gold production at the Colomac Mine in 1994 was netted against start-up costs and deferred as pre-production cost. The Company's hedging strategy allowed it to realize an average gold price of US$428 per ounce in 1994, the highest in the industry, up from US$380 per ounce in 1993. The average spot price in 1994 was US$384 per ounce. The US$44 premium contributed $16.5 million to revenue.

     Operating costs in 1994 increased 6.8% to $117.8 million from $110.3 million in 1993, but the average cost per ounce remained at US$311. The 15.1% increase in gold production offset utility rate increases at the Giant Mine and increased labour rates, which are tied to gold prices, at the Giant and Hope Brook Mines.

     Royalties and marketing expenses doubled in 1994 to $2.5 million from $1.2 million in 1993 primarily as a result of royalty increases at the Hope Brook Mine. Under the terms of the Hope Brook Mine purchase agreement, the Company is obligated to pay an operating royalty of $1.3 million to $3.3 million annually depending on the average price of gold when the average price exceeds US$380 per ounce in respect of gold production from the Hope Brook Mine. Since the average price of gold was US$384 in 1994, the Company made a $1.3 million royalty payment in respect of the Hope Brook Mine. Obligations under this agreement expire in 1996.

     Administrative and corporate expenses in 1994 increased 54.5% to $5.3 million from $3.4 million in 1993. This increase was the result of (i) the addition of key personnel to the corporate office in late 1993 and early 1994,
(ii) investor relations fees associated with the attempted takeover by the Company of Lac Minerals, (iii) higher capital taxes due to the increase in shareholders' equity and (iv) one-time costs related to the relocation of the corporate office from Vancouver.

     Depreciation and amortization in 1994 increased 70.6% to $8.5 million from $5.0 million in 1993. The increase is primarily due to the increase in capital assets and deferred mining costs, as well as adjustments to mining reserves on specific properties.

     Provision for (recovery of) loss on foreign currency contracts recorded by the Company in 1994 included a $15.3 million provision for loss on foreign currency contracts. Prior to 1994, the Company had entered into a series of foreign currency contracts at an average exchange rate of Cdn $1.2744/US$1.00 to hedge contractual obligations to deliver future gold production at specified prices in United States dollars. In November 1994, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants issued an abstract restricting the use of hedge accounting when spot deferred forward contracts mature and are rolled forward to future periods. In view of this recommendation, the Company adopted a conservative approach and provided for the loss on foreign currency contracts which matured subsequent to November 1994 and prior to the end of 1994 and as well provided for the potential future loss related to its currency contracts by marking them to market at the end of 1994. The Company intends to continue to roll these foreign exchange contracts forward as they mature and will continue to mark-to-market these contracts in the future. The effect of this provision was to adjust the book carrying value of the contracts to Cdn $1.4028/US$1.00 as of December 31, 1994.

     Gain on issuance of shares by associated company recorded by the Company in 1994 consisted of a $3.0 million gain. Mountain Minerals Co. Ltd. ("Mountain Minerals") issued stock in 1994 which reduced the Company's equity interest from 51.1% to 41.2%. On August 12, 1996, Highwood Resources Ltd. ("Highwood"), in which the Company has a 32% interest, acquired all of the outstanding shares of Mountain Minerals. See "Business -- Strategic Investments."

     Operating income in 1994 decreased 16.9% to $12.8 million from $15.4 million in 1993.

     Interest and other income in 1994 increased to $7.1 million from $2.3 million in 1993. This increase was primarily the result of higher cash balances resulting from equity issues in 1993 and 1994.

     Income taxes were $0.6 million in 1994, up from $0.2 million in 1993. The Company continued to pay minimal income taxes as it utilized tax deductions from earned depletion and mining exploration depletion which it was able to carry forward.

     Net income in 1994 increased 41.9% to $22.2 million from $15.6 million in 1993.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Company, as a Canadian company, uses Canadian dollars as the basis of measurement and follows Cdn GAAP in reporting its financial results. The differences in the reported results that would have resulted from using US GAAP as opposed to Cdn GAAP are summarized in Note 13 to the Annual Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1996, the Company had cash, cash equivalents and short-term investments of $39.7 million compared to $41.1 million at March 31, 1996 and $142.4 million at December 31, 1995.

     Operating Activities. Net cash provided by operating activities for the second quarter of 1996 was $0.2 million compared to $6.3 million in the same period in 1995. However, for the six months ended June 30, 1996, the net cash used amounted to $9.5 million compared to net cash provided by operating activities of $7.7 million in the first six months of 1995. These changes for the second quarter and the year-to-date reflected a reduction in interest and other income due to reduced cash balances as well as the impact of a seasonal increase in inventory net of an increase in current liabilities which financed much of this increase in inventory. (See Note 5 to the Unaudited Consolidated Financial Statements). The increase in inventory and current liabilities was attributable to the need to supply operating and maintenance materials to the Colomac Mine site over a winter ice road, as weather conditions permit. The change was more pronounced in 1996 compared to the prior year because management decided to transport more supplies over the winter ice road than by airplane.

     Financing Activities. Net cash provided by financing activities for the second quarter of 1996 was $20.5 million compared to $2.3 million in the same period in 1995. The higher cash provided in the 1996 period of $18.2 million compared to 1995 was mainly the result of the early settlement of forward contracts which the Company had at December 31, 1995. For the six months ended June 30, net cash provided in 1996 amounted to $141.9 million compared to $21.1 million in 1995. This higher cash provided in 1996 resulted mainly from the issuance of share capital which generated proceeds of $114.0 million and the above-noted settlement of forward contracts in the second quarter. The issuance of shares was part of the consideration for the acquisition of the Kemess property. (See Note 8 to the Unaudited Consolidated Financial Statements.)

     Investing Activities. Net cash used in investing activities for the second quarter of 1996 was $22.0 million compared to $14.4 million in the same period in 1995. The higher use of cash in the 1996 period primarily reflected a higher investment in property, plant and equipment at the Company's current mines and development projects including $1.1 million for mining equipment related to the Pamour Mine open pit expansion, $6.0 million for the advanced exploration and development of the Red Mountain property and $7.9 million for the development of the Kemess property, among other items. The latter two investments were offset by an initial $14.5 million compensation payment received from the British Columbia provincial government.

     Net cash used in investing activities for the six months ended June 30, 1996 was $235.1 million compared to $24.6 million in the corresponding period in 1995. The Company completed the acquisition of the Kemess property in January 1996 for aggregate consideration of approximately $202.0 million. This included cash consideration of $87.8 million of which $26.9 million was incurred in prior periods in respect of open market purchases of shares of Geddes, El Condor and St. Philips. (See Note 8 to the Unaudited Consolidated Financial Statements.) In addition, during the second quarter of 1996, the Company completed the acquisition of all of the shares of Consolidated Professor for total consideration of approximately $16.2 million. (See Note 9 to the Unaudited Consolidated Financial Statements.) For the six months ended June 30, 1996, the Company had also invested $37.9 million in property, plant and equipment at its various mines and development projects including $5.1 million for mining equipment related to the Pamour Mine open pit expansion, $6.4 million for the advanced exploration and development of the Red Mountain property, $9.5 million for the development of the Kemess property and $22.6 million on mine site maintenance capital and development. The expenditures on the Red Mountain and Kemess properties were offset by an initial $14.5 million compensation payment received from the British Columbia provincial government. Also during 1996, the Company made $6.3 million of additional investments in Mountain Minerals and Asia Minerals Corp. ("Asia Minerals"), two strategic long-term investments. Asia Minerals has recently completed a private placement offering, the proceeds of which will provide funds to allow the company to pursue its ventures in China.

     Capital Expenditures. The Company currently expects to spend $129 million for capital expenditures in 1996, of which approximately $45 million has been or is expected to be funded by the British Columbia provincial government. Approximately $102 million of the total will be spent on the Development Projects. See "Business -- Development Projects." The balance of the budget will be used for exploration and sustaining capital for the Company's existing operations.

     The Company expects that the approximately US$170.6 million of proceeds received from the Offering, together with its current cash position, amounts available under the Credit Facility, vendor financing, compensation from the British Columbia provincial government and its investment and economic assistance package (see "Business -- Development Projects -- Kemess South") and the cash flow from existing operations will be sufficient to fund the Company's capital expenditure and exploration programs and ongoing operations until 1998, when the Kemess South Project is expected to be brought into production and to generate sufficient cash flow to fund future growth.

                                    BUSINESS

THE COMPANY

     Royal Oak is a major North American gold mining company which, together with its predecessors, has produced in excess of 50 million ounces of gold over a 60-year period. The Company, which owns and operates five producing gold mines, is in the process of expanding one producing mine and is developing four major new projects. The Company has extensive land positions in Canada covering approximately 704,000 acres, as well as over 7,000 acres in the United States, which provide it with the opportunity to expand its reserves through focused exploration and development. As of and for the fiscal year ending December 31, 1995, Royal Oak had approximately 9.8 million ounces of mineable gold reserves and produced 371,151 ounces of gold.

     The Company's five producing gold mines consist of the Colomac and Giant Mines in the Northwest Territories, the Pamour and Nighthawk Mines in Ontario and the Hope Brook Mine in Newfoundland. Through acquisitions, exploration and the implementation of more advanced and efficient mining methods, the Company has increased its annual production by a compounded annual growth rate of 17.5% since 1991. The Company conducts a focused exploration program to develop additional mineable gold reserves in close proximity to its existing mines in order to maximize the utilization of its processing facilities and to increase processing efficiencies. In 1995, the Company's exploration efforts resulted in the addition of approximately 2.2 million ounces of mineable gold reserves to its existing reserve base at a cost of approximately $6.95 per ounce. A significant part of this exploration program was focused on the Pamour Mine open pit expansion which is expected to contribute approximately 60,000 ounces of gold annually when production commences in the first half of 1998.

     As of June 30, 1996, the Company employed 1,461 people, of which 937 are represented by one of two unions. The Company's principal executive offices are located at 5501 Lakeview Drive, Kirkland, Washington 98033, and its telephone number is (206) 822-8992.

MINING PROCESS

     The business of gold mining is essentially divided into four phases: exploration, development, production and reclamation. During the exploration phase, geologists search for indications of mineralization. Quite often, large areas of land must be examined. Consequently, geologists rely on such general techniques as the review of geological maps, the interpretation of satellite or aerial surveys and the review of historical mining data in order to search for possible indications of mineralization. Once an area of interest has been identified, surface samples are taken and analyzed for the presence of anomalous levels of mineralization. Trenches are often dug in order to take sub-surface samples and better determine the geological structure. The final step in the identification of a mineralized body involves drilling of the identified targets by either reverse circulation or diamond core drills.

     Before proceeding further, a determination must be made as to whether the mineralization represents an economic ore body. To accomplish this, a feasibility study is completed. The feasibility study involves the comprehensive analysis of the entire proposed mine operation and ultimately determines whether the mine will be placed into production. The results from exploratory trenching and drilling, and in certain instances, additional work, including bulk sampling and underground development, together with estimates of capital and operating costs, are used to assess the economics of the deposit.

     Once a decision has been made to proceed, permission is sought and the infrastructure for the mine is constructed, including access roads, runways, power lines, living quarters, maintenance sheds and processing facilities. Concurrently, the mine is developed. In the case of an underground mine, access to the ore body must be provided. This may include the sinking of shafts and/or the development of declines, ramps or drifts. In an open pit mine, development will generally involve the removal of non-mineralized surface rock in order to allow access to the ore body.

     Once construction and development have been completed, the mine is brought into production with the mining of both ore and waste rock. Ore is segregated from the waste rock and then sent to the mill for further processing in order to extract the gold. Ore is first crushed in order to reduce the size of the larger pieces. If the concentration of gold is high enough, the crushed ore will typically be processed further in a mill. In the mill, crushed ore is ground to a size small enough to ensure liberation of the gold from the associated rock, thereby forming a fine ore slurry. A gravity circuit may be employed to remove free gold or, if the gold is still associated with the waste rock, the gold is dissolved in a cyanide solution, thereby allowing the waste rock to be discarded as tailings. The goldbearing cyanide solution is then processed to remove the gold, typically through the use of either a carbon adsorption or a zinc precipitation circuit. Once extracted, the gold is smelted in a furnace and poured into molds, creating dore bars. These bars are then sent to a refinery for final purification.

     If the grade of the ore is low, it may be more economical to use heap leaching rather than milling to extract the gold. In heap leaching, the crushed ore is placed on lined leach pads where a weak cyanide solution is applied to the surface of the heap. The solution percolates down through the ore where it dissolves the gold and flows to a central collection location. The gold-bearing solution is then processed further at the mill (as described above).

     Although reclamation of a mine may occur concurrently during the production phase, it will begin in earnest once all the economic mineralization has been extracted from the ore body. Reclamation involves the returning of land disturbed by mining, including waste dumps, tailings ponds and pits, to environmentally acceptable conditions and disposal of the remaining waste in an approved manner. Reclamation may include revegetation and recontouring of the disturbed land and removal of all buildings, machinery and equipment. If necessary, monitoring of the site for potential leakage of acid rock drainage or other soluble elements may be undertaken. Reclamation requirements vary greatly according to location of the property.

HISTORY

     The Company came into existence on July 23, 1991 as a result of the amalgamation of five companies: Giant Yellowknife Mines Limited, Pamour Inc., Pamorex Minerals Inc., Royal Oak Resources Ltd. and Akaitcho Yellowknife Gold Mines Limited, certain of which commenced operations approximately 60 years ago. As a result of this amalgamation, the Company had two operating mines, Pamour and Giant. On January 1, 1992, the Company amalgamated with its wholly-owned subsidiary, Supercrest Mines Limited. In addition to its wholly owned subsidiaries, the Company has a majority interest in three companies, Ronnoco Gold Mines Limited, Northbelt Yellowknife Gold Mines Limited and Royal Eagle Exploration Inc.

     Since 1991, Royal Oak has acquired the following properties and interests:

     -  the Broulan property in Ontario from Balmoral Mines Ltd. (1991);

     -  a 20% interest in Athabaska Gold Resources Ltd. (1991-1993);

     -  the Hope Brook Mine in Newfoundland from Hope Brook Gold Inc. (1992);

     - the Colomac Mine in the Northwest Territories (and an existing royalty interest) from Neptune Resources Corp. (1993);

     - a controlling interest in Geddes Resources Limited from Neptune Resources Corp. (1993);

     - an option in respect of the Kim-Cass property in the Northwest Territories from Echo Bay Mines Ltd. (1994);

     - the Red Mountain property in British Columbia from Barrick Gold Corporation (1995);

     - the Nicholas Lake gold property in the Northwest Territories from Athabaska Gold Resources Ltd. (1995);

     - an 89.4% interest in Ronnoco Gold Mines Limited, thereby providing the Company with a strategic land position on the Nighthawk Lake Break in Ontario (1995-6);

     -  a leasehold interest in the Copperstone property located in Arizona
       (1995);

     - all of the outstanding shares of Geddes, El Condor and St. Philips, thereby acquiring the Kemess property in British Columbia (1996);

     - all of the outstanding shares of Consolidated Professor, thereby acquiring the Duport property in Ontario (1996); and

     - the Cape Ray gold property in Newfoundland from American Gem Corporation and the net smelter return royalty on the property from Homestake Canada Inc. (1996).

     In addition, the Company has certain strategic investments. See "-- Strategic Investments."

OPERATING STRATEGY

     In order to capitalize on its business strengths, the Company has developed the following operating strategy to continue its growth:

     - Increase Production and Reduce Average Cash Costs -- As a result of increased production at the Colomac Mine and the first full year of production at the Nighthawk Mine, the Company expects to increase its gold production in 1996 to approximately 415,000 ounces from 371,151 ounces in 1995. In addition, through the successful implementation of advanced mining technologies accompanied by cost reduction programs, the Company believes that its average cash costs will decrease from US$358 per ounce of gold in 1995 to approximately US$315 per ounce of gold in 1996. The Company's cash costs for the six months ended June 30, 1996 were US$331 per ounce of gold compared to US$351 in the same period in 1995.

     - Complete Development of Major Projects -- The Company's primary objective with respect to the Development Projects is to efficiently complete the development of the Kemess South Project. The Company estimates that, upon completion, the Development Projects will generate additional annual production of approximately 547,000 ounces of gold and 60 million pounds of copper with an average estimated cash cost of US$192 per ounce of gold and US$0.48 per pound of copper over the life of the properties.

     - Expand Reserve Base Through Focused Exploration -- The Company's exploration program focuses on identifying additional mineable ore reserves in close proximity to its existing mines. This strategy allows the Company to maximize utilization of existing processing facilities, to increase processing efficiencies and to capitalize on its extensive land position in Canada. In 1995, the Company's $15.3 million exploration program delineated approximately 2.2 million ounces of mineable gold reserves. The Company has budgeted $12 million for its 1996 exploration program.

     Management believes that the gold mining industry will continue to consolidate over the next several years and that numerous acquisition opportunities will become available to the Company. In 1996, the Company acquired the Kemess, Duport and Cape Ray properties. In addition to the operating strategy described above, the Company intends to review acquisition opportunities as they become available and will pursue selective acquisitions of gold properties that will increase production, mineable ore reserves and cash flow from operations while reducing average cash costs. These acquisitions could be an important component of the Company's future growth.

OPERATING PROPERTIES

     The Company produced a record 371,151 ounces of gold in 1995, an increase of 17% from the 318,171 ounces produced in 1994. This production came from the Company's five operating gold mining properties: the Colomac and Giant Mines in the Northwest Territories, the Pamour and Nighthawk Mines in Ontario and the Hope Brook Mine in Newfoundland.

     Set forth on the following page is a summary, on a property-by-property basis, of the Company's production, reserve and cost data:

                        PRODUCTION, RESERVE & COST DATA

                                                                                                              RESERVES AT
                                                                              PRODUCTION                      YEAR END(1)
                                                           ------------------------------------------------   -----------
                                                                                                  RECOVERED    MINEABLE
                                                           ORE MILLED    HEAD GRADE    RECOVERY     GOLD          ORE
                                                             (TONS)     (OUNCES/TON)     (%)      (OUNCES)    (000S TONS)
                                                           ----------   ------------   --------   ---------   -----------
GOLD
Gold Colomac Mine(2)
1995.....................................................  2,725,388        0.047        92.34     117,646       12,255
1994.....................................................    985,091        0.047        87.10      40,568       13,054
1993.....................................................         --           --           --          --       13,618
Giant Mine(3)
1995.....................................................    410,966        0.254        86.73      91,423        2,466
1994.....................................................    430,238        0.264        86.95     101,176        2,395
1993.....................................................    413,098        0.264        85.86      92,948        2,617
Pamour and Nighthawk Mines
1995.....................................................  1,329,846        0.067        90.20      80,120       38,471
1994.....................................................  1,350,007        0.069        89.20      85,755        9,398
1993.....................................................  1,330,722        0.072        89.60      87,346        3,993
Hope Brook Mine
1995.....................................................  1,090,250        0.090        84.43      81,962        2,448
1994.....................................................  1,227,136        0.089        82.10      90,672        3,936
1993.....................................................  1,149,071        0.101        82.48      96,026        7,300
Kemess South(4)
1995.....................................................         --           --           --          --      220,947
Kemess North(4)
1995.....................................................         --           --           --          --           --
Red Mountain
1995.....................................................         --           --           --          --        3,053
Matachewan
1995.....................................................         --           --           --          --       13,253
1994.....................................................         --           --           --          --        1,400
Duport(4)
1995.....................................................         --           --           --          --        1,008
Cape Ray(4)
1995.....................................................         --           --           --          --          502
Copperstone
1995.....................................................         --           --           --          --           --
Royal Oak Consolidated
1995.....................................................  5,556,450           --           --     371,151      294,402
1994.....................................................  3,992,472           --           --     318,171       30,183
1993.....................................................  2,892,891           --           --     276,320       27,527

                                                                                             MINERALIZED MATERIAL
                                                                                                AT YEAR END(1)
                                                                                     -------------------------------------
                                                             AVERAGE                 MINERALIZED     AVERAGE
                                                              GRADE         GOLD      MATERIAL        GRADE         GOLD
                                                           (OUNCES/TON)   (OUNCES)   (000S TONS)   (OUNCES/TON)   (OUNCES)
                                                           ------------   --------   -----------   ------------   --------
GOLD
Gold Colomac Mine(2)
1995.....................................................      0.058       711,000       4,438         0.058       260,000
1994.....................................................      0.053       694,000       7,375         0.060       467,000
1993.....................................................      0.052       709,000       4,026         0.044       179,000
Giant Mine(3)
1995.....................................................      0.335       826,000       6,043         0.218      1,317,000
1994.....................................................      0.319       763,000       6,066         0.216      1,313,000
1993.....................................................      0.321       840,000       6,171         0.216      1,331,000
Pamour and Nighthawk Mines
1995.....................................................      0.046      1,771,000     19,927         0.081      1,611,000
1994.....................................................      0.067       629,000       6,223         0.086       536,000
1993.....................................................      0.097       386,000       5,615         0.090       506,000
Hope Brook Mine
1995.....................................................      0.088       215,000       3,960         0.101       399,000
1994.....................................................      0.087       343,000       4,389         0.109       477,000
1993.....................................................      0.102       746,000       2,673         0.116       311,000
Kemess South(4)
1995.....................................................      0.018      4,056,000         --(5)         --            --
Kemess North(4)
1995.....................................................         --            --     173,063         0.011      1,918,000
Red Mountain
1995.....................................................      0.262       800,000         525         0.203       106,000
Matachewan
1995.....................................................      0.067       884,000       1,976         0.139       274,000
1994.....................................................      0.062        87,000      11,409         0.103      1,176,000
Duport(4)
1995.....................................................      0.380       383,000       1,007         0.320       322,000
Cape Ray(4)
1995.....................................................      0.294       147,000          --            --            --
Copperstone
1995.....................................................         --            --       2,424         0.172       417,000
Royal Oak Consolidated
1995.....................................................      0.033      9,793,000    213,363         0.031      6,625,000
1994.....................................................      0.083      2,517,000     35,822         0.111      3,969,000
1993.....................................................      0.097      2,682,000     18,485         0.126      2,327,000

                                                                                        COSTS
                                                                           --------------------------------
                                                                           OPERATING    CASH    DEPRECIATION
                                                           TOTAL MINERAL   COST/TON     COST        AND
                                                           INVENTORY(1)     MILLED     (US$/    AMORTIZATION
                                                           (OUNCES GOLD)    ($/TON)    OUNCE)   (US$/OUNCE)
                                                           -------------   ---------   ------   -----------
GOLD
Gold Colomac Mine(2)
1995.....................................................      970,000      $ 22.72     $383        $46
1994.....................................................    1,162,000           --       --         --
1993.....................................................      888,000           --       --         --
Giant Mine(3)
1995.....................................................    2,143,000       100.59      329         10
1994.....................................................    2,076,000        92.71      289         11
1993.....................................................    2,171,000        95.86      330          9
Pamour and Nighthawk Mines
1995.....................................................    3,382,000        30.39      368         20
1994.....................................................    1,165,000        28.34      327         37
1993.....................................................      892,000        26.25      310         20
Hope Brook Mine
1995.....................................................      614,000        35.35      343         32
1994.....................................................      820,000        32.30      320         23
1993.....................................................    1,057,000        31.48      292         13
Kemess South(4)
1995.....................................................    4,056,000           --       --         --
Kemess North(4)
1995.....................................................   1,918,0000           --       --         --
Red Mountain
1995.....................................................      906,000           --       --         --
Matachewan
1995.....................................................    1,159,000           --       --         --
1994.....................................................    1,263,000           --       --         --
Duport(4)
1995.....................................................      705,000           --       --         --
Cape Ray(4)
1995.....................................................      147,000           --       --         --
Copperstone
1995.....................................................      417,000           --       --         --
Royal Oak Consolidated
1995.....................................................   16,418,000        32.79      358         29
1994.....................................................    6,485,000        39.17      311         22
1993.....................................................    5,009,000        38.27      311         14

                                                                                                       RESERVES AT YEAR END(1)
                                                                                                      --------------------------
                                                                                                       MINEABLE
                                                                                                          ORE         AVERAGE
                                               COPPER                                                 (000S TONS)    GRADE (%)
                                                                                                      -----------   ------------
Kemess South(4)
1995................................................................................................    220,947         0.224
Kemess North(4)
1995................................................................................................         --            --

                                                                                                                 MINERALIZED
                                                                                                                  MATERIAL
                                                                                                                   AT YEAR
                                                                                                                   END(1)
                                                                                                                 -----------
                                                                                                       COPPER    MINERALIZED
                                                                                                       (000S      MATERIAL
                                               COPPER                                                  POUND)    (000S TONS)
                                                                                                      --------   -----------
Kemess South(4)
1995................................................................................................   989,843          --(5)
Kemess North(4)
1995................................................................................................        --     173,063


                                                                                                                      COPPER
                                                                                                        AVERAGE       (000S
                                               COPPER                                                  GRADE (%)     POUNDS)
                                                                                                      ------------   --------
Kemess South(4)
1995................................................................................................         --
Kemess North(4)
1995................................................................................................      0.180       623,026


                                               COPPER

Kemess South(4)
1995................................................................................................
Kemess North(4)
1995................................................................................................


                                               COPPER

Kemess South(4)
1995................................................................................................
Kemess North(4)
1995................................................................................................

---------------

(1) See "Risk Factors -- Reserve Estimates; Mineral Inventory."

(2) In 1994, revenue from production at Colomac was netted against start-up costs and deferred as pre-production costs, and 1994 and 1995 include data with respect to the Kim-Cass property on a 100% ownership basis. See "Business -- Operating Properties -- Colomac." As of June 30, 1996, the mine plan at the Colomac Mine was under review by the Company's management which could affect the reserves at such property; however, based upon information currently available to the Company, any adjustment to such reserves is not anticipated to be material to the Company's total mineral inventory in the Indin Lake area that would be processed by the Colomac Mill.

(3) 1995 reserves include data with respect to the Nicholas Lake property.

(4) Property acquired in 1996.

(5) In addition, the Kemess South property includes in-situ mineralization of approximately 151 million tons. The Company intends to further delineate such mineralization during the development of Kemess South.

COLOMAC

Background

     The Colomac Mine, which is located approximately 137 miles northwest of Yellowknife in the vicinity of Indin Lake, was acquired in April 1993 from Neptune Resources Corp. ("Neptune") after having been shut down since June 1991. Stripping operations at the Colomac Mine recommenced in March 1994, and the first gold production was realized in July 1994. During 1995, the Colomac Mine produced 117,646 ounces of gold at an average cash cost per ounce of US$383. For the six months ended June 30, 1996, the Colomac Mine produced approximately 60,552 ounces of gold at an average cash cost per ounce of US$356. As of December 31, 1995, the Colomac Mine and the nearby Kim-Cass deposit had mineable ore reserves of 711,000 ounces of gold and additional mineralized material of 260,000 ounces of gold. As of June 30, 1996, the mine plan at the Colomac Mine was under review by the Company's management which could affect the reserves at such property; however, based upon information currently available to the Company, any adjustment to such reserves is not anticipated to be material to the Company's total mineral inventory in the Indin Lake area that would be processed by the Colomac Mill. The property is accessible by winter road from Yellowknife for approximately three months each year or on a year round basis by chartered aircraft to a 5,000 foot airstrip at the mine site. The Kim-Cass property, which is located 9 miles southwest of the Colomac Mine, contains two deposits, the Main Zone and the Cass Zone, that will become feed for the Colomac Mill. The Kim-Cass property consists of 12 leased mining claims covering approximately 15,322 acres and will be accessible from Colomac by an all-weather road. Currently, the Kim-Cass property is accessible by chartered aircraft from Yellowknife or by winter road from Colomac.

Ownership

     The Colomac property is comprised of four mining leases and three surface leases which cover approximately 3,400 acres. In 1993, the Company acquired the Colomac Mine for shares of Royal Oak worth $7,875,000 and the gross production royalty on the Colomac property for shares of Royal Oak worth $4,000,000. The Company holds a 100% interest in the leases. The mining leases are subject to an operating royalty payable to Neptune. The Company is obligated to pay an operating royalty when the average price of gold for a calendar year exceeds US$400 per ounce. Amounts payable are $1.0 million or $2.0 million annually depending on the average price of gold. No amount has been payable under this royalty to date. Obligations under this agreement expire after five years of production, which is currently expected to be reached at the end of 1999. The net book value of the Colomac property, plant and equipment was approximately $45.9 million as of December 31, 1995.

     In 1994, the Company entered into an agreement with Echo Bay Mines Ltd. ("Echo Bay") pursuant to which Echo Bay granted the Company an option to acquire up to a 100% interest in the Kim-Cass property, exclusive of diamond rights, by placing the property into production within a four-year period. The Company is obligated to incur minimum annual exploration expenses of $250,000 on the property during the four-year earn-in period and has the right to extend the earn-in period for consideration of $100,000 per year. Upon the Company placing the Kim-Cass property into production, the property will be subject to a net smelter return royalty which will be on a sliding scale based on the price of gold. The Company has spent over $1.0 million for exploration on the property to date, which spending satisfies the option requirements.

Mining and Milling Facilities

     The Colomac Mine uses conventional open pit mining techniques. The mill, built in 1989, is a conventional 9,300 tons per day CIP circuit with historical recoveries of approximately 90%. The mill circuitry was modified, including installation of a pebble crusher by-pass, in 1996 to overcome operating difficulties and to facilitate the processing of 10,000 tons of ore per day. The plant and equipment are generally in good to excellent condition. The design of the open pit was carried out with computer-aided mine design software which allows for block model generation, reserve calculation and interactive pit design. The power for this property is diesel-generated on site.

Geology

     The Colomac ore body is hosted within a large quartz feldspar porphyry sill of the Pre-Cambrian age. It was later tilted into a vertically dipping orientation and has been named the Colomac Dyke. This intrusion was fractured and recemented by quartz veinlets containing free gold and pyrite. The Colomac Dyke averages 120 feet wide in the Zone 2.0 pit. It has a strike length of approximately 7 miles. The Main Zone occurs within a package of steeply dipping mafic pillowed volcanics. The gold occurs associated with enriched areas of sulphides. The Cass Zone occurs within a steeply dipping mafic intrusive body. Gold occurs associated with swarms of quartz veinlets containing minor amounts of sulphides.

Ore Reserves

     As of December 31, 1995, the Colomac operation, including its satellite deposits, the Main and Cass Zones, had proven and probable ore reserves of approximately 12,255,000 tons grading 0.058 ounces of gold per ton. As of June 0, 1996, the mine plan at the Colomac Mine was under review by the Company's management which could affect the reserves at such property; however, based upon information currently available to the Company, any adjustment to such reserves is not anticipated to be material to the Company's total mineral inventory at Indin Lake area that would be processed by the Colomac Mill. The cut-off grade used in estimating these reserves of 0.030 ounces of gold per ton for the open pit is based on current mining costs and a gold price of $517 (US$383) per ounce. Allowances are made in these estimates for dilution and mining losses. Ore reserves do not include allowances for losses in milling.

GIANT

Background

     The Giant Mine, located approximately three miles north of Yellowknife, has been in production continuously since 1948. The Ingraham Trail and Vee Lake Road from Yellowknife both pass through the centre of the property. Mining is conducted underground and there is an on-site mill. In 1995, the Giant Mine produced 91,423 ounces of gold at an average cash cost per ounce of US$329. For the six months ended June 30, 1996, the Giant Mine produced approximately 40,049 ounces of gold at an average cash cost per ounce of US$352. Since the commissioning of the mill in 1948, the Giant Mine has produced in excess of 7,000,000 ounces of gold.

     The Company has undertaken a number of development initiatives on properties in the vicinity of the Giant Mine, namely the Supercrest deposit and the Nicholas Lake property. The Company has begun rehabilitation of the infrastructure which accesses the Supercrest ore body and which enables large scale mining of this ore body. The higher grade mineable ore from Supercrest, which averages 0.384 ounces of gold per ton in situ compared to 0.301 ounces of gold per ton at Giant, is expected to have a beneficial impact on production and cash cost of the Company beginning in the second half of 1996. The net book value of the Giant Mine property, plant and equipment was approximately $49.9 million as of December 31, 1995.

     The Nicholas Lake property, which was acquired in 1995 from Athabaska Gold Resources Ltd., is located 60 miles north of Yellowknife. It can be accessed by chartered aircraft from Yellowknife or by winter road. Production is expected to commence in 1998. Ore will be mined year round, and stockpiled at site, for shipment to the Giant Mine in Yellowknife on the winter ice road. The ore will be processed at the Giant facility in a parallel circuit that will utilize common infrastructure where possible, namely buildings, power and tailing ponds. The Nicholas Lake parallel circuit is expected to operate at a capacity of 200 to 300 tons per day.

Ownership

     The Company owns a 100% interest in the Giant Mine property which consists of six mining leases covering 1,636 acres and one surface lease covering 2,243 acres.

     The Company purchased a 100% interest in the Nicholas Lake property in 1995 from Athabaska Gold Resources Ltd., for $3.8 million. The Nicholas Lake property is subject to a 1% net smelter return royalty.

Mining and Milling Facilities

     The Giant Mine currently operates underground with access provided by two large service raises, five declines and the "C" shaft, which is the principal operating opening for hoisting and extends to a depth of 2,124 feet. Mining is by conventional underground mining techniques utilizing equipment to drill small diameter holes for blasting the ore. The ore is carried to the ore dumps by mechanized scooptrams and/or battery operated trains. Development is carried out by conventional equipment as well as with some mechanized drill jumbos. The mill at the Giant Mine is a 1,100 ton per day milling and refining complex. The power source for this property is Northwest Territories Power Corp.

     The Nicholas Lake ore body consists of eleven zones of mineralization. These zones are near vertical quartz-sulphide veins. The zones have been drilled from surface and underground at a spacing of approximately 65 feet. The ore body is accessed by a ramp (driven in 1994) to a depth of 300 feet below surface. A total of 750 feet of cross-cutting and silling has been conducted on two of the major zones (including detailed mapping and sampling). Mining methods during the production phase will be shrinkage. Access will be provided by deepening the existing ramp as mining progresses.

     The main infrastructure of the Giant Mine has been in place since 1946. An Edwards Hearth roaster was added in 1948 and a fluid bed roaster was added in 1950. In the mid-1950s, a two-stage fluid bed roaster was added along with a roaster gas cleaning plant. In the early 1980s, a new effluent treatment plant was added, and in 1992 to 1994, the mill's flotation cells were replaced. As a result of the Company's operations at the Giant Mine, there are small amounts of sulphur dioxide and arsenic emissions, but the Company's roaster currently operates in compliance with all existing legislation and regulations in this regard. The Giant Mine's plant and equipment are generally in good condition.

Geology

     The Giant Mine is in the Yellowknife Greenstone belt, a package of Pre-Cambrian basic volcanic rocks. Ore bodies are hosted in shear zones within the greenstones. Individual ore bodies are veins, quartz lenses or silicified areas within the shear. Gold is associated with fine-grained arsenopyrite.

     The Nicholas Lake deposit is a series of narrow, steeply dipping quartz veins containing gold, arsenopyrite and other sulphides. These veins occur within a granitic intrusive body.

Ore Reserves

     As of December 31, 1995, the Yellowknife operation, including Nicholas Lake, had remaining proven and probable ore reserves of approximately 2,466,000 tons grading 0.335 ounces of gold per ton. A cut-off grade of 0.20 ounces of gold per ton, based on current mining costs and a gold price of $517 (US$383) per ounce, was used in calculating these reserves. Allowances are made in these estimates for dilution and mining losses. Ore reserves do not include allowances for losses in milling. In some areas, such as Nicholas Lake, higher cut-off grades were used.

PAMOUR

Background

     The Pamour Mine consists of two underground and two open pit mining operations. The Pamour Mine is located approximately 15 miles east of the City of Timmins, Ontario, and has been in production since 1936. Both the Pamour and Hoyle properties are transected by Highway 101. In 1995, the Pamour and Nighthawk Mines produced approximately 80,120 ounces of gold at an average cash cost per ounce of US$368. For the six months ended June 30, 1996, the Pamour and Nighthawk Mines produced approximately 47,977 ounces of gold at an average cash cost per ounce of US$287. Since the commissioning of the mill in 1936, the Pamour Mine has produced in excess of 4.0 million ounces of gold. The net book value of the Company's property, plant and equipment in the Ontario operations, including those associated with the Pamour, Hoyle and Nighthawk properties, was approximately $57.2 million as of December 31, 1995.

Ownership

     The Pamour property consists of 38 patented mining claims and one License of Occupation. Together, the property covers approximately 1,531 acres of mining and surface rights. Directly adjacent to the Pamour Mine is the Hoyle property which is comprised of 37 patented mining claims and 4 leased claims covering approximately 1,608 acres. The Company has a renewable 10-year lease on that portion of the Hoyle property lying south of the Timiskaming Unconformity. The lease terms include the payment of a minimum annual rent of $100,000 which is credited against a production royalty, being the higher of $0.75 per ton or a 2% net smelter return. In order to renew the lease, which expires in 1999, for a further 10-year term, the Company must spend $1.0 million on exploration and mine one million tons of ore. The Company has a 51% interest in the portion of the Hoyle property north of the Timiskaming Unconformity, which is not currently in production.

Mining and Milling Facilities

     The Pamour Mine currently operates both open pit and underground mining operations. The underground mine currently produces approximately 2,000 tons of ore per day, while the open pit operations produce approximately 1,500 tons per day. The Pamour Mine is comprised of the Pamour No. 1 Underground Mine, surface pits and the Hoyle Mine.

     The Pamour No. 1 Underground Mine commenced operations in 1936 as the original Pamour Mine and has operated continuously since. The leased Hoyle Mine extension, which commenced production in April 1990, is the eastern strike extension of the Pamour ore body and is a large resource of bulk mineable conglomerate ore which has been accessed by a decline from surface and by underground drifts from the Pamour shaft. The underground mine currently produces approximately 2,000 tons per day through a 3,145 foot deep five-compartment timbered shaft. The Hoyle property has the capacity to produce 18,000 tons per month. The mine is adjacent to the Pamour No. 1 operation and has higher grade ore than present reserves at the Pamour No. 1 Mine.

     Where possible, bulk mining methods are utilized, primarily by modified vertical crater retreat as well as sublevel blasthole stoping. The bulk mining areas are developed with large mechanized drill jumbos, scooptrams and trucks. The blocks are drilled off with 4.5 inch and/or 6.5 inch diameter blastholes and blasted into drawpoints located at the bottom of the block. Scooptrams and trucks move the blasted ore from the drawpoints to an internal pass. An electric trolley with 5 ton cars transports the ore from the internal pass to 3 Shaft where it is shipped to the surface. Higher grade, narrow veins are mined by a modified open shrinkage method. The ore is developed and mined with jacklegs and stopers which drill narrow blastholes (1.25 inch in diameter). The broken ore is transported to the surface through mechanized scoops, trucks and/or electric trains.

     The No. 3 Pit is located immediately southeast of the Pamour Mill. This open pit was developed over the workings of the Pamour Mine and first came into production in 1985. The No. 5 Pit, at the extreme west end of the Pamour No. 1 property, was brought into production in 1989. Total pit production is 1,500 tons of ore per day.

     An additional jaw crusher was added to the Pamour Mine in the early 1990s. In 1995, all 25-cycle electrical motors in the mine were replaced due to the change in the power supply from 25 cycles to 60 cycles. Also in 1995, an additional ball mill was installed to increase capacity from 3,600 to 4,500 tons per day. The on-site mill at Pamour has the capacity to treat approximately 4,000 tons per day and is expected to increase to 8,000 tons per day after the completion of modifications which are underway. The Pamour Mine plant and equipment are generally in good condition. A gold pyrite flotation concentrate is produced from the ore and is treated by a conventional cyanidation process to produce a gold precipitate which is refined into dore. The power source for this property is Ontario Hydro.

Pamour Mine open pit expansion

     As a result of its successful exploration program, the Company is developing a significant expansion project at the Pamour property. The Company has focused on examining the low grade halo around the mined out stopes at the Pamour Mine. As of December 31, 1995, the Company had added approximately 1.14 million ounces of gold to mineable ore reserves from this exploration. Production from the site is expected to commence in 1998 at a rate of 60,000 ounces of gold per year. The current dimensions of the planned pit are approximately 6,000 feet long, 2,400 feet wide and 800 feet deep. However, the ultimate extent of the pit will be determined by staged drilling over the next few years. Total capital costs to complete the expansion are expected to be approximately $22 million.

Geology

     The Pamour Mine is located approximately one mile north of the Destor-Porcupine Fault, an east-northeast to west-southwest striking structure. The majority of the historic gold producing mines in the Porcupine Gold Camp have been located near this structure. On the property, a series of basic volcanic rocks are unconformably overlain by greywackes and a thick conglomerate, known as the Pamour conglomerate. All rocks are of the Pre-Cambrian age. Gold occurs in narrow high grade quartz veins in the volcanics and in the sediments. The majority of the gold that has been mined from this property occurs in sheeted sets of quartz veins in the Pamour conglomerate and in the greywackes on either side of it. Gold also occurs in broad irregular zones of quartz veinlets in the volcanic rocks.

Ore Reserves

     As of December 31, 1995, the Pamour and Nighthawk operations had remaining proven and probable ore reserves of approximately 38,471,000 tons grading 0.046 ounces of gold per ton. The ore reserves at this division have increased in each of the last three years due to expansion of open pit reserves. A major drilling campaign was undertaken in 1995 for this purpose. Cut-off grades (which range from 0.023 to 0.200 ounces per ton) are determined for each type of ore based on current mining costs, and a gold price of $517 (US$383) per ounce. Allowances are made in these estimates for dilution and mining losses. Ore reserves do not include allowances for losses in milling.

NIGHTHAWK

Background

     The Nighthawk Mine, which was operated by Porcupine Peninsular Gold Mines Limited between 1924 and 1927, is located east of the Pamour Mine and commenced production in September 1995. Access is via highway, 10 miles from the Pamour Mill. The Company and its predecessors paid a total of $287,500 from 1973 to 1994 in the form of cash payments and work requirements of the Nighthawk Mine. The net book value of the Company's properties and the associated plants and equipment in its Ontario division, which includes the Nighthawk Mine, was approximately $57.2 million as of December 31, 1995. In 1995, the Pamour and Nighthawk Mines produced approximately 80,120 ounces of gold at an average cash cost per ounce of US$368. For the six months ended June 30, 1996 the Pamour and Nighthawk Mines produced approximately 47,977 ounces of gold at an average cash cost per ounce of US$287.

Ownership

     The Company's land holdings in the Nighthawk Lake area are extensive with approximately 11,726 acres held representing 254 claims. Most of the property is held outright by the Company as staked claims. Other portions are held through various option agreements which also provide for some form of production royalty. The Ronnoco claims on the east peninsula of the lake are held through a subsidiary company, Ronnoco Gold Mines Limited. The current producing deposit, the Nighthawk Mine, is located on the north peninsula of the lake and is subject to a production royalty being the higher of (i) $0.003 times tons times dollars per ounce of gold or (ii) 20% of the net profits.

Mining and Milling Facilities

     During the period from 1924 to 1927, the Nighthawk Mine produced 99,628 tons of ore grading 0.32 ounces of gold per ton. Additional exploration was done periodically over the ensuing years. The Company developed the Nighthawk Mine and began production in September 1995. Full production levels of 750 tons per day were reached in May 1996.

     The ore body is accessed by a ramp currently at 450 feet below surface, which will ultimately be driven to 750 feet below surface. Mining methods for this underground mine are primarily longhole open stoping, with 50 feet between sublevels. Waste rock will be placed in stopes as delayed backfill. Ore is hauled to surface stockpiles in 30 ton dump trucks. The material is then hauled by truck 10 miles to the Pamour Mill for processing. The mine's equipment is generally in excellent condition. The power source for this property is Ontario Hydro.

Geology

     The Nighthawk Mine is adjacent to a major structure called the Nighthawk Break, which is thought to be a splay off of the Destor-Porcupine Fault. The geology in this area consists mainly of steeply dipping volcanic flows. In the mine area, these have undergone intensive carbonate alteration. Gold occurs in quartz veins and silicified zones associated with minor amounts of sulphide minerals.

Ore Reserves

     As of December 31, 1995, the Nighthawk Mine had mineable ore reserves of 853,000 tons grading 0.166 ounces of gold per ton and mineralized material of 599,000 tons grading 0.164 ounces of gold per ton. A cut-off grade of 0.100 ounces per ton, based on current mining costs and a gold price of $517 (US$383) per ounce, was used in calculating these reserves. Allowances are made in these estimates for dilution and mining losses. Ore reserves do not include allowances for losses in milling.

HOPE BROOK

Background

     The Hope Brook Mine is located approximately 5 miles inland from the southwest coast of Newfoundland, between the towns of Burgeo and Port aux Basques. It was acquired in April 1992 from Hope Brook Gold Inc., which had shut down operations in May 1991. The mine currently produces 3,000 tons of ore per day. For 1995, the Hope Brook Mine produced 81,962 ounces of gold at a cash cost per ounce of US$343. For the six months ended June 30, 1996, the Hope Brook Mine produced approximately 31,065 ounces of gold at an average cash cost per ounce of US$327. As of December 31, 1995, the Hope Brook Mine had mineable ore reserves of 215,000 ounces of gold and mineralized material of 399,000 ounces of gold. Access to the mine is restricted to air or sea travel. A 4,000 foot airstrip was constructed in 1992 to provide transportation for the mine employees. The mine is being operated as a fly-in, fly-out camp. The principal mode of access for supplies is by a ship owned and operated by the Company exclusively for the mine. The ship is based in Rose Blanche, Newfoundland. The net book value of the Hope Brook Mine property, plant and equipment was approximately $19.7 million as of December 31, 1995.

Ownership

     Production from the Hope Brook Mine is subject to an operating royalty for five years ranging from $1.3 million to $3.3 million annually in favour of the prior owner when the annual average spot price of gold exceeds US$380 per ounce. In 1995, the Company paid $1.3 million in respect of such royalty. This operating royalty expires at the end of 1996. The Hope Brook Mine area consists of a 25-year mining lease, surface lease and extended exploration licenses which cover approximately 6,800 acres of mining rights and 490 acres of surface rights. The Company holds a 100% interest in the property subject to the above operating royalty. All mining activities are confined to the mining leases.

Mining and Milling Facilities

     The Hope Brook Mill was first commissioned in September 1988. The Hope Brook ore body is intersected by a number of mafic dykes which have proven to be significantly harder to grind than the ore material. In 1990, Hope Brook Gold Inc., owned by B.P. Resources Canada Inc., added a pebble crushing circuit to the primary grinding circuit. This circuit was intended to extract the mafic pebbles from the SAG mill and to crush them externally, thereby increasing overall throughput. The circuit was not totally successful and was subsequently shut down.

     In May 1991, operations at the mine were voluntarily suspended by Hope Brook Gold Inc. due to an unacceptable level of contamination in the tailings pond and concern about its ability to continue operations while meeting the environmental discharge specifications set by the federal and provincial authorities. In 1992, Royal Oak successfully modified the mafic pebble crushing circuit. This action, coupled with other circuit modifications, has significantly increased overall throughput. In 1995, Hope Brook produced an average of 2,987 tons per day. Ore is delivered to the surface and crushed to a nominal minus 6 inch using a primary gyratory crusher. The crushed ore is stockpiled and withdrawn as required to feed the mill grinding circuit. Grinding to 70% minus 200 mesh is accomplished in a conventional SAG circuit followed by a conventional ball mill grinding circuit operating in closed circuit with cyclones. Gold is extracted from the grinding circuit product in a conventional 60 hour cyanide leach circuit followed by 6 stages of CIP. Gold is recovered from activated carbon in a pressure stripping-electrowinning circuit. Gold is stripped from the electrowinning cell cathodes and melted in an induction furnace to yield dore bullion. The dore is subsequently shipped to a refinery for final refining.

     In 1993, a sulphide flotation circuit was added to the mill flowsheet. The final tailings from the CIP circuit are treated through an effluent treatment plant utilizing the INCO SO2-Air process. The treated slurry is conditioned and then subjected to a conventional copper rougher-scavenger flotation process. The resulting concentrate is upgraded through several stages of cleaner flotation to yield a concentrate grading 20 to 22% copper. The concentrate also bears significant gold values increasing overall mill gold recovery by up to 4%. The concentrate is dewatered, dried and shipped to a custom smelter for processing of both the contained copper and gold values.

     The Hope Brook effluent treatment circuit achieved wastewater quality that was in substantial compliance with the mine's Certificate of Approval in 1993, 1994 and 1995. However, in 1994 and 1995, while the effluent treatment circuit was in full compliance with the mine's certificate of approval, the discharge from the mine's tailings impoundment area did not consistently pass Environment Canada's LC50 fish toxicity test. Although, in Canada, gold mining operations are exempt from Environment Canada's Metal Mining Liquid Effluent Regulations, including the LC50 fish toxicity test, remedial actions have been taken to eliminate the problem and for the last several months, the Company's effluent has met the LC50 fish toxicity test.

     The main access to the underground mine is by ramp which has been driven to a vertical depth of 1,000 feet below surface. The haulage component of the ramp-haulage system installed at Hope Brook uses 55 ton capacity electric Kiruna trucks and diesel trucks. The prior owner of the Hope Brook Mine conducted its operations using a blasthole stoping and fill method. In 1995, the Company changed the mining method to sublevel stoping, similar to that used at its Hoyle property. The Hope Brook plant and equipment are generally in good condition. The source of power for this property is Newfoundland Hydro.

Geology

     Gold mineralization occurs in an alteration zone of pervasive silica, pyrite and pyrophyllite which is approximately 4 kilometres long and 300 metres wide. The alteration zone exists within the Mid-Ordovician Georges Brook Formation which consists of a mixed volcanic-sedimentary sequence. The Hope Brook ore body is located in the zone of alteration. Ore covers a strike length of 500 metres and extends from surface to a depth of 400 metres, dipping steeply at an angle of seventy-five degrees.

Ore Reserves

     As of December 31, 1995, the Hope Brook Mine had remaining proven and probable ore reserves of approximately 2,448,000 tons grading 0.088 ounces of gold per ton. A cut-off grade of 0.079 ounces per ton, based on current mining costs and a gold price of $517 (US$383) per ounce, was used in calculating stope reserves. Allowances are made in these estimates for dilution and mining losses. Ore reserves do not include allowances for losses in milling. The Company expects that the Cape Ray acquisition will extend the life of the Hope Brook Mine.

Cape Ray Acquisition

     In July, 1996, the Company purchased the Cape Ray gold property from American Gem Corporation for $500,000, and purchased Homestake Canada Inc.'s net smelter return royalty on the property for $425,000. The acquisition of the Cape Ray property is of strategic importance to Royal Oak's Newfoundland operations. The Cape Ray deposit is expected to provide high grade feed over the next several years to the Hope Brook Mill for processing in combination with lower grade ore from the Hope Brook Mine. Ore will be transported to the mill using a combination of truck and the Company's supply ship.

     A feasibility study completed by Kilborn Inc. in 1989 indicates that the Cape Ray property contains a diluted mineable ore reserve of 501,619 tons at a grade of 0.294 ounces of gold per ton. Underground work in the 1980s included a decline facilitating development on the 90 foot and 200 foot levels of the 04 Zone.

     The Cape Ray property is located 12 miles northeast of the town of Port aux Basques in southeast Newfoundland. Access to the Cape Ray property is by a 12 mile gravel road from the community of Isle aux Morts. The property consists of an extensive land position of 62 square miles covering 29 miles of strike length on the Cape Ray fault. In addition to the existing reserve within the Main Zone, the property hosts several known mineralized zones including Windowglass Hill, Gulch, Sleeper and Big Pond. Previous drilling on the Big Pond Zone returned a significant intersection of 0.62 ounces of gold per ton over 7.7 feet. The Main Zone is located along a shear zone diverging from the Cape Ray Fault within the Windsor Point Group, which is comprised of a discontinuous sequence of volcaniclastics, associated argillaceous sediments, mafic volcanics, schists and mylonites. The access road will be rehabilitated in the summer of 1996 and the decline will be dewatered when permitting has been arranged so that underground development and mining can commence. The Company currently intends to operate the Cape Ray property as an underground mine. The power source for the property is expected to be either an on-site diesel generator or Newfoundland Hydro.

     The Company plans to conduct geochemical and geophysical surveys and 25,000 feet of diamond drilling over four areas of this property during the summer field season.

     The Company has also optioned the Coast property owned by Coast Petroleum Transport Ltd., which lies on strike with the Cape Ray deposit. This property is located 35 miles west of the Hope Brook Mine.

DEVELOPMENT PROJECTS

KEMESS SOUTH

Background

     The Kemess South Project is located 186 miles northwest of Mackenzie, British Columbia, and to the east of Thutade Lake. Currently, access to the area is by air from Smithers or Prince George to the Sturdee airstrip (a 4,500 foot gravel strip) 24 miles to the north, or from the south via an all-weather road from Fort St. James or Mackenzie. As part of the Kemess South Project, the Company intends to construct an airstrip adjacent to the mine site.

     In May 1993, Royal Oak acquired 39% of Geddes, a company whose only significant asset was a 100% interest in a block of mineral claims located in the vicinity of Windy Craggy mountain in northwestern British Columbia. In June 1993, the British Columbia provincial government announced that it would permanently protect, as a provincial park, the region which included Windy Craggy, and would provide compensation for holders of mineral claims in the area. Subsequently, in December 1994, the United Nations Educational,

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

Scientific and Cultural Organization (UNESCO) designated the Tatshenshini-Alsek Provincial Park, which includes Windy Craggy, a World Heritage site.

     In May 1995, the British Columbia provincial government commenced active negotiations with senior officers of Geddes pertaining to compensation respecting Windy Craggy. In order to facilitate such negotiations, Royal Oak indicated to the British Columbia provincial government a willingness to purchase the Kemess and Red Mountain properties and to develop these properties, provided appropriate project support and investment arrangements were provided by the British Columbia provincial government.

     In January 1996, the Company completed the acquisition of Geddes, El Condor and St. Philips. The remaining outstanding shares of Geddes were acquired for shares of the Company and cash with a total acquisition cost of $40.9 million; the outstanding shares of El Condor were acquired for shares of the Company and cash worth $110.6 million; and the outstanding shares of St. Philips were acquired for $38.6 million in cash. El Condor and St. Philips owned the Kemess South property and El Condor owned the Kemess North property. These properties are now owned by Kemess Mines Inc. (formerly Geddes Resources Limited). Although the Company will continue to evaluate the potential of the Kemess North property, there is presently no plan to develop this property.

     On April 29, 1996, the British Columbia provincial government announced that it had issued a Project Approval Certificate for the Kemess South Project which entitles the Company to proceed with permitting applications for construction of the mine site and attendant infrastructure. Federal approval under the Environmental Assessment Act (Canada) and the Fisheries Act (Canada) is expected shortly and will facilitate completion of all infrastructure impacting on viable lakes and streams in the project area.

Timetable for Development

     The phases of development of the Kemess South Project are: (i) completion of permitting and planning; (ii) preparation of detailed design and procurement; and (iii) project management and construction.

     Construction of the Kemess South Project commenced in July 1996 and is anticipated to take 24 months to complete. The construction phase will employ a work force of approximately 350 persons, peaking at 450 to 550 persons.

     The engineering of the processing facilities, which commenced in November 1995, is being carried out by Kilborn Engineering Pacific Ltd. Teshmont Consultants Inc. of Winnipeg is designing the power line and Knight & Piesold has commenced engineering studies for the design of the tailings dam.

Compensation, Financial Assistance and Investment

     The Company currently estimates that its total capital costs for the Kemess South Project will be approximately $390 million. The net book value of the plant and equipment of the Company's British Columbia operations which include the Kemess South Project, was approximately $10.7 million as of December 31, 1995.

     The Company is expecting to bring the Kemess South Project into production in the second quarter of 1998. The project development will be facilitated by up to $166 million of economic assistance, investment and compensation from the British Columbia provincial government as described below. The Company is not obligated to repay the British Columbia provincial government any of such amounts. Section 25 of the Financial Administration Act (British Columbia) provides that, notwithstanding the commitment to pay, any payment of money by the British Columbia provincial government pursuant to an agreement is subject to (i) an appropriation being available for that agreement in the year in which the payment falls due and (ii) the Treasury Board not having controlled or limited expenditure under any such appropriation. See "Risk Factors -- Government Permits and Payments."

     The compensation, financial assistance and investment of up to $166 million to be provided by the British Columbia provincial government consist of the following components described below:

     (i) Compensation -- $29 million payable over two years. On April 15, 1996, the Company's wholly owned subsidiary, Kemess Mines Inc., received the first of two equal compensation payments of $14.5 million. The final payment is due in April 1997.

     (ii) Royalty interest investment -- $50 million to develop on- and off-site mine infrastructure for the Kemess South Project. The Company will pay the British Columbia provincial government a royalty of 4.8% on all copper extracted and processed from the Kemess South Project. The Company is the general partner and a wholly owned subsidiary of the Company is currently the sole limited partner of a limited partnership which is entitled to a royalty on the copper from the Kemess South Project. The royalty payable to the British Columbia provincial government will form a portion of the royalty held by the limited partnership.

     (iii) Power line installation -- $49 million payable over three years to cover the cost of constructing a 320 kilometre power line from the Kennedy substation to the Kemess Mine site together with related equipment. The power will initially be supplied by B.C. Hydro. The power line will be owned and operated by the Company for at least 20 years.

     (iv) Regional resource infrastructure -- $14 million payable over 14 years for emergency health facilities, airport facilities and for developing and maintaining a connector road.

     (v) Human resource development program -- $4.0 million payable over two years to facilitate recruitment, selection, relocation, mobility, training, upgrading and safety training for personnel working at the Kemess South Project.

     (vi) Mining development -- $20 million to be matched dollar for dollar for the development of properties in British Columbia, including the Kemess and Red Mountain properties and extensions.

     (vii) Facilitation and support -- The British Columbia provincial government agreed to facilitate and support the Company with respect to the negotiation of appropriate contracts of rail transport, port and power charges and to facilitate the review and consideration of permits and other authorizations required for the development of the project.

Ownership

     The Kemess property consists of 404 staked mineral claims in three distinct groups that cover approximately 68,259 acres. The Kemess South property was owned by El Condor and St. Philips, and the Kemess North property was owned by El Condor. The property was transferred to Kemess Mines Inc. pursuant to the winding up of El Condor and St. Philips. There are two royalty agreements that affect a small number of claims. The Company will pay the British Columbia provincial government a royalty of 4.8% on all copper extracted and processed from the Kemess South Project.

Geology

     The Kemess South deposit is a large low grade gold-copper porphyry-type deposit. It is hosted by a flat-lying porphyritic quartz monzodiorite intrusion. Pyrite, the dominant sulphide, occurs as veins and fracture coatings accompanying quartz stringers. Chalcopyrite occurs as disseminated grains and in quartz stockwork veins. Native gold is included within or is peripheral to grains of chalcopyrite, and gold grades correlate closely with those of copper in the hypogene zone.

     The highest grade of gold and copper mineralization correlate with zones of intense quartz stockwork development.

     A supergene zone, comprising 20% of the deposit, formed during a period of weathering synchronous with the formation of the Late Cretaceous Sustut Basin. Copper grades within this zone are locally leached or enriched, while gold concentrations remain relatively unchanged. Native copper is the dominant secondary copper mineral except at the base of the supergene zone where chalcocite becomes more and more abundant.

Mining and Milling

     The deposit will be mined at an average rate of approximately 107,000 tons per day at an estimated cost of $1.56 per ton. Milling at the rate of approximately 50,000 tons per day will cost approximately $1.81 per ton. At this mining rate, the life of the project is estimated to be approximately 15 years.

Ore Reserves

     Ore reserves for the Kemess South Project were calculated in a 1993 pre-feasibility study completed by Kilborn Engineering Pacific Ltd., for El Condor and St. Philips, the former owners of the property. These reserves were reviewed by Royal Oak prior to the purchase of the property in 1995. In addition, they were verified for the Company in February, 1996. Reserves for this property are 221 million tons of ore averaging 0.018 ounces per ton of gold and 0.224% copper. These reserve estimates contain allowances for mining losses and dilution, but not for losses in milling. Net smelter return calculations were carried out on mineralization at Kemess South in order to determine the value that would be returned from mining and processing. These estimates included all transportation and smelter charges. The prices of gold and copper used in the above feasibility studies were US$350 per ounce and US$1.00 per pound, respectively, with an exchange rate of US$0.78/Cdn $1.00.

RED MOUNTAIN

Background

     The Red Mountain project area is located in the Coastal Mountain Range, 11 miles east of the seaport of Stewart, in northwestern British Columbia. Currently, access to the property is by helicopter from Stewart; however, a road has been constructed to a potential portal site in Bitter Creek adjacent to the ore zone but at a lower elevation. The net book value of the plant and equipment of the Company's British Columbia operations, which include the Red Mountain deposit, was approximately $10.7 million as of December 31, 1995.

Ownership

     The property consists of 147 staked mining claims that cover 86,070 acres. The Company acquired 100% of the Red Mountain property from Barrick Gold for $1. The Company assumed all past environmental liabilities, estimated at $3.0 million, as part of this purchase. The Company is committed to spend $3.0 million in exploration and development on the Red Mountain property over three years. The Company has budgeted for a $9.0 million development program for 1996. The prior owner will receive a 1% net smelter return royalty on production from the property, and on production over 1.85 million ounces of gold, an additional $10.00 per ounce of gold is payable. In addition, the Company is required to pay a 2.5% net smelter return royalty to a third party.

Geology

     The Red Mountain orebody is a hydrothermal gold deposit related to a multiphase intrusion. The Red Mountain area is underlain by Upper Triassic to Middle Jurassic sedimentary and volcanic rocks of the Hazelton Group. Early Jurassic plutons, sills and dykes have intruded this volcanic-sedimentary assemblage, the largest of which (the Goldslide-Hillside intrusion) lies beneath Red Mountain. The orebody currently consists of three northwest plunging, southwest dipping elliptical zones located beneath the summit approximately at the contact between two phases of the Goldslide intrusion and hosted within both the stratified sediments and the Hillside intrusion. Both the ore zones and the host rocks have been disrupted by northwest plunging folds and at least two phases of brittle faulting.

Mining and Milling

     It is estimated that over US$30 million was spent by the former owners of this property, Lac Minerals and Barrick Gold, between 1991 and 1994 outlining and developing the Marc, AV and JW Zones, which included 300,000 feet of drilling. These zones remain open down-plunge and the exploration potential for the area north of the deposit is deemed by the Company to be excellent.

     The main development focus for 1996 will be to expand the mineable reserves at Red Mountain by 500,000 ounces, from the current 800,000 ounces to 1,300,000 ounces of gold through underground and surface delineation drilling of the down-plunge extension of the orebody. The decline will be extended approximately 1,000 feet to facilitate the drilling.

     A joint federal-provincial committee has been established to address environmental assessment and permitting of the Red Mountain project. Currently, an updated feasibility study is being completed and the Company expects to file a development plan with the British Columbia provincial government in the third quarter of 1996. Subject to receipt of the necessary permits, the project is expected to produce approximately 150,000 ounces of gold per year commencing in the fourth quarter of 1999. It is expected that the Red Mountain mine will be operated as an underground mine. The source of power for this property will be British Columbia Hydro.

Ore Reserves

     The Red Mountain deposit contains 800,000 ounces of gold in the mineable category, grading 0.262 ounces of gold per ton.

MATACHEWAN

Background

     The Matachewan project is located approximately 56 miles southeast of the City of Timmins, Ontario and is accessed directly by either two-way highway and/or all-weather roads from Timmins. The main area of interest is called the Young Davidson property, located two miles west of the Town of Matachewan.

     The Matachewan property was mined from 1933 to 1957 by Young Davidson Mines Limited and Matachewan Consolidated Mines Limited and produced an aggregate of 956,117 ounces of gold grading 0.10 ounces per ton from both underground and open pit developments. The Matachewan deposit was milled historically using flotation and cyanidation which achieved excellent recoveries. The current plan is to produce a concentrate on site that would be transported to the Pamour Mill for cyanidation. The presence of free gold and the metallurgical testing at Lakefield Research Limited has necessitated the addition of a gravity circuit to the mill design. A very coarse cost effective grind was used historically and it is expected that this will not change. The source of power for this property will be Ontario Hydro.

     To date, the Company has received permits necessary to dewater the existing mine shaft, to cross the highway with a pipeline and to proceed with advanced exploration. Discussions are currently underway with respect to environmental assessment and permitting of the full project. The current discussions relate to a fish compensation plan and tailings as well as approval under the Environmental Assessment Act (Canada).

     The development plan calls for milling of the open pit ore to commence by the second half of 1998 while the underground mine is being developed. Production is targeted for 100,000 ounces of gold per year at an average cash cost of US$227 per ounce. The existence of a 2,450 foot deep shaft will allow the underground mine to be economically developed.

Ownership

     The Matachewan property is held under two lease agreements. The lease agreement with Matachewan Consolidated Mines Limited provides for advanced royalty payments of $15,000 per year or rent of $7,500 per year, depending on the current gold price. The Young Davidson lease agreement provides for advance royalty payments of approximately $40,000 per year. The property is subject to a minimum 3% net smelter return royalty.

Geology

     The Matachewan deposit is hosted within a syenite body which has intruded along and near the highly deformed contact between Timiskaming Group sedimentary rocks and Larder Lake Group volcanic rocks. The main syenite body is approximately 2,460 feet long, 410 feet wide and dips steeply to the south.

Ore Reserves

     As of December 31, 1995, the Matachewan property had proven and probable ore reserves of 13,253,000 tons grading 0.067 ounces of gold per ton. Allowances are made in these estimates for dilution and mining losses. Ore reserves do not include allowances for losses in milling. Cut-off grades used in estimating these mineable reserves are 0.021 ounces per ton for open pit reserves and 0.080 ounces per ton for underground reserves and are based on current mining costs and a gold price of $517 (US$383) per ounce.

DUPORT

Background

     The Duport property is located on Shoal Lake, 28 miles southwest of the Town of Kenora in northwestern Ontario. The development ramp is located on an island and is accessible by barge.

Ownership

     Intermittent exploration of the Duport deposit was carried out by various parties from 1930 to 1950, including underground exploration. In 1973, Consolidated Professor obtained an option on the Duport property and conducted an extensive sampling and drilling program from 1973 to 1974. Subsequently, this option was exercised and Consolidated Professor acquired a 100% interest in this property after amalgamating with Duport Mining Company Limited. The Company completed the acquisition of all of the shares of Consolidated Professor in May 1996 pursuant to a tender offer followed by a compulsory acquisition. There is a royalty payable to Union Carbide Canada Limited ("Union Carbide") equivalent to a 50% net profits interest until recovery of pre-production expenditures, up to a maximum of $2.0 million. Thereafter, Union Carbide will receive a 10% net profits interest until a maximum of $5.0 million in the aggregate has been paid. There is a buyout provision for this royalty.

Mining and Milling Facilities

     The Duport project is situated in the environmentally sensitive area of Shoal Lake, the source of Winnipeg, Manitoba's residential and commercial water supply. Environmental concerns were raised in 1989 by local cottagers and the City of Winnipeg, after Consolidated Professor announced its plans to advance the project to the permitting stage. The main concern was the perception of potential environmental hazards associated with the processing of the refractory gold ore and the disposal of cyanide treated tailings. For the past six years, Consolidated Professor conducted impact and sensitivity studies related to these concerns. All aspects of mining, ore transport, milling, tailings disposal and site reclamation were reconsidered and re-engineered with the objective of alleviating the fears of all concerned parties. Among other features, the redesigned development plan involved transporting the ore by truck to the mainland via a year-round ferry to a mill site located 5.2 miles inland, outside of the Shoal Lake watershed. The new design concept effectively addressed every concern brought forth during the consultation process. Consolidated Professor has since submitted a detailed environmental study of the project to the Ontario, Manitoba and Canadian governments for review.

     The Company plans to continue the environmental permitting process initiated by Consolidated Professor. Development of the project is anticipated shortly after the permitting process is completed.

Geology

     The northern end of the Lake of the Woods District is underlain by the volcanic and sedimentary rocks of an extensive Keewatin greenstone belt. In the general Shoal Lake area, two granodiorite intrusions, namely, the Canoe Lake Stock and the Snowshoe Bay Stock, intrude the greenstone belt assemblage and are separated by a five mile broad section of volcanic and volcaniclastic rocks. Within this volcanic pile is a wide deformation zone which hosts the gold mineralized zones of the Duport project which occur as en echelon lenses within highly sheared felsic tuffs.

Ore Reserves

     The Duport project has proven and probable ore reserves of approximately 1,008,000 tons grading 0.38 ounces of gold per ton. A cut-off grade of 0.15 ounces per ton, based on current mining costs and a gold price of $517 (US$383) per ounce, was used in calculating these reserves. Allowances are made in these estimates for dilution and mining losses. Ore reserves do not include allowances for losses in milling.

OTHER EXPLORATION PROPERTIES

     In June 1995, the Company entered into a lease agreement, which includes a production royalty, with the owner of the Copperstone gold property, located in La Paz County, southwestern Arizona. The Company proposes to carry out a 10,000 foot reverse circulation drilling program on the Copperstone property which consists of 284 unpatented mining claims totalling 5,680 acres and two state leases totaling 1,300 acres. Mineralized material has been estimated by the Company at 2,424,000 tons at a grade of 0.172 ounces of gold per ton containing approximately 417,000 ounces of gold.

     Cyprus Gold Corp. operated the Copperstone property between 1987 and 1992 and produced in excess of 500,000 ounces of gold from ore grading 0.10 ounces of gold per ton in the Main Zone by open pit mining and heap leaching. Compiled data indicates a down dip extension of the Main Zone as well as parallel structures in the footwall areas that could possibly be economically mined by underground methods. The Main Zone has been traced an additional 950 feet along the dip of the structure below the floor of the pit as well as 425 feet along strike to the north. Gold mineralization remains open at depth and along strike. Previous drilling encountered high gold values over significant widths: 0.225 ounces of gold per ton over a core length of 50 feet (0.225/50), and 0.602/10 approximately 2,000 feet to the north of the previous hole. Other intersections below the Main Zone recorded 0.646/15 at a vertical depth of 900 feet and collared at the pit floor, and 0.268/40 in another hole.

     The objective of the first phase of the Company's drill program is to develop continuity and expand the existing mineral resource of the Main Zone, and to evaluate additional high priority gold targets in the footwall of the deposit.

STRATEGIC INVESTMENTS

     The Company has strategic investments in a number of junior resource companies including Highwood (32% interest) and Asia Minerals (40.1% interest).

     Pursuant to an arrangement with the effective date of August 12, 1996, Highwood acquired all of the outstanding shares of Mountain Minerals. Mountain Minerals (in which the Company had held a 45.1% interest prior to the arrangement) is a diversified producer and marketer of high quality industrial minerals, particularly barite and silica. Mountain Minerals has expanded into the Chinese barite market and entered the zeolite business in British Columbia. The principal business of Highwood is the exploration for specialty mineral deposits such as beryllium, yttrium and zirconium and the development thereof, where warranted.

     Asia Minerals is active in mineral exploration in China. Asia Minerals recently announced that it had signed a joint venture contract to acquire a 50% interest in the Yingezhuang gold mine located in Shandong Province, China. The Chinese partner is Zhaoyuan City Gold Corp. The Yingezhuang gold mine began production in 1992 and in 1993, 154,280 tons of ore was mined and 12,000 ounces of gold were produced at a total cost of US$173 per ounce. In July 1994, Asia Minerals and the Company jointly completed a pre-feasibility study to evaluate a proposed expansion which outlined a global geological resource of 21.4 million tons at a grade of 0.09 ounces of gold per ton, based on a 0.06 ounce per ton cut-off grade. The total contained gold is estimated at 1.76 million ounces.

     Asia Minerals can earn a 50% interest in the Yingezhuang joint venture by making staged investments in the project. The first stage requires Asia Minerals to fund a US$3.5 million mine expansion feasibility study. The total investment required to earn a full 50% interest is estimated to be US$36 million.

     Asia Minerals filed a final prospectus dated August 12, 1996 in British Columbia, Alberta and Ontario qualifying the distribution in such provinces of common shares issuable upon the exercise of special warrants previously issued for aggregate gross proceeds of $7.0 million. Royal Oak subscribed for and purchased 3,531,250 of such special warrants for $2,825,000. Royal Oak has advised Asia Minerals that it intends to exercise options that it holds to purchase an aggregate of 2,750,000 common shares of Asia Minerals for an aggregate exercise price of $1,675,000 on or before December 31, 1996. After exercise of such options, Royal Oak will hold approximately 46.5% of the shares of Asia Minerals (on an undiluted basis).

ENVIRONMENTAL

     The Canadian mining industry is subject to stringent environmental regulations. Government regulation of the industry requires extensive monitoring activities and contingency planning. All phases of the Company's activities are subject to legislation from exploration through mine development, and mine operations through decommissioning and reclamation. In 1995, and to date in 1996, all of the Company's operations have continued to be in compliance in all material respects with applicable environmental legislation. There were no environmental related legal proceedings pending against the Company in 1995 or to date in 1996.

     The Hope Brook Mine operated in substantial compliance with the terms and conditions contained in the mine's operating Certificate of Approval in 1995 and to date in 1996. This Certificate is a perpetual certificate. In December 1995, the operation failed to comply with effluent quality limits on a weighted monthly average basis. This noncompliance arose from a circuit upset which occurred over a three day period. Steps have been taken by management to respond to such circuit upsets in a more timely fashion. The Newfoundland Department of Environment was advised of the non-compliance condition and of the action plan initiated by the Company to prevent reoccurrence. To the Company's knowledge, no action has been taken at this time by the regulator.

     The Pamour Mine and the Nighthawk Mine operated in substantial compliance with all of the terms and conditions of their respective operating Certificates of Approval in 1995 and to date in 1996. Both of these certificates are perpetual.

     In 1995 and to date in 1996, the Giant Mine operated in substantial compliance with all of the terms and conditions of its Water Use Licence. In response to a complaint filed under the Northwest Territories Environmental Rights Act alleging damages to vegetation to the northwest of the mine site, the Northwest Territories government is considering draft regulations under the Environmental Protection Act (Northwest Territories) that would control the amount of permissible sulphur dioxide emissions from the Company's roaster facility at the Giant Mine. The Company has undertaken a cooperative program with the regulators to evaluate the technical feasibility of such emission controls and of the environmental and economic impact of such regulations on the Giant Mine. The Company believes that the economic impact of such regulations on the Giant Mine will not be material, as installation of a taller roaster stack in the ordinary course at a cost of $1.5-2.0 million should be sufficient for compliance. The federal government of Canada is considering the drafting of new regulations under the Environmental Protection Act (Canada) that would control the amount of permissible airborne arsenic emissions from the Company's roaster facility at the Giant Mine. The government is currently assessing the socio-economic benefits and impacts that would accrue from implementing new regulations in the area of airborne arsenic emissions. The Company's Giant roaster facility currently operates in compliance with all existing environmental requirements. On May 1, 1993, Royal Oak was granted a five-year renewal of its licence to use water at the Giant Mine to a new expiry date of April 30, 1998.

     The Colomac Mine operated in substantial compliance with all of the terms and conditions of its Water Use Licence in 1995, which is effective through February 1999. The Company has recently implemented measures to reduce fresh water consumption in the Colomac Mill in compliance with new standards that came into effect in 1996.

     In 1995, the Company spent approximately $0.8 million on capital improvements and $2.8 million on operations and maintenance for environmental matters. The Company expects to spend the same amount in 1996 for these matters. The majority of the operating costs are related to effluent treatment plants at the Giant Mine and the Hope Brook Mine, as well as increasing the height of tailings pond dykes at the Pamour Mine.

     The Company recognizes that it has a responsibility to operate in a manner that minimizes the impact of its mining operations on the environment. To this end, the Company upgrades its policies and practices on a continuing basis with a view to surpassing regulatory guidelines. In 1994, the Company instituted an Environmental Code of Practice which established the principles under which the Company manages the environmental performance of its operations. These principles encompass compliance with all applicable statutory legislation, minimizing risk to the environment, self monitoring of environmental protection management programs, and communicating effectively with governments and the public on environmental protection matters. In 1996, the Company expects to commence development of a formal environmental management system, including periodic internal audits and reporting of results, based on standards developed by the Canadian Standards Association.

RECLAMATION

     Where feasible, reclamation is conducted by the Company concurrently with mining. In general, the Company is required to mitigate long-term environmental impacts by stabilizing, contouring, resloping and revegetating various portions of a site once mining and mineral processing operations are completed as well as by appropriately managing residual waste. These reclamation activities are conducted in accordance with detailed plans which have been reviewed and, where applicable, approved by the appropriate regulatory agencies. In Ontario, the Northwest Territories and British Columbia, the Company is required to post security against all or part of the estimated cost of such reclamation and has done so. The Company has completed and filed reclamation plans for all of its active operations. Reclamation plans have also been prepared for most of the Company's inactive sites and reclamation is well advanced on many of these sites. The Company's total estimated cost of reclamation at all active and inactive mining properties is $25.8 million. The Company has accrued $4.9 million through December 1995 and will charge the remaining amount to operations, over the remaining lives of its operations, on a unit-of-production basis. As of December 31, 1995 and 1994, the Company had outstanding bonds for reclamation of $3.5 million and $0.8 million, respectively, and letters of credit for reclamation of $1.4 million in 1995. Further, the Company believes that the salvage value of its assets at its various mine sites will be sufficient to fund the majority of these reclamation costs.

LEGAL MATTERS

     In the normal course of business, the Company is subject to proceedings, lawsuits and other claims, including proceedings under laws and regulations related to environmental and other matters. It is the belief of management that the various asserted claims and litigation in which the Company is currently involved will not have, individually or in the aggregate, a material adverse effect on its financial position. However, no assurance can be given as to the ultimate outcome with respect to such claims and litigation. The resolution of such claims and litigation could be material to the Company's operating results of any particular period, depending upon the level of income for such period.

     On September 18, 1992, nine miners were murdered in an underground explosion at the Company's Giant Mine. A member of the union which was on strike at the time was charged and convicted of nine counts of second degree murder. In September 1994, dependents of the deceased miners sued the Company and two of its officers and directors, along with 23 other named defendants unrelated to the Company, for losses allegedly suffered as a result of the explosion. The claim against the Company and all defendants but one totals approximately $10.8 million plus taxes, interest and costs. The claim against the two officers and directors and all other defendants, excluding the Company, totals approximately $33.65 million plus taxes, interest and costs. The Company's insurers have been notified and a vigorous defense of the claim is intended. Any liability that might be imposed in the matter as presently pleaded would be within the Company's liability insurance coverage.

EMPLOYEE RELATIONS

     As of June 30, 1996, the Company employed 1,461 people, of which 937 are represented by either the United Steelworkers of America (177 employees at Colomac, 308 employees at Pamour and at Nighthawk and 202 employees at Hope Brook) or the Canadian Auto Workers Union (250 employees at Giant). The Company is currently negotiating a collective agreement with the United Steelworkers of America in respect of 177 employees employed at the Colomac Mine. Effective July 1, 1996, the Company and the United Steelworkers of America reached a new collective agreement, expiring June 30, 1999, in respect of the employees employed at the Pamour and Nighthawk Mines. The collective agreement with the United Steelworkers of America in respect of 202 of the Hope Brook Mine employees expires on April 30, 1997 and the collective agreement with the Canadian Auto Workers Union in respect of 250 of the Giant Mine employees expires in November 1996. The current agreement with the Canadian Auto Workers Union provides that there cannot be a strike or a lockout in November 1996 when the collective agreement expires.

                                   MANAGEMENT


     The following table and associated notes set forth the names of each director and executive officer of the Company, their age as of August 28, 1996 and their respective positions with the Company.



                NAME                    AGE                       POSITION
-------------------------------------   ---    -----------------------------------------------
Margaret K. Witte(1)(2)..............   42     President, Chief Executive Officer and
                                               Chairman of the Board
Ross F. Burns(3).....................   52     Vice-President, Exploration and a Director
James H. Wood........................   49     Chief Financial Officer
John R. Smrke........................   46     Senior Vice-President
J. Graham Eacott.....................   55     Vice-President, Investor Relations
Edmund Szol..........................   55     Vice-President, Human Resources
George W. Oughtred(1)(4).............   66     Director
Matthew Gaasenbeek(1)(2).............   66     Director
William J. V. Sheridan(2)............   51     Secretary and a Director
J. Conrad Lavigne(4).................   79     Director
John L. May(2)(4)....................   61     Director


---------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Pension Committee.

(4) Member of the Governance and Nominating Committee.

     Margaret K. (Peggy) Witte has served as President and Chief Executive Officer and Chairman of the Board of Royal Oak or a predecessor thereof since 1989. From 1986 to 1989, Ms. Witte was President and Chief Executive Officer of Neptune Resources Corp. Ms. Witte has a Master of Science degree in Metallurgical Engineering from the Mackay School of Mines and Geology in Reno, Nevada and a Bachelor of Science degree in Chemistry from the University of Nevada. Ms. Witte is a member of the American Institute of Mining, Metallurgical and Petroleum Engineers and the Canadian Institute of Mining and Metallurgy and a past director of the Mining Association of Canada and the Prospectors and Developers Association of Canada. Ms. Witte is the recipient of several awards, including Special Achievement Award, Canadian Mineral Processors (1985), Woman of Distinction Award Y.W.C.A. (1991), Developer of the Year, Prospectors and Developers Association of Canada (1993) and the Financial Post's Newsmaker of the Year (1994). Ms. Witte is also a director and Chairman of Mountain Minerals, Talisman Energy, an oil and gas company, and Trans Canada Pipelines, an oil and gas pipeline company.

     Ross F. Burns has served as Vice-President, Exploration of Royal Oak or a predecessor thereof since 1989. From 1986 to 1989, Mr. Burns was Vice-President of Neptune Resources Corp. Mr. Burns has a Bachelor of Science (Honours) degree in Geology from Queens University and is a Fellow of the Geological Association of Canada, a registered professional geologist in the Northwest Territories, and a member of the Prospectors and Developers Association and the British Columbia and Yukon Chambers of Mines. Mr. Burns is also the President and a director of Ronnoco Gold Mines Limited and a director of Asia Minerals.

     James H. Wood has served as Chief Financial Officer of Royal Oak since May 1994. From 1992 to 1994, Mr. Wood was Vice-President, Finance of Maclean Hunter Publishing Limited and from 1980 to 1992 he held various senior financial positions at CCL Industries Inc. and its subsidiary companies. Mr. Wood has a Bachelor of Commerce (Honours) degree from Laurentian University and is a Chartered Accountant. Mr. Wood is a member of the Canadian Institute of Chartered Accountants, the British Columbia Institute of Chartered Accountants and the Ontario Institute of Chartered Accountants.

     John R. Smrke has served as Senior Vice-President of Royal Oak since 1993. From 1989 to 1993, Mr. Smrke held the positions of General Manager, Vice-President, Corporate and Employee Development, and Vice-President, Operations of Royal Oak or a predecessor thereof. Mr. Smrke received a diploma in Mining Engineering Technology (Honours) from Cambrian College, Sudbury. Mr. Smrke is Chief Executive

Officer and Chairman of the Board of Highwood, Chief Executive Officer and a director of Mountain Minerals and a director of Asia Minerals.


     J. Graham Eacott joined Royal Oak in 1991 as Manager, Investor Relations and has served as Vice-President, Investor Relations since 1995. From 1987 to 1991, Mr. Eacott was a Senior Financial Analyst at Maison Placements Canada Inc., Merrill Lynch Canada Inc. and ScotiaMcLeod Inc. Mr. Eacott has a Master of Science degree in Industrial Metallurgy & Management Techniques from the University of Aston, Birmingham, and a Bachelor of Science (Honours) degree in Metallurgy from Manchester University. Mr. Eacott is a professional engineer in the Province of Ontario and is a graduate of the Canadian Securities Course and a Registered Representative. He is a member of the Canadian Institute of Mining and Metallurgy and is the author of several technical papers.


     Edmund Szol has served as Vice-President, Human Resources since 1995. Prior to joining the Company, Mr. Szol was Vice-President, Human Resources and Administration of Nerco Inc., where he was responsible for all human resources and administrative functions. Mr. Szol has a Bachelor of Arts degree from Youngstown University, Youngstown, Ohio and is a graduate of the Advanced Executive Development Program, Harvard University. Mr. Szol is a member of the Society for Human Resource Management.

     George W. Oughtred has served as a director of Royal Oak since 1991. Mr. Oughtred is President of Privatbanken Holdings Inc., a private holding company and a director of C.I. Fund Management Inc., an investment fund manager. Mr. Oughtred has served as a director and/or officer of numerous other public companies. Mr. Oughtred has a Bachelor of Commerce degree from McGill University and a Master of Business Administration degree from the University of Western Ontario.

     Matthew Gaasenbeek has served as a director of Royal Oak since 1993. Mr. Gaasenbeek is President of Northern Crown Capital Corporation, a private venture capital company and Chairman of the Ontario Development Corporation. Mr. Gaasenbeek has been and continues to serve as a director or officer of various public and private resource and finance companies. Mr. Gaasenbeek has a Bachelor of Arts (Honours) degree in Business Administration from the University of Western Ontario. Prior to October 1991, Mr. Gaasenbeek was President and a director of Camreco Inc., a mining exploration company.

     William J.V. Sheridan has served as a director of Royal Oak since 1991. Mr. Sheridan has a Bachelor of Commerce degree from the University of Toronto and a law degree from Osgoode Hall Law School, Toronto. Mr. Sheridan joined Lang Michener, a Canadian law firm, in 1972, became a partner in 1974 and is currently the Managing Partner. He specializes in mergers and acquisitions, mining, securities and international joint ventures. Mr. Sheridan is also a director and/or officer of Eden Roc Mineral Corp., Hydra Capital Corp., Pinkerton's of Canada Limited, Witco Canada Inc. and other public and private companies, and a Governor of the Queen Elizabeth Hospital, Toronto.

     J. Conrad Lavigne has served as a director of Royal Oak since 1991. Mr. Lavigne is President of JCL Corporation, a broadcast consulting firm. Mr. Lavigne is the former Chairman of Northern Telephone Co. Ltd. and a former director of Ontario Hydro and National Bank of Canada. Mr. Lavigne is a Lifetime Honorary Associate Member of the Central Canadian Broadcast Association and was inducted into the Canadian Broadcasters Hall of Fame in 1990.

     John L. May has served as a director of Royal Oak since 1991. Mr. May is a retired mining executive and prior to his retirement in 1991 was Vice-President of Exploration of Teck Corporation. Mr. May has a Bachelor of Science degree in Applied Geology from the University of Toronto. During his career, he has been an officer and/or director of a number of public natural resource companies. He is currently a director of HRC Development Corporation.

     The table below sets forth certain information regarding equity ownership of each director or executive officer of the Company and all directors and executive officers of the Company as a group as of August 28, 1996, and the percentages set forth are based upon 138,319,213 shares outstanding on such date (excluding the 1,924,816 shares owned by a wholly owned subsidiary of the Company, see "Certain Relationships and Related Transactions").



                                                            NUMBER OF             PERCENTAGE OF
DIRECTORS AND EXECUTIVE OFFICERS                       COMMON SHARES(1)(2)     COMMON SHARES(1)(2)
--------------------------------                       -------------------     -------------------
Margaret K. Witte(3).................................       2,930,376                 2.1%
Ross F. Burns........................................         349,129                   *
William J.V. Sheridan................................          30,000                   *
J. Conrad Lavigne....................................          55,000                   *
John L. May(3).......................................          22,500                   *
George W. Oughtred...................................         530,000                   *
Matthew Gaasenbeek...................................          52,500                   *
John R. Smrke........................................         211,370                   *
James H. Wood........................................         112,500                   *
J. Graham Eacott.....................................         111,000                   *
Edmund Szol..........................................          50,000                   *
All directors and executive officers as a group
  (11 persons).......................................       4,454,375                 3.2%


---------------

*   The percentage of shares beneficially owned does not exceed 1% of the class.

(1) The information as to shares beneficially owned, not being to the knowledge of the Company, has been furnished by the respective directors and officers individually.

(2) Includes and assumes the issuance of the following number of common shares issuable upon the exercise by the following individuals of options which are currently exercisable or exercisable within 60 days of the date hereof: Ms. Witte 350,000; Mr. Burns 95,000; Mr. Sheridan 15,000; Mr. Lavigne 40,000;
    Mr. Gaasenbeek 50,000; Mr. Smrke 160,000; Mr. Wood 110,000; Mr. Eacott 48,000; and Mr. Szol 50,000.



(3) Subsequent to August 28, 1996, Ms. Witte acquired 17,200 common shares of Royal Oak in connection with the exercise of put options previously granted by Ms. Witte. In addition, Ms. Witte has granted 2,028 put options which oblige Ms. Witte to purchase 202,800 common shares of Royal Oak at a price of $6.00 per share if the holder requires her to do so prior to the expiry of the options on December 6, 1996. Subsequent to August 28, 1996, Mr. May acquired 5,000 common shares of Royal Oak in connection with the exercise of put options previously granted by Mr. May. Further, Mr. May has granted 50 put options which oblige Mr. May to purchase 5,000 common shares of Royal Oak at a price of $5.00 per share if the holders require him to do so prior to the expiry of the options on December 5, 1996 and 100 put options which oblige Mr. May to purchase 10,000 common shares of Royal Oak at a price of $6.00 per share if the holders require him to do so prior to the expiry of the options on December 6, 1996.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation for the fiscal years ended December 31, 1995, 1994 and 1993 for the Chief Executive Officer and the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG TERM
                                                   ANNUAL COMPENSATION                   COMPENSATION
                                       --------------------------------------------    ----------------
                                                                       OTHER ANNUAL    SECURITIES UNDER
          NAME AND                        SALARY          BONUS        COMPENSATION      OPTIONS/SARS
     PRINCIPAL POSITION        YEAR        ($)             ($)            ($)(3)          GRANTED(#)
-----------------------------  -----   ------------    ------------    ------------    ----------------
M.K. Witte...................   1995     US$250,200      US$150,000      US$132,735(4)           --
Chairman, President and         1994   Cdn $250,000     Cdn $75,250                          50,000
Chief Executive Officer         1993   Cdn $206,250    Cdn $100,000              --         300,000
                                                                                 --
J.R. Smrke...................   1995     US$132,800       US$30,000       US$63,400(5)           --
Senior Vice-President                                                              (4)
                                                                          US$41,034
                                1994   Cdn $145,000     Cdn $60,250              --          50,000
                                1993   Cdn $136,250     Cdn $40,000     Cdn $52,038              --
J.H. Wood....................   1995     US$123,600       US$30,000       US$41,034(4)           --
Chief Financial Officer(1)      1994    Cdn $87,917     Cdn $40,250                         230,000
                                1993             --              --              --              --
                                                                                 --
R.F. Burns...................   1995     US$124,500       US$30,000       US$25,452(4)           --
Vice-President, Exploration     1994   Cdn $145,000      Cdn $5,250                          50,000
                                1993   Cdn $127,500     Cdn $40,000              --              --
                                                                       Cdn $430,360
J. Graham Eacott.............   1995     US$102,800       US$30,000       US$30,825(4)           --
Vice-President,                 1994             --              --                              --
Investor Relations(2)           1993             --              --              --              --
                                                                                 --

---------------

(1) Mr. Wood was hired and appointed Chief Financial Officer in May 1994.

(2) Mr. Eacott was appointed Vice-President, Investor Relations in January 1995. Prior to that time, Mr. Eacott was Manager, Investor Relations.

(3) Except as otherwise indicated, the value of perquisites and benefits do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus.

(4) Relocation payments upon the Company's move of its executive offices to the United States were made to Ms. Witte for US$100,000, Mr. Smrke for US$40,000, Mr. Wood for US$40,000, Mr. Burns for US$15,000 and to Mr. Eacott for US$30,000. Directors' fees were paid to Ms. Witte and Mr. Burns of Cdn $14,500 and Cdn $13,000, respectively. Other than with respect to Ms. Witte, the balance relates to the Company's contribution to the employees' 401(k) savings plan. In respect of Ms. Witte, the balance relates to payment of life insurance premiums of US$15,396, car lease payments and reimbursements of US$4,653 and the Company's contribution to the 401(k) savings plan of US$2,102.

(5) Represents the difference between the market price of the Company's common shares on the date of exercise and the option exercise price, multiplied by the number of shares acquired.

STOCK OPTIONS

     During 1995, no options were granted to any of the Named Executive Officers. During 1995, options to purchase a total of 605,000 common shares of the Company were granted to officers and employees of the Company. Particulars of the grants of options are as follows:

                     DATE OF GRANT                        NUMBER OF SHARES       EXERCISE PRICE
--------------------------------------------------------  ----------------     -------------------
February 17, 1995.......................................       260,000         US$3.15, Cdn $4.60
June 29, 1995...........................................        70,000               US$3.15
September 6, 1995.......................................       220,000         US$3.85, Cdn $5.13
November 21, 1995.......................................        55,000               US$4.00

     AGGREGATE OPTION EXERCISES DURING 1995 AND 1995 YEAR-END OPTION VALUES

                                                                                           VALUE OF UNEXERCISED
                                                        UNEXERCISED OPTIONS AS OF              IN-THE-MONEY
                           SECURITIES     AGGREGATE              YEAR END                  OPTIONS AT YEAR END
                           ACQUIRED ON      VALUE                  (#)                             ($)
                            EXERCISE      REALIZED     ----------------------------    ----------------------------
          NAME                 (#)           ($)       EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
------------------------   -----------    ---------    -----------    -------------    -----------    -------------
M.K. Witte..............          --            --       383,333          50,000        $ 364,165        $17,500
J.R. Smrke..............      20,500       $86,612       100,000          60,000        $ 331,000        $49,000
R.F. Burns..............          --            --            --          50,000               --        $17,500
J.H. Wood...............          --            --        40,000         190,000               --        $10,500
J.G. Eacott.............          --            --        61,000          30,000        $ 247,050        $10,500

RETIREMENT PLAN

     The officers of the Company participate in the Royal Oak Mines (USA) Retirement Plan, which covers substantially all of the head office employees of the Company. Contributions to the Retirement Plan, and the related expense or income, are based on general actuarial calculations and accordingly, no portion of the Company's contributions, and related expenses or income, is specifically attributable to the Company's officers. The current maximum annual pension benefit payable by the Retirement Plan to any employee is $120,000, subject to specified adjustments. Upon reaching the normal retirement age of 65, each participant is eligible to receive annual retirement benefits in monthly installments for life equal to, for each year of credited service, 1.2% of Final Average Earnings ("FAE") (defined as the average of the highest 60 consecutive months of earnings during the 120 months preceding severance date). Officers of the Company are eligible to receive reduced retirement benefits as early as age 55 with 5 years of eligible service. For purposes of the Retirement Plan, earnings include "regular salary or wages and any base salary deferrals under the 401(k) savings plan. Earnings do not include any bonus or commissions, overtime pay, moving expenses, car allowances, other business expense reimbursement or non-qualified deferrals."

     The following table shows estimated aggregate annual benefits under the Retirement Plan payable upon retirement to a participant who retires in 1996 at age 65 having the years of service and FAE, as specified.

                                                        YEARS OF CREDITED SERVICE
                                      --------------------------------------------------------------
               FAE                      5          10         15         20         25         30
----------------------------------    ------     ------     ------     ------     ------     -------
                                        $          $          $          $          $           $
75,000............................     4,500      9,000     13,500     18,000     22,500      27,000
100,000...........................     6,000     12,000     18,000     24,000     30,000      36,000
125,000...........................     7,500     15,000     22,500     30,000     37,500      45,000
150,000...........................     9,000     18,000     27,000     36,000     45,000      54,000
175,000...........................    10,500     21,000     31,500     42,000     52,500      63,000
200,000...........................    12,000     24,000     36,000     48,000     60,000      72,000
225,000...........................    13,500     27,000     40,500     54,000     67,500      81,000
275,000...........................    16,500     33,000     49,500     66,000     82,500      99,000
300,000...........................    18,000     36,000     54,000     72,000     90,000     108,000

     Benefits listed in the pension table are not subject to any deduction for social security or other offset amounts. As of December 31, 1995, the Named Executive Officers have completed the indicated number of years of credited service: R. Burns, five years; G. Eacott, four years; J. R. Smrke, six years, M.
K. Witte, five years and J. Wood, 1.6 years.

SUPPLEMENTAL LIFE INSURANCE PLAN

     The Company has established a plan effective January 1, 1996 to provide certain executives of Royal Oak with supplemental life insurance protection for their families in the event of death under a split dollar life insurance arrangement. Under this plan, upon the death of a participant, beneficiaries designated by such participant will be entitled to receive that portion of the policy proceeds equal to the greater of the total cash value of the policy or two times the participant's highest annual compensation from the Company during the three consecutive calendar years prior to death. The cost to the Company of this plan in 1996 is estimated to be approximately US$110,000.

EMPLOYMENT AGREEMENTS


     Following the transfer in March 1995 of head office staff to its corporate offices in Kirkland, Washington, the Company guaranteed the performance of employment agreements (collectively, the "Agreements") made by its wholly-owned United States subsidiary, Arctic Precious Metals, Inc., carrying on business as Royal Oak Mines (USA) Inc. ("Arctic"), with Margaret K. Witte, President and Chief Executive Officer of the Company, and Ross F. Burns, Vice-President of Exploration. The Company also guaranteed the performance by Arctic of employment agreements with the Company's Chief Financial Officer and three Vice-Presidents (collectively, the "Executives"), being Messrs. Wood, Smrke, Szol, and Eacott.



     The Agreements, which for the four Executives are substantially identical except for the compensation provisions, were reviewed and approved by the Board of Directors of the Company following the recommendation of the Compensation Committee. The Agreements are for initial fixed terms of two years in the case of Ms. Witte and Mr. Burns and one year for the Executives, with identical automatic renewal terms of additional 12-month periods until termination. In the event of a termination of employment without cause and in certain other specified circumstances, including a change of control of Arctic or the Company, each employee is entitled to compensation. In the case of Ms. Witte and Mr. Burns, the acquisition by any person or group acting in concert of more than 30% of the issued and outstanding common shares of Arctic or the Company or the election to the Board of Directors of Arctic or the Company of persons employed by or representing any one person or group acting in concert and constituting 40% or more of the Board of Directors would constitute a "Terminating Event."


     In the event that the employment of either Ms. Witte or Mr. Burns is terminated without cause, each is entitled to 24 months' notice of termination or payment in lieu thereof, with full continuation of benefits for the notice period. In the event of termination of either employee upon the occurrence of a Terminating Event, Ms. Witte is entitled to receive a lump sum representing three years salary, together with all benefits for a 24-month period and Mr. Burns is entitled to receive a lump sum representing two years salary, together with all benefits for the 24-month period. In addition, Ms. Witte and Mr. Burns will have the right for a period of six months from such Terminating Event to require the Company to purchase or arrange for the purchase of up to 2,000,000 common shares (in the case of Ms. Witte) and up to 50,000 common shares (in the case of Mr. Burns) held by them or their spouses or any corporation controlled by any of them, respectively, for a price per share equal to the simple average of the closing price of the common shares of the Company on The Toronto Stock Exchange for each of the business days on which there was a closing price falling not more than 20 business days prior to the receipt by the Company of the notice of exercise of the right herein described. If such right is not exercised and Ms. Witte or Mr. Burns, as the case may be, is then indebted to the Company, the outstanding principal amount of such loan will be forgiven by the Company. As of the date hereof, Mr. Burns is currently not indebted to the Company and Ms. Witte is indebted to the Company in the amount of US$700,000. See "Certain Relationships and Related Transactions."

     In the event that the employment of any one of the five Executives is terminated without cause, including a dismissal arising from or related to a change of ownership of Arctic or the Company, each is entitled to receive compensation tied to length of service. When termination occurs prior to the completion of 12 months of service, the employee is entitled to payment of an amount equal to one year's salary plus the cost to the Company of one year of benefits; where termination occurs after 12 months of service but before the completion of 48 months of service, the employee is entitled to 18 months' base salary plus the cost to the Company of 18 months of benefits; and where termination occurs any time after 48 months of service, the employee is entitled to 24 months' base salary including bonus, plus the cost to the Company of two years of benefits. In the event of a change of control of Arctic or the Company, the Executive is entitled upon dismissal to payments of any bonus earned but unpaid and has the immediate right to exercise all valid option agreements. Loans outstanding under the Agreements with the Executives are secured and must be repaid in full within 120 days following termination of employment. Several of the Executives are indebted to Arctic. See "Certain Relationships and Related Transactions." Each of Ms. Witte, Mr. Burns and the Executives are participants in the Company's Retirement Plan. See "-- Retirement Plan."

COMPENSATION OF DIRECTORS

     The directors of the Company are entitled to receive an annual fee of $8,000 plus $1,000 for each meeting of the Board of Directors or a committee thereof attended. The directors are also entitled to reimbursement from the Company for all reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors or a committee thereof.

                          DESCRIPTION OF SHARE CAPITAL

     The attributes of the common and special shares of the Company are summarized below.

SHARE CAPITAL


     The authorized capital of Royal Oak consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, of which, as of October 3, 1996, 138,680,213 common shares (excluding the 1,924,816 common shares owned by a wholly owned subsidiary of the Company, see "Certain Relationships and Related Transactions") and no special shares were issued and outstanding.


COMMON SHARES

     Holders of common shares are entitled to one vote for each share held on all votes taken at meetings of the shareholders of Royal Oak (other than meetings at which only holders of another class or series of shares will be entitled to vote). Subject to the rights of holders of the special shares and other shares of Royal Oak ranking prior to the common shares, holders of common shares participate ratably in any dividend declared by the directors of Royal Oak on the common shares and the common shares carry the right to receive a proportionate share of the assets of Royal Oak available for distribution to holders of common shares in the event of the liquidation, dissolution or winding-up of Royal Oak.

SPECIAL SHARES

     The special shares may be issued from time to time in one or more series with such rights, privileges, restrictions, conditions and designations attached thereto as are fixed by resolution of the board of directors of Royal Oak. Each series of special shares will rank on a parity with the special shares of every other series. The special shares as a class rank prior to the common shares and any other shares ranking junior to the special shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Royal Oak. Except in limited circumstances, holders of the special shares will not be entitled to receive notice of any meeting of the shareholders of Royal Oak (except a meeting called for the purpose of authorizing the dissolution of Royal Oak or the sale of all or a substantial part of its undertaking) or to attend or vote thereat.

STOCK OPTIONS


     As of October 3, 1996, 3,454,500 common shares of the Company are reserved for issuance upon exercise of options to purchase such shares. The following table sets out information with respect to such options:



EXECUTIVE OFFICERS (6)



                                             MARKET PRICE ON
             NUMBER OF SHARES                 DATE OF GRANT      EXERCISE PRICE         EXPIRY DATE
-------------------------------------------  ---------------     --------------     -------------------
 40,000....................................       $1.40              $1.40          December 12, 1996
 40,000....................................       $1.75              $1.60          May 14, 1997
 30,000....................................       $1.70              $1.70          October 27, 1997
300,000....................................       $5.25              $4.90          September 19, 2000
200,000....................................       $5.50              $5.50          April 19, 2000
210,000....................................       $4.15              $4.50          December 18, 1999
200,000....................................       $4.10             US$3.15         February 16, 2000
360,000....................................       $4.85              $4.90          January 2, 2001
 63,000....................................        n.a.(1)           $2.67          May 10, 2000


DIRECTORS OTHER THAN EXECUTIVE OFFICERS (5)

                                             MARKET PRICE ON
             NUMBER OF SHARES                 DATE OF GRANT      EXERCISE PRICE         EXPIRY DATE
-------------------------------------------  ---------------     --------------     -------------------
 50,000....................................       $4.80               $3.95         April 5, 2000
 40,000....................................       $4.45               $4.45         April 21, 2000
300,000....................................       $4.85               $4.90         January 2, 2001
 15,000....................................        n.a.(1)            $2.67         May 10, 2000

EMPLOYEES


                                             MARKET PRICE ON
             NUMBER OF SHARES                 DATE OF GRANT      EXERCISE PRICE         EXPIRY DATE
-------------------------------------------  ---------------     --------------     -------------------
 30,000....................................       $1.70              $1.70          October 27, 1997
 27,500....................................       $4.45              $4.45          April 21, 1998
 65,000....................................       $6.25              $6.25          October 18, 1998
 50,000....................................       $6.00              $6.00          December 2, 1998
640,000....................................       $4.15              $4.50          December 18, 1999
 60,000....................................       $4.10              $4.60          February 16, 2000
180,000....................................       $4.70              $5.13          September 6, 2000
 40,000....................................       $4.70             US$3.85         September 6, 2000
 55,000....................................       $5.50             US$4.00         November 20, 2000
 24,000....................................        n.a.(1)           $2.67          May 10, 2000
 60,000....................................       $4.25              $4.90          January 2, 2001
 50,000....................................       $6.00              $6.00          January 31, 2001
 20,000....................................       $6.75              $6.75          February 15, 2001
 35,000....................................       $6.50              $6.38          February 15, 2001
 40,000....................................       $6.50              $6.50          February 15, 2001
100,000....................................       $5.30              $5.30          July 30, 2001
 50,000....................................       $5.25              $5.25          August 28, 2001
 20,000....................................       $5.30              $5.30          September 30, 2001



---------------


(1) Outstanding options to purchase common shares of Geddes, converted to options to purchase shares of the Company upon the arrangement involving the Company, Geddes, El Condor and St. Philips becoming effective on January 11, 1996.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Since January 1, 1995, the only transactions involving the Company, in which any director, executive officer or any member of their immediate family had any material interest are as set out below.

     Witteck Development Inc. ("Witteck"), a private Ontario, Canada corporation, was wholly-owned by Margaret K. Witte, a director and the Chairman, Chief Executive Officer and President of the Company. Ms. Witte was a director and the sole officer of Witteck. Witteck's only asset consisted of 1,924,816 common shares of the Company. Pursuant to the terms of an agreement dated April 28, 1995, the Company acquired all of the outstanding shares of Witteck in exchange for 1,924,816 common shares of the Company. The common shares of the Company owned by Witteck will be disposed of by Witteck within five years of the acquisition of Witteck by the Company in accordance with the requirements of the Business Corporations Act (Ontario). The shares of the Company owned by Witteck may not be voted for as long as the shares are owned by Witteck (and such shares are not considered to be outstanding for financial reporting purposes, including the calculation of the Company's earnings per share). All costs and expenses associated with the transaction were paid by Ms. Witte. In addition, Ms. Witte has agreed to indemnify the Company for any and all losses incurred by the Company as a result of the transaction, including any liabilities of Witteck and any costs incurred by the Company in connection with this transaction. The acquisition was approved by the shareholders of the Company on May 31, 1995.

     The aggregate amount of indebtedness to the Company or its subsidiaries incurred in connection with the purchase of securities of the Company by all present and former officers, directors and employees of the Company outstanding as at June 30, 1996 was US$31,525. The following table sets forth the indebtedness incurred by directors, senior officers and executive officers of the Company for the purchase of securities of the Company:

    INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS UNDER
                          SECURITIES PURCHASE PROGRAMS

                                                                                            FINANCIALLY
                                                                             AMOUNT          ASSISTED
                                     INVOLVEMENT        LARGEST AMOUNT     OUTSTANDING      SECURITIES
                                      OF ISSUER          OUTSTANDING          AS OF          PURCHASES
   NAME AND PRINCIPAL POSITION     OR SUBSIDIARY(1)     DURING 1995(1)    JUNE 30, 1996     DURING 1995
--------------------------------- ------------------    --------------    -------------    -------------
J.R. Smrke, Senior                Loan by Subsidiary         US$31,525        US$31,525    20,500 shares
  Vice-President.................

---------------

(1) Arctic Precious Metals, Inc., a subsidiary of Royal Oak, provided loans to Mr. Smrke. The loans do not bear interest and will be secured by a mortgage on real property owned by Mr. Smrke. The loans are repayable from future bonus amounts earned by Mr. Smrke and from the aggregate net value of any stock options exercised by Mr. Smrke at the rate of one-half of the after-tax value to Mr. Smrke of such amounts.

     As of June 30, 1996, the aggregate amount of indebtedness to Royal Oak incurred, other than in connection with the purchase of securities of Royal Oak, by all current and former directors, officers and employees of Royal Oak was US$1,080,000.

     The following table sets forth the indebtedness to Royal Oak incurred by the executive officers, senior officers and directors of Royal Oak, other than for the purchase of securities of the Royal Oak:

       INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
                 OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS


                                                                     LARGEST AMOUNT       AMOUNT OUTSTANDING
                                         INVOLVEMENT OF ISSUER     OUTSTANDING DURING       AS OF JUNE 30,
      NAME AND PRINCIPAL POSITION            OR SUBSIDIARY                1995                   1996
---------------------------------------- ---------------------     ------------------     ------------------
M.K. Witte..............................         Subsidiary(1)                     --             US$700,000
Chairman, President and
Chief Executive Officer
J. Wood.................................         Subsidiary(2)              US$75,000              US$66,300
Chief Financial Officer
J.R. Smrke..............................         Subsidiary(3)              US$31,400              US$23,000
Senior Vice-President


---------------

(1) In 1996, loans were made to Ms. Witte by Arctic Precious Metals, Inc., a subsidiary of Royal Oak. The loans bear interest at prescribed rates, are repayable on demand, provided that the maximum amount repayable in any one year is one third of the principal amount of the loans and will be secured by a mortgage on real property owned by Ms. Witte. Ms. Witte's compensation will be increased to the extent that any interest is paid.


(2) In May 1995, a housing loan was made to Mr. Wood by Arctic Precious Metals, Inc. The loan does not bear interest and is secured against Mr. Wood's residence. The loan is repayable over a maximum of ten years from future bonus amounts earned by Mr. Wood and from the aggregate net value of any stock options exercised by Mr. Wood, at the rate of one-half of the after-tax value to Mr. Wood of such amounts.



(3) In January 1995, a loan was made to Mr. Smrke by Arctic Precious Metals, Inc. The loan does not bear interest and will be secured by a mortgage on real property owned by Mr. Smrke. The loan is repayable from future bonus amounts earned by Mr. Smrke and from the aggregate net value of any stock options exercised by Mr. Smrke, at the rate of one-half of the after-tax value to Mr. Smrke of such amounts.


                               SECURITY OWNERSHIP

     To the knowledge of the directors and officers of the Company, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 5% of the voting rights attached to the Company's common shares. The Company's class of common shares is the only class of shares outstanding.

                         DESCRIPTION OF CREDIT FACILITY

     Currently, the Company has a $28 million unsecured, revolving term credit facility (the "Credit Facility") with The Bank of Nova Scotia ("BNS"). As of August 27, 1996, the Company had outstanding under the Credit Facility letters of credit in the aggregate amount of $1,940,000. The Credit Facility was established for the Company's general corporate purposes, matures on February 14, 1997 and is renewable annually at the discretion of BNS. At the Company's option, loans under the Credit Facility will bear interest at either the lender's prime rate ("Prime Rate Loans"), the lender's base rate ("Base Rate Loans") or the lender's reserve adjusted LIBOR rate ("LIBOR Loans"), plus the applicable margin. The applicable margin for Base Rate Loans and LIBOR Loans is
 1/2% and  3/4%, respectively. No margins are applicable to Prime Rate Loans.

     The Credit Facility requires the Company to meet certain financial tests which, among other things, limit the incurrence of additional indebtedness. The Credit Facility contains customary representations, warranties, covenants and events of default, including payment defaults, incorrectness of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness and certain events relating to bankruptcy and insolvency.

                         DESCRIPTION OF EXCHANGE NOTES

     The Exchange Notes will be issued under the same Indenture, dated as of August 12, 1996, by and among the Company, the Guarantor and Mellon Bank, F.S.B., as Trustee (the "Trustee"), under which the Notes were issued. The following summary of certain provisions of the Indenture, the Exchange Notes and the Guarantee does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the United States Trust Indenture Act of 1939, as amended, (the "TIA") and to all of the provisions of the Indenture (a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and is incorporated by reference herein), including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth under "-- Certain Definitions."

     The Exchange Notes will be issued in fully registered form only, without coupons, in denominations of US$1,000 and integral multiples thereof. Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar, which initially will be the Trustee's corporate trust office. The Company may change any Paying Agent and Registrar without notice to holders of the Exchange Notes. The Company will pay principal (and premium, if any) on the Exchange Notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered addresses of holders.

PRINCIPAL, MATURITY AND INTEREST

     The Exchange Notes will be general unsecured obligations of the Company limited in aggregate principal amount to US$175,000,000 and will mature on August 15, 2006. Interest on the Exchange Notes will accrue at the rate per annum set forth on the cover page of this Prospectus and will be payable semi-annually on each of February 15 and August 15 in each year commencing on February 15, 1997, to the persons who are registered holders thereof at the close of business on the February 1 and August 1 immediately preceding the applicable interest payment date. Interest on the Exchange Notes will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. The Company will pay interest on overdue principal and on overdue installments of interest (without regard to any applicable grace periods) from time to time on demand at the rate of 2% per annum in excess of the rate shown on the cover page of this Prospectus. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

OPTIONAL REDEMPTION

     The Exchange Notes will be redeemable, at the Company's option, in whole at any time or in part from time to time, on and after August 15, 2001, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on August 15 of the year set forth below, plus, in each case, accrued interest thereon to the date of redemption:

                                       YEAR                                     PERCENTAGE
    --------------------------------------------------------------------------  ----------
    2001......................................................................        105.500%
    2002......................................................................        103.667%
    2003......................................................................        101.833%
    2004 and thereafter.......................................................        100.000%

     Notwithstanding the foregoing, at any time prior to August 15, 1999, the Company may redeem up to 35% of the aggregate principal amount of the Notes and the Exchange Notes with the net proceeds from one or more Public Equity Offerings of the Company at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on August 15 of the year set forth below, plus, in each case, accrued interest thereon to the date of redemption:

                                       YEAR                                     PERCENTAGE
    --------------------------------------------------------------------------  ----------
    1996......................................................................        111.000%
    1997......................................................................        109.778%
    1998......................................................................        108.556%

     Any such redemption must occur on or prior to 120 days after the receipt of such net proceeds.

     In addition, the Notes and the Exchange Notes are redeemable, as a whole but not in part, at the option of the Company at any time upon not less than 30 nor more than 60 days' notice at a redemption price equal to 100% of the aggregate principal amount so redeemed, plus accrued and unpaid interest thereon to the date of redemption, if the Company has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the Notes or Exchange Notes, any additional amounts ("Additional Amounts") as a result of any change in, or amendment to, the laws (or any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in, or amendment to, any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or becomes effective on or after August 5, 1996.

ADDITIONAL AMOUNTS

     The Indenture provides that if the Company is required to make any withholding or deduction for or on account of any Canadian taxes from any payment made under or with respect to the Exchange Notes, the Company will pay such Additional Amounts as may be necessary so that the net amount received by each holder of the Exchange Notes (including Additional Amounts) will not be less than the amount such holder would have received had such Canadian taxes not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder (an "Excluded Holder") (i) with which the Company does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, or (ii) which is subject to such Canadian taxes by reason of its being connected with Canada otherwise than by the mere holding of the Exchange Notes or the receipt of payments thereunder.

     The Company will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Company will furnish, within 30 days after the date the payment of any Canadian taxes is due pursuant to applicable law, to the holders of Exchange Notes that are outstanding on the date of the withholding or deduction copies of tax receipts evidencing that such payment has been made by the Company. The Company will indemnify and hold harmless each holder of Exchange Notes that are outstanding on the date of the withholding or deduction (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (i) any Canadian taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Exchange Notes, (ii) any liability (including penalties, interest and expense) arising therefrom or with respect thereto, and (iii) any Canadian taxes imposed with respect to any reimbursement under clause (i) or (ii) above.

     At least 30 days prior to each date on which any payment under or with respect to the Exchange Notes is due and payable, if the Company becomes obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable, and the amounts so payable and will set forth such other information as is necessary to enable the Trustee to pay such Additional Amounts to the holders of Exchange Notes on the payment date. Whenever in the Indenture there is mentioned, in any context, (a) the payment of principal (and premium, if any), (b) purchase prices in connection with a repurchase of Exchange Notes, (c) interest, or (d) any other amount payable on or with respect to any of the Exchange Notes, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

     For a discussion of the exemption from Canadian withholding taxes applicable to payments under or with respect to the Exchange Notes, see "Certain Income Tax Considerations -- Certain Canadian Federal Income Tax Considerations." If, as a result of a change to Canadian withholding tax laws, the Company has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the Notes or the Exchange Notes, any Additional Amounts, the Company may redeem all, but not less than all, the Notes and the Exchange Notes at a redemption price equal to 100% of the aggregate principal amount so redeemed, plus accrued and unpaid interest thereon to the date of redemption. See "-- Optional Redemption."

SINKING FUND

     There will be no mandatory sinking fund payments for the Exchange Notes.

SELECTION AND NOTICE OF REDEMPTION

     In the event that less than all of the Exchange Notes are to be redeemed at any time, selection of such Exchange Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Exchange Notes are listed or, if such Exchange Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Exchange Notes of a principal amount of US$1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Exchange Notes to be redeemed at its registered address. If any Exchange Note is to be redeemed in part only, the notice of redemption that relates to such Exchange Note shall state the portion of the principal amount thereof to be redeemed. A new Exchange Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Exchange Note. On and after the redemption date, interest will cease to accrue on Exchange Notes or portions thereof called for redemption.

SUBORDINATION

     The payment of the principal of, premium, if any, and interest on, the Exchange Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding on the Issue Date or thereafter incurred, including, without limitation, any interest accruing subsequent to a bankruptcy or other similar proceeding whether or not such interest is an allowed claim enforceable against the Company in a bankruptcy case under applicable law.

     Upon any distribution of assets of the Company of any kind or character, whether in cash, property or securities upon any dissolution, winding up, total or partial liquidation or reorganization of the Company (including, without limitation, in bankruptcy, insolvency, or receivership proceedings or upon any assignment for the benefit of creditors or any other marshalling of the Company's assets and liabilities), the holders of Senior Indebtedness shall first be entitled to receive payment in full of all amounts payable under Senior Indebtedness (including, without limitation, interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness whether or not interest is an allowed claim enforceable against the Company in any such proceeding) before the holders will be entitled to receive any payment with respect to the Exchange Notes, and until all Obligations with respect to Senior Indebtedness are paid in full, any distribution to which the holders would be entitled shall be made to the holders of Senior Indebtedness.

     No direct or indirect payment by or on behalf of the Company of principal of, premium, if any, or interest on, the Exchange Notes whether pursuant to the terms of the Exchange Notes or upon acceleration or otherwise shall be made if, at the time of such payment, there exists a default in the payment of all or any portion of principal of, premium, if any, or interest on, any Senior Indebtedness with a principal amount in excess of US$5.0 million (and the Trustee has received written notice thereof), and such default shall not have been cured or waived or the benefits of this sentence waived by or on behalf of the holders of Senior Indebtedness. In addition, during the continuance of any other event of default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated, upon the occurrence of (a) receipt by the Trustee of written notice from the holders of a majority of the outstanding principal amount of the Designated Senior Indebtedness or their representative, or (b) if such event of default results from the acceleration of the Exchange Notes, the date of such acceleration, no such payment may be made by the

Company upon or in respect of the Exchange Notes for a period ("Payment Blockage Period") commencing on the earlier of the date of receipt of such notice or the date of such acceleration and ending 179 days thereafter (unless such Payment Blockage Period shall be terminated by written notice to the Trustee from the holders of a majority of the outstanding principal amount of such Designated Senior Indebtedness or their representative who delivered such notice). Notwithstanding anything herein to the contrary, in no event will a Payment Blockage Period extend beyond 179 days from the date on which such Payment Blockage Period was commenced. Not more than one Payment Blockage Period may be commenced with respect to the Exchange Notes during any period of 360 consecutive days. For all purposes of this paragraph, no event of default which existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis for the commencement of a second Payment Blockage Period by the holders of such Designated Senior Indebtedness or their representative whether or not within a period of 360 consecutive days unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

     In the event that, notwithstanding the foregoing, any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities, shall be received by the Trustee or the holders of the Exchange Notes or any Paying Agent (or, if the Company is acting as its own Paying Agent, money for any such payment or distribution shall be segregated or held in trust) on account of principal of, premium, if any, or interest on, the Exchange Notes before all Senior Indebtedness is paid in full, such payment or distribution shall be received and held in trust by the Trustee or such holder or Paying Agent for the benefit of the holders of the Senior Indebtedness, or their respective representative, ratably according to the respective amounts of Senior Indebtedness held or represented by each, and shall be paid over or delivered to the holders of the Senior Indebtedness remaining unpaid to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid after giving effect to all concurrent payments and distributions to or for the holders of such Senior Indebtedness.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of the Exchange Notes may recover less ratably than creditors of the Company who are holders of Senior Indebtedness or trade creditors. The Indenture limits, subject to certain financial tests, the amount of additional Indebtedness, including Senior Indebtedness, that the Company and its Subsidiaries can incur. See "-- Certain Covenants -- Limitation on Indebtedness."

SUBSIDIARY GUARANTEE

     Each Guarantor unconditionally guarantees, jointly and severally, on a senior subordinated basis to each Holder and the Trustee, the full and prompt performance of the Company's obligations under the Indenture and the Exchange Notes, including the payment of principal of, and interest on, the Exchange Notes. As of the date of this Prospectus, there is a single Guarantor, Kemess Mines Inc., a wholly owned subsidiary of the Company. The obligations of each Guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount, based on the net assets of each Guarantor, determined in accordance with GAAP.

     Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor that is a wholly owned Restricted Subsidiary of the Company without limitation, or with other Persons upon the terms and conditions set forth in the Indenture. See "-- Certain Covenants -- Mergers, Consolidations and Sale of Assets." In the event all of the capital stock of a Guarantor is sold by the Company and the sale complies with the provisions set forth in "-- Certain Covenants -- Limitation on Sale of Assets," the Guarantor's Guarantee will be released.

     Separate financial statements of the Guarantor are not included herein because the aggregate net assets, earnings and equity of the Guarantor and the Company are substantially equivalent to the net assets, earnings and equity of the Company on a consolidated basis.

CHANGE OF CONTROL

     The Indenture provides that upon the occurrence of a Change of Control Triggering Event, the Company will be required to offer to repurchase (the "Change of Control Offer") all of the outstanding Notes and Exchange Notes pursuant to the offer described below, at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase.

     Within 30 days following the date upon which the Change of Control Triggering Event occurred, the Company must send, by first class mail, a notice to each holder of Exchange Notes, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business on the Change of Control Payment Date.

     A Change of Control Triggering Event requires both the occurrence of a Change of Control and a Rating Event. A Rating Event will occur if the rating on the Notes or Exchange Notes is downgraded by one or more Gradations at any time within a specified 90-day period (subject to extension under certain circumstances). See "-- Certain Definitions -- Change of Control," "-- Certain Definitions -- Change of Control Triggering Event" and "-- Certain Definitions -- Rating Event."

     If a Change of Control Triggering Event were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes and Exchange Notes that the Company is required to repurchase. In the event that the Company were required to repurchase outstanding Notes and Exchange Notes pursuant to a Change of Control Offer, the Company expects that it would need to seek third-party financing to the extent it does not have available funds to meet its repurchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

     If an offer is made to repurchase the Notes and Exchange Notes pursuant to a Change of Control Offer, the Company will comply with all tender offer rules under state and Federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants.

     Limitation on Indebtedness. (a) The Indenture provides that neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, Incur any Indebtedness, including, without limitation, any Acquired Indebtedness (other than Permitted Indebtedness).

     (b) Notwithstanding the foregoing limitations, in addition to Permitted Indebtedness, the Company may Incur Indebtedness (including, without limitation, Acquired Indebtedness) and Restricted Subsidiaries of the Company may Incur Acquired Indebtedness, in each case, if (i) no Default or Event of Default shall have occurred and be continuing on the date of the proposed Incurrence thereof or would result as a consequence of such proposed Incurrence and (ii) immediately after giving effect to such proposed Incurrence, (x) the Consolidated Fixed Charge Coverage Ratio of the Company is at least equal to 2.0 to 1.0 if such proposed Incurrence is on or prior to December 31, 1998, at least equal to 2.5 to 1.0 if such proposed Incurrence is after December 31, 1998 and on or prior to December 31, 1999, and at least equal to 2.75 to 1.0 if such proposed Incurrence occurs after December 31, 1999 and (y) the Adjusted Consolidated Net Tangible Assets of the Company are at least equal to 150% of the aggregate consolidated Indebtedness of the Company.

     (c) The Company will not, directly or indirectly, in any event Incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of the Company ranking pari passu with the Notes or the Exchange Notes unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes and the Exchange Notes to the same extent and in the same manner as such Indebtedness is subordinated to such pari passu Indebtedness pursuant to the subordination provisions that are most favorable to the holders of any such pari passu Indebtedness of the Company.

     "Permitted Indebtedness" means, without duplication, each of the following:

          (i) Indebtedness under the Notes, the Exchange Notes, the Indenture and the Guarantee;

          (ii) Commodity Agreements of the Company; provided, however, that such Commodity Agreements are entered into to reduce the exposure of the Company and its Restricted Subsidiaries to fluctuations in the prices of commodities, in each case consistent with past practice of the Company;

          (iii) Interest Swap Obligations and Foreign Exchange Obligations of the Company; provided, however, that such Interest Swap Obligations and Foreign Exchange Obligations are entered into to protect the Company and its Restricted Subsidiaries from fluctuations in interest or exchange rates on Indebtedness Incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligation or Foreign Exchange Obligation does not exceed the principal amount of the Indebtedness to which such Obligation relates; and provided, further, that the Company may enter into Foreign Exchange Obligations to protect the Company and its Restricted Subsidiaries from fluctuations in exchange rates related to the operating costs of the Company and its Restricted Subsidiaries, in each case consistent with past practice of the Company;

          (iv) Indebtedness under the Working Capital Facility not to exceed $28 million, less any amounts repaid from Net Cash Proceeds pursuant to the "Limitation on Asset Sales" covenant;

          (v) Capitalized Lease Obligations and Purchase Money Obligations of the Company or any Restricted Subsidiary not to exceed US$20 million outstanding at any one time;

          (vi) additional Indebtedness Incurred by the Company not to exceed US$25 million outstanding at any time;

          (vii) Indebtedness of a direct or indirect Restricted Subsidiary of the Company to the Company or to a direct or indirect wholly owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a direct or indirect wholly owned Restricted Subsidiary of the Company in each case subject to no Lien held by a Person other than the Company or a direct or indirect wholly owned Restricted Subsidiary of the Company; provided that if as of any date any Person other than the Company or a direct or indirect wholly owned Restricted Subsidiary of the Company owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the Incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

          (viii) Indebtedness of the Company to a direct or indirect wholly owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by a direct or indirect wholly owned Restricted Subsidiary of the company in each case subject to no Lien; provided that (a) any Indebtedness of the Company to any direct or indirect Restricted Subsidiary of the Company is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Indenture and the Exchange Notes, and
     (b) if as of any date any Person other than a direct or indirect wholly owned Restricted Subsidiary of the Company owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the Incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (viii) by the issuer of such Indebtedness;

          (ix) guarantees by Restricted Subsidiaries of the Company of Indebtedness of the Company (other than Permitted Indebtedness) Incurred on or after the Issue Date; provided that such Indebtedness was Incurred in compliance with the covenant " -- Limitation on Indebtedness"; and

          (x) Refinancing Indebtedness.

     Limitation on Restricted Payments. The Indenture provides that neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly (a) declare or pay any dividend or make any distribution (other than dividends or distributions payable solely in Qualified Capital Stock of the Company) on shares of the Company's Capital Stock to holders of such Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company, or any warrants, rights or options to acquire shares of any class of such Capital Stock, other than through the exchange therefor solely of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company, (c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes or the Exchange Notes or (d) make any Investment (other than Permitted Investments) in any Person (each of the foregoing prohibited actions set forth in clauses (a), (b), (c) and (d) being referred to as a "Restricted Payment"), if at the time of such proposed Restricted Payment or immediately after giving effect thereto, (i) a Default or an Event of Default has occurred and is continuing or would result therefrom, or
(ii) the Company is not able to Incur at least US$1.00 of additional Indebtedness in accordance with paragraph (b) of "-- Limitation on Indebtedness" above (as if such Restricted Payment had been made as of the last day of the Four Quarter Period), or (iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the board of directors of the Company) exceeds or would exceed the sum of: (x) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company during the period (treating such period as a single accounting period) subsequent to the Issue Date and prior to the date of the making of such Restricted Payment; and
(y) 100% of the aggregate Net Equity Proceeds received by the Company from any Person (other than from a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date of Qualified Capital Stock of the Company (excluding (A) any Qualified Capital Stock of the Company paid as a dividend on any Capital Stock of the Company and (B) any Qualified Capital Stock of the Company with respect to which the purchase price thereof has been financed directly or indirectly using funds (i) borrowed from the Company or from any of its Subsidiaries, unless and until and to the extent such borrowing is repaid, or (ii) contributed, extended, guaranteed or advanced by the Company or by any of its Subsidiaries (including, without limitation, in respect of any employee stock ownership or benefit plan)).

     Notwithstanding the foregoing, these provisions do not prohibit: (1) the payment of any dividend or making of any distribution within 60 days after the date of its declaration if the dividend or distribution would have been permitted on the date of declaration; (2) the acquisition of Capital Stock of the Company or warrants, rights or options to acquire Capital Stock of the Company either (i) solely in exchange for shares of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company; and (3) the acquisition of any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes and the Exchange Notes either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (A) shares of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company or
(B) Refinancing Indebtedness; provided, however, that in the case of clauses (2) and (3) of this paragraph, no Default or Event of Default shall have occurred and be continuing at the time of such payment or as a result thereof. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date, amounts expended pursuant to clauses (1) and (2) shall, in each case, be included in such calculation.

     Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the Company's latest available internal quarterly financial statements.

     Limitation on Sale of Assets. Neither the Company nor any of its Restricted Subsidiaries will consummate any Asset Sale unless (i) such Asset Sale is for at least fair market value, (ii) at least 85% of the consideration therefrom received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents, and (iii) the Company or such Subsidiary shall apply the Net Cash Proceeds of such Asset Sale within 180 days of receipt thereof as follows:

          (a) to repay any Indebtedness secured by the assets involved in such Asset Sale together with a concomitant permanent reduction in the amount of such Indebtedness (including a permanent reduction in committed amounts therefor in the case of any revolving credit facility so repaid); and

          (b) with respect to any Net Cash Proceeds remaining after application pursuant to the preceding paragraph (a) (the "Available Proceeds Amount"), the Company shall make an offer to purchase (the "Asset Sale Offer") from all holders of Notes and Exchange Notes up to a maximum principal amount (expressed as an integral multiple of US$1,000) of Notes and Exchange Notes equal to the Available Proceeds Amount at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, that the Company will not be required to apply pursuant to this paragraph (b) Net Cash Proceeds received from any Asset Sale if, and only to the extent that, such Net Cash Proceeds are (i) applied to or invested in Mining Related Assets, within 180 days of such Asset Sale or (ii) applied on or prior to the date of such Asset Sale, to the purchase, redemption, payment or other permanent reduction of then outstanding Senior Indebtedness. If at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash, then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this "Limitation on Sale of Assets" covenant. The Company may defer the Asset Sale Offer until there is an aggregate unutilized Available Proceeds Amount equal to or in excess of US$10 million resulting from one or more Asset Sales (at which time, the entire unutilized Available Proceeds Amount, and not just the amount in excess of US$10 million, shall be applied as required pursuant to this paragraph).

     In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "-- Mergers, Consolidations and Sale of Assets," the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

     Notice of an Asset Sale Offer will be mailed to the holders of Exchange Notes as shown on the register of such holders not less than 30 days nor more than 60 days before the payment date for the Asset Sale Offer, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Asset Sale Offer, such holders may elect to tender their Exchange Notes in whole or in part in integral multiples of US$1,000 principal amount at maturity in exchange for cash. To the extent holders thereof properly tender Exchange Notes and Notes in an amount exceeding the Available Proceeds Amount, Exchange Notes and Notes of such tendering holders will be repurchased on a pro rata basis (based on the aggregate amount tendered). An Asset Sale Offer shall remain open for a period of 20 Business Days or such longer periods as may be required by law.

     Notwithstanding the foregoing, the Company shall not be obligated to purchase Notes or Exchange Notes pursuant to an Asset Sale Offer on or prior to the fifth anniversary of the Issue Date to the extent that such purchase would result in the aggregate of the principal amount of Exchange Notes and Notes purchased pursuant thereto or prior thereto being in excess of 25% of the principal amount of Notes originally issued; provided, however, that to the extent that the Available Proceeds Amount is not required to be applied to purchase Exchange Notes or Notes pursuant to an Asset Sale Offer, the Company shall apply such proceeds to make an Asset Sale Offer immediately after the fifth anniversary of the Issue Date. The Company has no present intention to trigger an Asset Sale Offer on or prior to the fifth anniversary of the Issue Date which would result in a purchase of the aggregate of the principal amount of Exchange Notes and Notes purchased pursuant thereto or prior thereto being in excess of 25% of the principal amount of Notes originally issued.

     If an offer is made to repurchase the Exchange Notes or Notes pursuant to an Asset Sale Offer, the Company will and will cause its Subsidiaries to comply with all tender offer rules under state and federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer.

     Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Indenture provides that neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, create or otherwise cause or permit or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock; (b) make loans or advances or pay any Indebtedness or other obligation owed to the Company or to any Restricted Subsidiary of the Company; or (c) transfer any of its property or assets to the Company or to any Restricted Subsidiary of the Company (each such encumbrance or restriction in clause (a), (b), or (c) a "Payment Restriction"), except for such encumbrances or restrictions existing under or by reason of: (1) applicable law;
(2) the Indenture; (3) customary non-assignment provisions of any lease governing a leasehold interest of any Restricted Subsidiary of the Company; (4) any instrument governing Acquired Indebtedness Incurred in accordance with paragraph (b) of the covenant "-- Limitation on Indebtedness," provided that such encumbrance or restriction is not, and will not be, applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or asset of the Person, becoming a Restricted Subsidiary of the Company; (5) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date; (6) restrictions imposed by Liens granted pursuant to clauses (v) and (vii) - (ix) of the definition of Permitted Liens solely to the extent such Liens encumber the transfer or other disposition of the assets subject to such Liens; (7) any restriction or encumbrance contained in contracts for the sale of assets to be consummated in accordance with the Indenture solely in respect of the assets to be sold pursuant to such contract; or (8) any encumbrance or restriction contained in Refinancing Indebtedness Incurred to Refinance the Indebtedness issued, assumed or Incurred pursuant to an agreement referred to in clause (2), (4) or (5) above; provided that the provisions relating to such encumbrance or restriction contained in any such Refinancing Indebtedness are no less favorable to the Company or to the holders of Exchange Notes and Notes in any material respect in the reasonable and good faith judgment of the board of directors of the Company than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (4) or (5).

     Limitation on Preferred Stock of Restricted Subsidiaries. The Indenture provides that the Company will not cause or permit any of its Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or to a wholly owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a wholly owned Restricted Subsidiary of the Company) to own or hold any Preferred Stock of any Restricted Subsidiary of the Company or any Lien or security interest therein.

     Limitation on Liens. The Indenture provides that the Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist or remain in effect any Liens (other than Permitted Liens) upon any properties or assets of the Company or of any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or on any income or profits therefrom, or assign or otherwise convey any right to receive income or profits thereon; provided that in addition to creating Permitted Liens on its properties or assets, (i) the Company may create any Lien upon any of its properties or assets (including, but not limited to, any Capital Stock of its Subsidiaries) if the Notes and the Exchange Notes are equally and ratably secured thereby, and (ii) a Guarantor may create any Lien upon any of its properties or assets (including, but not limited to, any Capital Stock of its Subsidiaries) if its Subsidiary Guarantee is equally and ratably secured thereby; and provided, further, that if
(a) the Company creates any Lien on its assets to secure any Indebtedness of the Company subordinated to the Notes and the Exchange Notes, the Lien securing such Indebtedness shall be subordinated and junior to the Lien securing the Notes and the Exchange Notes with the same or lesser priorities as the subordinated Indebtedness shall have with respect to the Notes and the Exchange Notes, and (b) a Guarantor creates any Lien on its assets to secure any Indebtedness of such Guarantor subordinated to the Notes and the Exchange Notes, the Lien securing such subordinated Indebtedness shall be subordinated and junior to the Lien securing the Guarantee of such Guarantor with the same or lesser priorities as the subordinated Indebtedness shall have with respect to the Guarantee.

     Mergers, Consolidations and Sale of Assets. The Indenture provides that the Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Company's Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless: (i) either (1) the Company shall be the surviving or continuing corporation or (2) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company's Restricted Subsidiaries substantially as an entirety (the "Surviving Entity") (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia or Canada or any province thereof and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the Exchange Notes and the performance of every covenant of the Notes and the Exchange Notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness Incurred or anticipated to be Incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, (1) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction and (2) shall be able to Incur at least US$1.00 of additional Indebtedness pursuant to paragraph
(b) of " -- Limitation on Indebtedness"; provided that in determining the Consolidated Fixed Charge Coverage Ratio of the resulting, transferee or surviving Person, such ratio shall be calculated as if the transaction (including the Incurrence of any Indebtedness or Acquired Indebtedness) took place on the first day of the Four Quarter Period; (iii) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness Incurred or anticipated to be Incurred and any Lien granted in connection with or in respect of the transaction), no Default and no Event of Default shall have occurred or be continuing; and (iv) the Company or the Surviving Entity shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied, which Opinion of Counsel may rely, as to factual matters, upon an Officer's Certificate.

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

     Upon any such consolidation, merger, conveyance, lease or transfer in accordance with the foregoing, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor had been named as the Company therein, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) the predecessor corporation will be relieved of all further obligations and covenants under the Indenture, the Notes and the Exchange Notes.

     Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of " -- Limitation on Sale of Assets") will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantors unless: (i) the entity formed by or surviving any such consolidation or merger (if other than the Guarantor), or to which sale, lease, conveyance or other disposition shall have been made, is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia, or under the laws of Canada or any province thereof; (ii) such entity assumes by supplemental indenture all of the obligations of the Guarantor on the Guarantee; (iii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and (iv) immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (ii) of the first paragraph of this covenant. Any merger or consolidation of a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor that is a wholly owned Restricted Subsidiary of the Company need only comply with clause (iv) of the first paragraph of this covenant.

     Limitation on Transactions with Affiliates. The Indenture provides that neither the Company nor any Subsidiary of the Company will conduct any business or enter into any transaction or series of transactions with or for the benefit of any of their Affiliates (each an "Affiliate Transaction"), except in good faith and on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's-length basis from a Person not an Affiliate of the Company or such Subsidiary. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of US$5 million shall be approved by the board of directors of the Company, such approval to be evidenced by a Board Resolution stating that such board of directors has determined that such transaction complies with the foregoing provisions. If the Company or any Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than US$15 million, the Company or such Subsidiary shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee. Notwithstanding the foregoing, the restrictions set forth in this covenant shall not apply to customary directors' fees, indemnification and similar arrangements.

     Additional Subsidiary Guarantees. The Indenture provides that in the event that any Subsidiary, directly or indirectly, guarantees any Indebtedness of the Company other than the Notes or the Exchange Notes (the "Other Indebtedness") the Company shall cause such Subsidiary (an "Additional Guarantor") to concurrently guarantee (an "Additional Guarantee") the Company's Obligations under the Indenture, the Notes and the Exchange Notes to the same extent that such Subsidiary guaranteed the Company's Obligations under the Other Indebtedness (including waiver of subrogation, if any); provided that if such Other Indebtedness is (i) Senior Indebtedness, the Additional Guarantee shall be subordinated in right of payment to the guarantee of such Other Indebtedness on the same basis that the Notes and the Exchange Notes are subordinated to such Other Indebtedness, (ii) pari passu Indebtedness, the Additional Guarantee shall be pari passu in right of payment to the guarantee of such Other Indebtedness or
(iii) subordinated Indebtedness, the Additional Guarantee shall be senior in right of payment with respect to the guarantee of the Other Indebtedness, provided, however, that each Additional Guarantor will be automatically and unconditionally released and discharged from its obligations under such Additional Guarantee upon the release or discharge of the guarantee of the Other Indebtedness that resulted in the creation of such Additional Guarantee, except
(i) a discharge or release by, or as a result of, any payment under the guarantee of such Other Indebtedness by such Additional Guarantor or (ii) a discharge or release of an initial Guarantee.

     Limitation on Conduct of Business. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, engage in the conduct of any business other than the Mining Business on a basis congruent with the conduct of such business as conducted on the Issue Date.

     Senior Subordinated Indebtedness. The Company shall not incur or suffer to exist any Indebtedness that is senior in right of payment to the Exchange Notes and subordinate in right of payment to any other Indebtedness of the Company.

     Reports to Holders. The Company will file with the Commission all information, documents and reports required to be filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, whether or not the Company is then subject to such filing requirements. The Company will file with the Trustee, within 15 days after it files them with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Company files with the Commission pursuant to
Section 13 or 15(d) of the Exchange Act. Regardless of whether the Company is required to furnish such reports to its stockholders pursuant to the Exchange Act, the Company will cause its consolidated financial statements, comparable to that which would have been required to appear in annual or quarterly reports, to be delivered to the Trustee and the holders of the Exchange Notes. The Company will also make such reports available to prospective investors, securities analysts and broker-dealers upon their request. In addition, the Indenture requires that the Company provide on request to any holder of the Exchange Notes any information reasonably requested concerning the Company necessary to permit such holder to sell or transfer Exchange Notes in compliance with Rule 144A under the Securities Act.

EVENTS OF DEFAULT

     The following events are defined in the Indenture as "Events of Default":

          (i) the failure to pay interest on any Note or Exchange Note for a period of 30 days or more after such interest becomes due and payable; or

          (ii) the failure to pay the principal on any Note or Exchange Note, when such principal becomes due and payable, at maturity, upon redemption, pursuant to an Asset Sale Offer or a Change of Control Offer or otherwise; or

          (iii) (x) the failure of the Company or any Guarantor to comply with any of the terms or provisions described under "-- Certain Covenants -- Mergers, Consolidations and Sale of Assets" or (y) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default from the Trustee or from Holders of at least 25% in aggregate principal amount of outstanding Notes and Exchange Notes; or

          (iv) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or of any Restricted Subsidiary of the Company (or the payment of which is guaranteed by the Company or any Restricted Subsidiary of the Company) which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness after any applicable grace period provided in such Indebtedness on the date of such default (a "payment default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates US$10 million; or

          (v) one or more judgments in an aggregate amount in excess of US$10 million (which are not covered by third-party insurance as to which a financially sound insurer has not disclaimed coverage) being rendered against the Company or any of its Subsidiaries and such judgments remain undischarged, or unstayed or unsatisfied for a period of 60 days after such judgment or judgments become final and non-appealable; or

          (vi) certain events of bankruptcy, insolvency or reorganization affecting the Company or any of its Restricted Subsidiaries; or

          (vii) any of the Guarantees cease to be in full force and effect or any of the Guarantees are declared to be null and void and unenforceable or any of the Guarantees are found to be invalid or any of the Guarantors denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

     If an Event of Default (other than an Event of Default specified in clause
(vi) above with respect to the Company) occurs and is continuing, then and in every such case the Trustee or the holders of not less than 25% in aggregate principal amount of the then outstanding Notes and Exchange Notes may declare the unpaid principal of, premium, if any, and accrued and unpaid interest on, all the Notes and Exchange Notes then outstanding to be due and payable, by a notice in writing to the Company (and to the Trustee, if given by such holders) and upon such declaration such principal amount, premium, if any, and accrued and unpaid interest will become immediately due and payable. If an Event of Default with respect to the Company specified in clause (vi) above occurs, all unpaid principal of, and premium, if any, and accrued and unpaid interest on, the Notes and Exchange Notes then outstanding will ipso facto become due and payable without any declaration or other act on the part of the Trustee or any such holder.

     The holders of a majority in aggregate principal amount of the Notes and Exchange Notes then outstanding by notice to the Trustee may rescind an acceleration and its consequences if all existing Events of Default (other than the nonpayment of principal of and premium, if any, and interest on the Notes and Exchange Notes which has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

     The holders of a majority in aggregate principal amount of the Notes and Exchange Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a Default in the payment of the principal of or interest on any Notes or Exchange Notes or a Default in respect of any term or provision of the Notes or Exchange Notes or the Indenture that cannot be modified or amended without the consent of all holders.

     Holders of the Exchange Notes may not enforce the Indenture or the Exchange Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders of the Exchange Notes, unless such holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Notes and Exchange Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     Under the Indenture, the Company is required to provide an Officers' Certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

DEFEASANCE

     The Indenture provides that the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors discharged in accordance with the provisions set forth below with respect to the Exchange Notes then outstanding. Such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by such outstanding Exchange Notes and the Company and the Guarantors shall be deemed to have satisfied all their respective other obligations under the Exchange Notes, the Guarantees and the Indenture, except for (i) the rights of holders of such outstanding Exchange Notes to receive payments in respect of the principal of, premium, if any, and interest on such Exchange Notes when such payments are due,
(ii) the Company's and the Guarantors' respective obligations with respect to the Exchange Notes concerning issuing temporary Exchange Notes, registration of Exchange Notes, mutilated, destroyed, lost or stolen Exchange Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the respective obligations of the Company and the Guarantors released with respect to certain covenants in the Indenture ("covenant defeasance"), and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Exchange Notes. In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes and Exchange Notes, cash in U.S. dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on such outstanding Notes and Exchange Notes on the stated maturity of such principal and each installment of interest; (ii) in the case of defeasance, the Company shall have delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes and Exchange Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (iii) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel to the effect that the holders of the outstanding Notes and Exchange Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit; (v) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company is a party or by default under, the Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound; (vi) in the case of defeasance or covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel to the effect that, assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the deposit, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar law affecting creditors' rights generally and that such defeasance or covenant defeasance will not result in the Trustee or the trust arising from such deposit constituting an Investment Company as defined in the Investment Company Act of 1940, as amended; and (vii) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with.

MODIFICATION OF THE INDENTURE

     From time to time, the Company and the Trustee, without the consent of the holders of the Notes or Exchange Notes, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of such holders. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an Opinion of Counsel. Other modifications and amendments of the Indenture may be made with the consent of the holders of a majority in aggregate principal amount of the then outstanding Notes and Exchange Notes issued under the Indenture, except that, without the consent of each holder of Notes or Exchange Notes affected thereby, no amendment may, directly or indirectly: (i) reduce the amount of Notes or Exchange Notes whose Holders must consent to an amendment; (ii) reduce the rate of or change the time for payment of interest, including defaulted interest, on any Notes or Exchange Notes; (iii) reduce the principal of or change the fixed maturity of any Notes or Exchange Notes, or change the date on which any Notes or Exchange Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor; (iv) make any Notes or Exchange Notes payable in money other than that stated in such Notes or Exchange Notes; (v) make any change in provisions of the Indenture protecting the right of each holder of Notes or Exchange Notes to receive payment of principal of and interest on such Notes or Exchange Notes on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in aggregate principal amount of the Notes and Exchange Notes to waive Defaults or Events of Default; (vi) amend, modify or change the obligation of the Company to make or consummate a Change of Control Offer, an Asset Sale Offer or waive any default in the performance thereof or modify any of the provisions or definitions with respect to any such offers; (vii) adversely affect the ranking of the Notes, Exchange Notes or the corresponding Guarantees; or (viii) release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

GOVERNING LAW

     The Indenture provides that it and the Exchange Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person s own affairs.

     The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

     "Acquired Indebtedness" of any Person means Indebtedness of another Person and any of its Subsidiaries existing at the time such other Person becomes a Restricted Subsidiary of such Person or at the time it merges or consolidates with such Person or any of such Person's Restricted Subsidiaries or is assumed by such Person or any Restricted Subsidiary of such Person in connection with the acquisition of assets from such other Person and in each case not Incurred by such Person or any Restricted Subsidiary of such Person or such other Person in connection with, or in anticipation or contemplation of, such other Person becoming a Restricted Subsidiary of such Person or such acquisition, merger or consolidation, and which Indebtedness is without recourse to the Company or any of its Restricted Subsidiaries or to any of their respective properties or assets other than the Person or the assets to which such Indebtedness related prior to the time such Person becomes a Restricted Subsidiary of the Company or the time of such acquisition, merger or consolidation.

     "Adjusted Consolidated Net Tangible Assets" means the total amount of consolidated assets of the Company and its Restricted Subsidiaries (net of applicable depletion, depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with
GAAP), after deducting therefrom (i) all current liabilities of the Company and its Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, prepared in conformity with GAAP.

     "Affiliate" means, when used with reference to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct or cause the direction of management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

     "Affiliate Transaction" has the meaning set forth in "-- Certain Covenants -- Limitation on Transactions with Affiliates."

     "Asset Acquisition" means (i) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or shall be merged with or into the Company or any Restricted Subsidiary of the Company or (ii) the acquisition by the Company or any Restricted Subsidiary of the Company of assets of any Person comprising a division or line of business of such Person.

     "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease, assignment or other transfer for value by the Company or by any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than to the Company or to a direct or indirect wholly owned Restricted Subsidiary of the Company of (i) any Capital Stock of any Restricted Subsidiary of the Company or (ii) any other property or assets of the Company or of any Restricted Subsidiary of the Company, other than with respect to this clause (ii) any disposition of mineral products for value in the ordinary course of business.

     "Asset Sale Offer" has the meaning set forth in "-- Certain Covenants -- Limitation on Sale of Assets."

     "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the board of directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

     "Business Day" means any day other than a Saturday, Sunday or any other day on which banking institutions in the City of New York are required or authorized by law or other governmental action to be closed.

     "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

     "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP. The stated maturity of such obligations shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or Canadian Government or issued by any agency thereof and backed by the full faith and credit of the United States or Canada, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof or any province of Canada or any political subdivision of any such province or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody's; (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia or Canada or any province thereof or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than US$250 million; and (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above.

     "Change of Control" means the occurrence of one or more of the following events (whether or not approved by the board of directors of the Company): (i) the Company or any of its Restricted Subsidiaries, directly or indirectly, sells, assigns, conveys, transfers, leases or otherwise disposes of, in one transaction or a series of related transactions, all or substantially all of the property or assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis) to any Person or group of related Persons for purposes of
Section 13(d) of the Exchange Act other than the Company or a Person which is a Restricted Subsidiary (a "Group of Persons"); or (ii) the adoption of any plan of liquidation or dissolution of the Company; or (iii) any Person or Group of Persons is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 30% or more of the Voting Stock of the Company; or (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors. See "Risk Factors -- Change of Control."

     "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Event.

     "Commodity Agreement" of any Person means any option or futures contract or similar agreement or arrangement.

     "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

     "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of (i) Consolidated Net Income plus (ii) to the extent that any of the following shall have been taken into account in determining Consolidated Net Income, (A) all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or non-recurring gains or losses or taxes attributable to sales or dispositions of assets outside the ordinary course of business), Consolidated Interest Expense, amortization expense and depreciation expense, and (B) other non-cash items (other than non-cash interest) reducing Consolidated Net Income, other than any non-cash item which requires the accrual of or a reserve for cash charges for any future period and other than any non-cash charge constituting an extraordinary item of loss, less other non-cash items increasing Consolidated Net Income, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in conformity with GAAP.

     "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction or event giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the Incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any Incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the Incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, at any time subsequent to the first day of the Four Quarter Period and on or prior to the Transaction Date, as if such Incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period and (ii) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of any such Asset Acquisition) Incurring, assuming or otherwise being liable for Acquired Indebtedness at any time subsequent to the first day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the Incurrence, assumption or liability for any such Indebtedness or Acquired Indebtedness) and also including any Consolidated EBITDA associated with such Asset Acquisition) occurred on the first day of the Four Quarter Period; provided that the Consolidated EBITDA of any Person acquired shall be included only to the extent includable pursuant to the definition of "Consolidated Net Income." If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third person, the preceding sentence shall give effect to the Incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly Incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio," (1) interest on Indebtedness determined on a fluctuating basis as of the Transaction Date (including Indebtedness actually Incurred on the Transaction Date) and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and (2) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

     "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense (including amortization or write-off of deferred financing costs of such Person and its consolidated Restricted Subsidiaries during such period and any premium or penalty paid in connection with redeeming or retiring Indebtedness of such Person and its consolidated Restricted Subsidiaries prior to the stated maturity thereof pursuant to the agreements governing such Indebtedness) and (ii) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Common Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

     "Consolidated Interest Expense" means, with respect to any Person for any period, the aggregate of the interest expense (without deduction of interest income) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, as determined in accordance with GAAP, and including (a) all amortization of original issue discount; (b) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period; (c) net cash costs under all Interest Swap Obligations (including amortization of fees); (d) all capitalized interest; and (e) the interest portion of any deferred payment obligations for such period.

     "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (a) after-tax gains from Asset Sales or abandonments or reserves relating thereto, (b) after-tax items classified as extraordinary or non-recurring gains, (c) the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person, (d) the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise, (e) the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a wholly owned Restricted Subsidiary of the referent Person by such Person, (f) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date, (g) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued), and (h) in the case of a successor to the referent Person by consolidation or merger or as a

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

transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

     "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

     "Continuing Director" means, as of the date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the affirmative vote of a majority of the Continuing Directors who were members of such Board at the time of such election or nomination; provided, however, that in the event of a business combination involving the Company, by merger or consolidation or otherwise, from the time of effectiveness of such business combination until the next annual general meeting of the shareholders of the surviving entity, Continuing Directors shall only be directors of the Company not elected in anticipation of, or in connection with, any such transaction who are also directors of the surviving entity.

     "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

     "Designated Senior Debt" means Indebtedness constituting Senior Indebtedness which, at the time of designation, has an aggregate principal amount of at least US$25 million and is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by the Company.

     "Disqualified Capital Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Exchange Notes.

     "Events of Default" has the meaning set forth in "Events of Default."

     "Exchange Act" means the Securities Exchange Act of 1934, as amended or any successor statute or statutes thereto.

     "fair market value" or "fair value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between an informed and willing seller and an informed and willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the board of directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution delivered to the Trustee; provided, however, that if the aggregate non-cash consideration to be received by the Company or any of its Restricted Subsidiaries from any Asset Sale could be reasonably likely to exceed US$15 million the fair market value shall be determined by an Independent Financial Advisor.

     "Financial Advisor" means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the reasonable and good faith judgment of the board of directors of the Company, qualified to perform the task for which such firm has been engaged.

     "Foreign Exchange Obligations" means the obligations of any Person under any foreign currency future, option, swap or cap or other foreign currency hedge or arrangement.

     "Four Quarter Period" has the meaning set forth in the definition of "Consolidated Fixed Charge Coverage Ratio."

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

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

     "Gradation" means a gradation within a Rating Category, which shall be "+" and "-", in the case of S&P's current Rating Categories (e.g., a decline from BB+ to BB would constitute a decrease of one gradation); "1", "2" and "3", in the case of Moody's current Rating Categories (e.g., a decline from B1 to B2 would constitute a decrease of one gradation); or the equivalent in respect of successor Rating Categories of S&P or Moody's or Rating Categories used by Rating Agencies other than S&P and Moody's.

     "Guarantor" means (i) Kemess Mines Inc. and (ii) each of the Company's Subsidiaries that in the future executes a supplemental indenture in which such Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

     "Holder" or "Noteholder" means the Person in whose name a Note or Exchange Note is registered on the Registrar's books.

     "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the initial recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that (A) any Indebtedness assumed in connection with an acquisition of assets and any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) of the Company or at the time such Person is merged or consolidated with the Company or any Restricted Subsidiary of the Company shall be deemed to be Incurred at the time of the acquisition of such assets or by such Restricted Subsidiary at the time it becomes, or is merged or consolidated with, a Restricted Subsidiary of the Company or by the Company at the time of such merger or consolidation, as the case may be, and (B) any amendment, modification or waiver of any document pursuant to which Indebtedness was previously Incurred shall be deemed to be an Incurrence of Indebtedness unless such amendment, modification or waiver does not (i) increase the principal or premium thereof or interest rate thereon (including by way of original issue discount) or (ii) change to an earlier date the stated maturity thereof or the date of any scheduled or required principal payment thereon or the time or circumstances under which such Indebtedness shall be redeemed.

     "Indebtedness" means, with respect to any Person, any liability of such Person or such Person's Restricted Subsidiaries, without duplication, (i) for borrowed money, (ii) evidenced by bonds, debentures, notes or other similar instruments, (iii) for Capitalized Lease Obligations, (iv) issued or assumed as the deferred purchase price of property, all conditional sale obligations and under any title retention agreement (but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted), (v) for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) for all Indebtedness of others (including all dividends of other Persons for the payment of which is) guaranteed, directly or indirectly, by such Person or its Restricted Subsidiaries or that is otherwise its legal liability or which such Person or its Restricted Subsidiaries has agreed to purchase or repurchase or in respect of which such Person or its Restricted Subsidiaries has agreed contingently to supply or advance funds,
(vii) comprising net liabilities under Interest Swap Obligations and Commodity Agreements, (viii) for all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any asset or property (including, without limitation, leasehold interests and any other tangible or intangible property) of such Person or its Restricted Subsidiaries, whether or not such Indebtedness is assumed by such Person or its Restricted Subsidiaries or is not otherwise such Person's or its Restricted Subsidiaries' legal liability; provided that if the Obligations so secured have not been assumed by such Person or its Restricted Subsidiaries or are otherwise not such Person's or its Restricted Subsidiaries' legal liability, the amount of such Indebtedness for the purposes of this definition shall be limited to the lesser of the amount of such Indebtedness secured by such Lien or the fair market value of the assets or property securing such Lien, and (ix) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified

Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends if any. The amount of Indebtedness of any Person or its Restricted Subsidiaries at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the full amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.

     "Independent" means, when used with respect to any specified Person, such a Person who (a) is in fact independent, (b) does not have any direct financial interest or any material indirect financial interest in the Company or any of its Subsidiaries, or in any Affiliate of the Company or any of its Subsidiaries and (c) is not an officer, employee, promoter, underwriter, trustee, partner, director or person performing similar functions for the Company or any of its Subsidiaries. Whenever it is provided in the Indenture that any Independent Person's opinion or certificate shall be furnished to the Trustee, such Person shall be appointed by the Company and approved by the Trustee in the exercise of reasonable care, and such opinion or certificate shall state that the signer has read this definition and that the signer is Independent within the meaning thereof.

     "Interest Swap Obligations" means the obligations of any Person under any interest rate protection agreement, interest rate future, interest rate option, interest rate swap, interest rate cap or other interest rate hedge or arrangement.

     "Investment" by any Person means any direct or indirect (i) loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other property (valued at the fair market value thereof as of the date of transfer) to others or payments for property or services for the account or use of others, or otherwise); (ii) purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by any other Person; (iii) guarantee or assumption of any Indebtedness or any other obligation of any other Person (except for an assumption of Indebtedness for which the assuming Person receives consideration at the time of such assumption in the form of property or assets with a fair market value at least equal to the principal amount of the Indebtedness assumed); and (iv) all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP. The amount of any Investment shall not be adjusted for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, greater than 50% of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Subsidiary not sold or disposed of.

     "Issue Date" means the date of original issuance of the Notes.

     "Lien" means, with respect to any Person, any mortgage, pledge, lien, encumbrance, easement, restriction, covenant, right-of-way, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property of such Person, or a security interest of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option, right of first refusal or other similar agreement to sell, in each case securing obligations of such Person and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute or statutes) of any jurisdiction other than to reflect ownership by a third party of property leased to the referent Person or any of its Subsidiaries under a lease that is not in the nature of a conditional sale or title retention agreement).

     "Mining Business" means (i) the acquisition, exploration, development, operation and disposition of mineral interests, (ii) the gathering, marketing, treating, processing, storage, selling and transporting of any production from such interests and (iii) ancillary activities that are directly related to, and necessary in connection with, the activities described in clauses (i) and (ii) above.

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

     "Mining Related Assets Investment" means any Investment or capital expenditure (but not including additions to working capital or repayments of any revolving credit or working capital borrowings) by the Company or any Restricted Subsidiary of the Company which is related to the business of the Company and its Restricted Subsidiaries as it is conducted on the date of the Asset Sale giving rise to the Net Cash Proceeds to be reinvested.

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents (including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of (a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, brokerage, legal, accounting and investment banking fees and sales commissions), (b) taxes paid or payable ((1) including, without limitation, income taxes reasonably estimated to be actually payable as a result of any disposition of property within two years of the date of disposition and (2) after taking into account any reduction in tax liability due to available tax credits or deductions and any tax sharing arrangements) and
(c) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

     "Net Equity Proceeds" means (a) in the case of any sale by the Company of Qualified Capital Stock of the Company, the aggregate net cash proceeds received by the Company, after payment of expenses, commissions and the like (including, without limitation, brokerage, legal, accounting and investment banking fees and commissions) incurred in connection therewith, and (b) in the case of any exchange, exercise, conversion or surrender of any outstanding Indebtedness of the Company or any Restricted Subsidiary issued after the Issue Date for or into shares of Qualified Capital Stock of the Company, the amount of such Indebtedness (or, if such Indebtedness was issued at an amount less than the stated principal amount thereof, the accrued amount thereof as determined in accordance with GAAP) as reflected in the consolidated financial statements of the Company prepared in accordance with GAAP as of the most recent date next preceding the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder of such Indebtedness to the Company or to any wholly owned Restricted Subsidiary of the Company upon such exchange, exercise, conversion or surrender and less any and all payments made to the holders of such Indebtedness, and all other expenses incurred by the Company in connection therewith), in each case (a) and (b) to the extent consummated after the Issue Date.

     "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Officers' Certificate" means a certificate signed by two officers of the Company.

     "Opinion of Counsel" means a written opinion from legal counsel which and who are acceptable to the Trustee.

     "Paying Agent" shall initially be Mellon Securities Trust Co., a New York chartered trust company, until a successor paying agent for the Notes is selected in accordance with the Indenture.

     "payment default" has the meaning set forth in "Events of Default."

     "Permitted Investments" means (a) investments in cash and Cash Equivalents;
(b) Investments by the Company or by any Restricted Subsidiary of the Company in any Person (i) that is or will become immediately after such Investment a direct or indirect Restricted Subsidiary of the Company, or (ii) such that such Investment, when combined with all other outstanding Investments of the Company permitted pursuant to this clause (ii) would not exceed, in the aggregate, 5% of the Company's Adjusted Consolidated Net Tangible Assets; (c) any Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations in respect of the Notes and the Indenture; and (d) Investments made by the Company or by its Restricted Subsidiaries as a result of an Asset Sale made in compliance with the covenant described under "-- Certain Covenants -- Limitation on Sale of Assets".

     "Permitted Liens" means (i) Liens on assets or property of the Company that secure Senior Indebtedness of the Company and Liens on assets or property of a Restricted Subsidiary that secure Senior Indebtedness of such Restricted Subsidiary, in each case to the extent such Senior Indebtedness is permitted under paragraph (b) of the covenant described under "-- Certain Covenants -- Limitation on Indebtedness" or clause (vi) of the definition of Permitted Indebtedness; (ii) Liens securing Indebtedness permitted under clause (iv) of the definition of Permitted Indebtedness; (iii) Liens securing Indebtedness of a Person existing at the time that such Person is merged into or consolidated with the Company or a Restricted Subsidiary, provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of such Person; (iv) Liens on property acquired by the Company or a Restricted Subsidiary, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any other property; (v) Liens relating to royalty payments to be made by the Company to the British Columbia provincial government in respect of copper extracted and processed from the Kemess South property; (vi) Liens in respect of Interest Swap Obligations, Commodity Agreements, Capitalized Lease Obligations or Purchase Money Obligations, in each case permitted under the Indenture; (vii) Liens in favor of the Company or any Restricted Wholly Owned Subsidiary; (viii) Liens incurred, or pledges and deposits in connection with, workers' compensation, unemployment insurance and other social security benefits, and leases, appeal bonds and other obligations of like nature incurred by the Company or any Restricted Subsidiary in the ordinary course of business;
(ix) Liens imposed by law, including, without limitation, mechanics', carriers', warehousemen's, materialmen's, suppliers' and vendors' Liens, incurred by the Company or any Restricted Subsidiary in the ordinary course of business; and (x) Liens for ad valorem, income or property taxes or assessments and similar charges which either are not delinquent or are being contested in good faith by appropriate proceedings for which the Company has set aside on its books reserves to the extent required by GAAP.

     "Person" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

     "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

     "Public Equity Offering" means a public offering of Common Stock of the Company resulting in net proceeds to the Company in excess of US$20 million.

     "Purchase Money Obligations" means Indebtedness of the Company and its Restricted Subsidiaries incurred in connection with the purchase of property or assets of the business of the Company; provided that any Lien so created in connection with such incurrence is limited solely to the property or assets so purchased.

     "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

     "Rating Agencies" mean (i) S&P and (ii) Moody's or (iii) if S&P or Moody's or both of them are not making publicly available ratings of the Notes, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by the Company, which will be substituted for S&P or Moody's or both, as the case may be.

     "Rating Category" means (i) with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody's, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and
(iii) the equivalent of any such categories of S&P or Moody's used by another Rating Agency, if applicable.

     "Rating Event" means that at any time within 90 days (which period shall be extended so long as the rating of the Notes or the Exchange Notes is under publicly announced consideration for possible downgrade or for review without indication of direction by any Rating Agency) after the earlier of the date of public notice of a Change of Control or of the intention of the Company or of any Person to effect a Change of Control, the rating of the Notes is decreased by any Rating Agency by one or more Gradations.

     "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

     "Refinancing Indebtedness" means any Refinancing by the Company of Indebtedness Incurred in accordance with "-- Certain Covenants -- Limitation on Indebtedness" (other than pursuant to clause (iv), (v), (vi), (vii) or (viii) of the definition of Permitted Indebtedness), in each case that does not (1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing) or (2) create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company, and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes and the Exchange Notes, then such Refinancing Indebtedness shall be subordinate to the Notes and the Exchange Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

     "Registrar" shall initially mean the Trustee, as the registration agent for the Exchange Notes, until a successor registrar for the Exchange Notes is appointed in accordance with the Indenture.

     "Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

     "S&P" means Standard & Poor's Corporation and its successors.

     "Senior Indebtedness" means any Indebtedness of the Company (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law), whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Exchange Notes. Notwithstanding the foregoing, Senior Indebtedness shall not include (i) any Indebtedness of the Company to a Subsidiary of the Company, (ii) Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of the Company or any Subsidiary (including, without limitation, amounts owed for compensation), (iii) Indebtedness and other amounts incurred in connection with obtaining goods, materials or services owing to trade creditors, (iv) Disqualified Capital Stock, (v) any liability for federal, state, local or other taxes owed or owing by the Company, (vi) Indebtedness incurred in violation of the covenant described in "-- Certain Covenants -- Limitation on Indebtedness" and (vii) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Company.

     "Subsidiary", with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

     "Unrestricted Subsidiary" means any Subsidiary of the Company designated as an Unrestricted Subsidiary by the Board of Directors of the Company; provided, however, that (i) the Subsidiary to be so designated (x) (I) has total assets with a fair market value at the time of such designation of US$1,000 or less or
(II) is being so designated prior to the acquisition by the Company of such Subsidiary by merger or consolidation with an Unrestricted Subsidiary, and (y) does not own any Capital Stock of the Company or any Restricted Subsidiary, (ii) if such Subsidiary is acquired by the Company, such Subsidiary is designated as an Unrestricted Subsidiary prior to the consummation of such acquisition, (iii) no Default or Event of Default shall have occurred and be continuing, (iv) no portion of any Indebtedness or any other obligation (contingent or otherwise) of such Subsidiary (a) is guaranteed by, or is otherwise the subject of credit support provided by the Company or any of its Restricted Subsidiaries, (b) is recourse to or obligates the Company or any of its Restricted Subsidiaries in any way, or (c) subjects any property or asset of the Company or any of its Restricted Subsidiaries directly or indirectly, contingently or otherwise, to the satisfaction of such Indebtedness or other obligation, (v) neither the Company nor any of its Restricted Subsidiaries has any contract, agreement, arrangement or understanding with such Subsidiary other than on terms as favorable to the Company or such Restricted Subsidiary as those that might be obtained at the time from Persons that are not Affiliates of the Company, and (vi) neither the Company nor any of its Restricted Subsidiaries has any obligations (a) to subscribe for additional shares of Capital Stock of such Subsidiary, or (b) to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Company's Board of Directors shall be evidenced to the Trustee by filing with the trustee a certified certificate stating that such designation complies with the foregoing conditions. The Company's Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing, including, without limitation, under the covenants described under "-- Certain Covenants -- Limitation on Indebtedness" and "-- Certain Covenants -- Limitation on Liens," assuming the incurrence by the Company and its Restricted Subsidiaries at the time of such designation of all existing Indebtedness and Liens of the Unrestricted Subsidiary to be so designated as a Restricted Subsidiary. In the event of any Disposition involving the Company in which the Company is not the Surviving Person, the Board of Directors of the Surviving Person may (x) prior to such Disposition, designate any of its Subsidiaries, and any of the Company's Subsidiaries being acquired pursuant to such Disposition that are not Restricted Subsidiaries, as Unrestricted Subsidiaries, and (y) after such Disposition, designate any of its direct or indirect Subsidiaries as an Unrestricted Subsidiary under the same conditions and in the same manner as the Company under the terms of the Indenture.


     "Voting Stock" means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.


     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the total of the product obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

     "wholly owned Subsidiary" of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than directors' qualifying shares or similar legally required de minimis holdings) which normally have the right to vote in the election of directors are owned by such Person or any wholly owned Subsidiary of such Person.

     "Working Capital Facility" means the existing working capital facility provided to the Company pursuant to a credit agreement between BNS and the Company dated February 15, 1996, and any agreement, as the same may be amended from time to time, and any agreement evidencing the refinancing, modification, replacement, renewal, restatement, refunding, deferral, extension, substitution, supplement, reissuance or resale thereof.

                              DESCRIPTION OF NOTES

     The Notes evidence the same indebtedness as that which will be evidenced by the Exchange Notes and are entitled to the benefits of the Indenture. The form and terms of the Notes are the same as the form and terms of the Exchange Notes (which replace the Notes) except that none of the Notes (or the related guarantees) was registered under the Securities Act. Therefore, the Notes may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, the Notes bear legends restricting the transfer thereof. In addition, with certain exceptions, the Notes may not be sold or transferred to, or acquired on behalf of, any pension or welfare plan (as described in Section 3 of the Employee Retirement Income Security Act of 1974). For a description of the terms of the Exchange Notes, see "Description of Exchange Notes."

                     EXCHANGE OFFER AND REGISTRATION RIGHTS

     The Company, the Guarantor and the Initial Purchasers entered into the Registration Rights Agreement on August 12, 1996 pursuant to which each of the Company and the Guarantor agreed, for the benefit of the Holders, that it would, at its own cost (i) within 45 days after the Issue Date (September 26, 1996), file a registration statement under the Securities Act with the Commission with respect to the Exchange Notes (which obligation has been satisfied by the filing of the Registration Statement of which this Prospectus is a part) and (ii) use its best efforts to cause such registration statement to be declared effective under the Securities Act within 120 days after the Issue Date (December 10,
1996). Upon the Registration Statement being declared effective, the Company and the Guarantor will offer the Exchange Notes (and the related guarantees) in exchange for surrender of the Notes and the related guarantees. The Company and the Guarantor will keep the Exchange Offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the Holders of the Notes. For each of the Notes surrendered pursuant to the Exchange Offer, the Holder who has surrendered such Note will receive an Exchange Note having a principal amount equal to that of the surrendered Note and a related guarantee. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Note surrendered in exchange therefor or, if no interest has been paid on such Note, from the original issue date of the Note. Under existing Commission interpretations, the Exchange Notes (and the related guarantees) would be freely transferable by Holders thereof, other than affiliates of the Company and the Guarantor, after the Exchange Offer, without further registration under the Securities Act, if the Holder of the Exchange Notes represents that it is acquiring the Exchange Notes in the ordinary course of business, that it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and that it is not an affiliate of any of the Company and the Guarantor, as such terms are interpreted by the Commission; provided that broker-dealers ("Participating Broker-Dealers") receiving Exchange Notes in the Exchange Offer will have a prospectus delivery requirement with respect to resales of such Exchange Notes. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Notes) with the prospectus contained in the Registration Statement. The Company and the Guarantor have agreed for a period of 180 days after consummation of the Exchange Offer (or such longer period as may be required under the Securities Act) to make available a prospectus meeting requirements of the Securities Act to Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of such Exchange Notes.

     Each Holder who wishes to exchange its Notes for Exchange Notes in the Exchange Offer will be required to represent that any Exchange Notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes and that it is not an affiliate of any of the Company or the Guarantor.

     If the Holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the applicable Exchange Notes. If the Holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

     In the event that applicable interpretations of the staff of the Commission do not permit the Company and the Guarantor to effect such an Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 180 days after the original issue date of the Notes (February 8, 1997), or, under certain circumstances, if the Initial Purchasers shall so request, each of the Company and the Guarantor, jointly and severally, will, at its cost, (a) as promptly as practicable, file a shelf registration statement covering resales of the Notes (a "Shelf Registration Statement"), (b) use its best efforts to cause such Shelf Registration Statement to be declared effective under the Securities Act and (c) use its best efforts to keep effective such Shelf Registration Statement until the earlier of three years after the Issue Date and such time as all of the applicable Notes have been sold thereunder. The Company will, in the event of the filing of a Shelf Registration Statement, provide to each Holder of the Notes copies of the prospectus which is a part of such Shelf Registration Statement, notify each such Holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Notes (and the related guarantees). A Holder that sells its Notes pursuant to a Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such Holder (including certain indemnification obligations).

     Although the Company and the Guarantor have filed the registration statement described above, there can be no assurance that such registration statement will become effective. If the Company and the Guarantor fail to comply with the above provisions or if such registration statement fails to become effective, then the Company shall pay, as liquidated damages, additional interest ("Liquidated Damages"), to the Holders of the Notes as follows:

          (i) if the Registration Statement or Shelf Registration Statement is not filed within 45 days following the Issue Date (which requirement has been satisfied by the filing with the Commission of the Registration Statement of which this Prospectus is a part), Liquidated Damages shall accrue at a rate of 0.50% per annum of the principal amount of the Notes for the first 90 days commencing on the 46th day after the Issue Date, such Liquidated Damages rate increasing by an additional 0.50% per annum of the principal amount of the Notes at the beginning of each subsequent 90-day period;

          (ii) if the Registration Statement or Shelf Registration Statement is not declared effective within 120 days following the Issue Date, then, commencing on the 121st day after the Issue Date, Liquidated Damages shall accrue at a rate of 0.50% per annum of the principal amount of the Notes for the first 90 days immediately following the 121st day after the Issue Date, such Liquidated Damages rate increasing by an additional 0.50% per annum of the principal amount of the Notes at the beginning of each subsequent 90-day period; or

          (iii) if (A) the Company and the Guarantor have not exchanged Notes validly tendered in accordance with the terms of the Exchange Offer on or prior to 180 days after the Issue Date or (B) if applicable, the Shelf Registration Statement has been declared effective and such Shelf Registration Statement ceases to be effective at any time prior to the time prior to the third anniversary of the Issue Date (unless all the Notes have been sold thereunder), then Liquidated Damages shall accrue at a rate of 0.50% per annum of the principal amount of the Notes for the first 90 days commencing on (x) the 181st day after the Issue Date, in the case of (A) above, or (y) the day such Shelf Registration Statement ceases to be effective in the case of (B) above, such Liquidated Damages rate increasing by an additional 0.50% per annum of the principal amount of the Notes at the beginning of each subsequent 90-day period;

provided, however, that the Liquidated Damages rate may not exceed in the aggregate 2.0% per annum of the principal amount of the Notes; and provided, further, that (1) upon the filing of the Registration Statement or Shelf Registration Statement (in the case of clause (i) above), (2) upon the effectiveness of the Registration Statement or Shelf Registration Statement (in the case of (ii) above), or (3) upon the exchange of Notes for all Notes tendered (in the case of clause (iii)(A) above), or upon the effectiveness of the Shelf Registration Statement which had ceased to remain effective (in the case of clause (iii)(B) above), Liquidated Damages as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

     Any amounts of Liquidated Damages due pursuant to clauses (i), (ii) or
(iii) above will be payable in cash, on the same original interest payment dates as the Notes. The amount of Liquidated Damages will be determined by multiplying the applicable Liquidated Damages rate by the principal amount of the Notes multiplied by a fraction, the numerator of which is the number of days such Liquidated Damages rate was applicable during such period (determined on the basis of a 360-day year comprised of 12 30-day months), and the denominator of which is 360.

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, all the provisions of the Registration Rights Agreement, a copy of which will be available upon request to the Company.

                       CERTAIN INCOME TAX CONSIDERATIONS

     THE DISCUSSION BELOW IS INTENDED TO BE A GENERAL DESCRIPTION OF THE CANADIAN AND UNITED STATES TAX CONSIDERATIONS MATERIAL TO AN INVESTMENT IN THE EXCHANGE NOTES AND THE NOTES. IT DOES NOT TAKE INTO ACCOUNT THE INDIVIDUAL CIRCUMSTANCES OF ANY PARTICULAR INVESTOR. THEREFORE, PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE EXCHANGE NOTES.

     FOR INFORMATION WITH RESPECT TO THE TAX CONSEQUENCES OF THE EXCHANGE OFFER, SEE "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER."

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the principal Canadian federal income tax considerations generally applicable to a person (a "United States holder") who becomes a beneficial owner of Exchange Notes pursuant to this Exchange Offer (or who acquired Notes in the Offering) and who, for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and at all relevant times, is not resident in Canada, deals at arm's length with the Company and does not use or hold (and is not deemed or considered to use or hold) the Notes or Exchange Notes in carrying on a business in Canada. Special rules which are not discussed in this summary, may apply to a United States holder that is an insurer that carries on an insurance business in Canada and elsewhere. For purposes of the Canadian Tax Act, related persons (as therein defined) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length.

     This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder (the "Canadian Regulations") in force on the date hereof, all specific proposals to amend the Canadian Tax Act and the Canadian Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the published administrative practices of Revenue Canada, Customs, Excise & Taxation ("Revenue Canada"). This summary does not take into account or anticipate any other changes in law or administrative practice, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

     Under the Canadian Tax Act, payments by the Company to a United States holder of interest, principal or premium, if any, on the Notes should not be subject to Canadian withholding tax. Under the Canadian Tax Act, payments by the Company to a United States holder of interest, principal or premium, if any, on the Exchange Notes will not be subject to Canadian withholding tax.

     No other taxes on income (including taxable capital gains) will be payable by a United States holder solely as a consequence of the ownership, acquisition or disposition of the Exchange Notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of the Notes or the Exchange Notes by a United States Holder (as defined below). This summary deals only with United States Holders that will hold the Notes or the Exchange Notes as capital assets. The discussion does not cover all aspects of federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of the Notes or the Exchange Notes by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the Notes or the Exchange Notes as part of straddles, hedging transactions or conversion transactions for federal tax purposes or investors whose functional currency is not the United States Dollars).

     As used herein, the term "United States Holder" means a beneficial owner of the Notes or the Exchange Notes that is (i) a citizen or resident of the United States for United States federal income tax purposes, (ii) a corporation created or organized under the laws of the United States or any State thereof, (iii) a person or entity that is otherwise subject to United States federal income tax on a net income basis in respect of income derived from the Notes or the Exchange Notes, or (iv) a partnership to the extent the interest therein is owned by a person who is described in clause (i), (ii) or (iii) of this paragraph.

     The following discussion assumes that the payment of Additional Amounts or Liquidated Damages are remote contingencies, which the Company believes to be the case. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

INTEREST

     Interest (including any Additional Amounts and any Liquidated Damages) paid on a Note or an Exchange Note will be taxable to a United States Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes. Interest paid by the Company on the Notes or the Exchange Notes generally will constitute income from sources outside the United States. Prospective investors should consult their tax advisers concerning the applicability of the source of income rules to income attributable to the Notes or the Exchange Notes.

ACQUISITION PREMIUM

     If a United States Holder acquires an Exchange Note or has acquired a Note, in each case, for an amount more than its redemption price, the Holder may elect to amortize such bond premium on a yield to maturity basis.

EFFECT OF CANADIAN WITHHOLDING TAXES

     For United States federal income tax purposes, if payments on the Notes or the Exchange Notes were subject to Canadian withholding taxes, United States Holders will be treated as having actually received the amount of Canadian taxes withheld by the Company with respect to a Note or an Exchange Note, as the case may be, and then having paid over such withheld taxes to the Canadian taxing authorities. Such treatment will be required regardless of whether the Company is required to pay Additional Amounts so that the amount of Canadian withholding taxes does not reduce the net amount actually received by the holder of such Note or Exchange Note. As a result of this rule, the amount of interest income included in gross income for United States federal income tax purposes by a United States Holder with respect to a payment of interest may be greater than the amount of cash actually received (or receivable) by the United States Holder from the Company with respect to such payment.

     Subject to certain limitations, a United States Holder will generally be entitled to a credit against the United States federal income tax liability, or a deduction in computing its United States federal taxable income, for Canadian income taxes withheld by the Company (which, as described above, will include Additional Amounts paid by the Company with respect to such taxes). Prospective participants should consult their tax advisors as to the United States federal income tax consequences of Canadian withholding taxes and the availability of a foreign tax credit or deduction.

PURCHASE, SALE, EXCHANGE, RETIREMENT AND REDEMPTION OF THE EXCHANGE NOTES

     In general, a United States Holder's tax basis in an Exchange Note will equal the price paid for the Note for which such Exchange Note was exchanged pursuant to the Exchange Offer. A United States Holder generally will recognize gain or loss on the sale, exchange, retirement, redemption or other disposition of a Note or an Exchange Note (or portion therof) equal to the difference between the amount realized on such disposition and the United States Holder's tax basis in the Note or the Exchange Note (or portion thereof). Except to the extent attributable to accrued but unpaid interest, gain or loss recognized on such disposition of a Note or an Exchange Note will be capital gain or loss and will be longterm capital gain or loss if such Note or Exchange Note was held for more than one year. Any such gain will generally be United States source gain.

     A purchase of an Exchange Note or Note in a subsequent resale may be affected by the market discount provisions of the Code. These rules generally provide that subject to a statutorily defined de minimis exception, if a United States Holder purchases an Exchange Note (or purchased a Note) at a "market discount," as defined below, and thereafter recognizes gain upon a disposition of the Exchange Note (including dispositions by gift or redemption), the lesser of such gain (or appreciation, in the case of gift) or the portion of the market discount that has accrued ("accrued market discount") while the Exchange Note (and its predecessor Note, if any) was held by such United States Holder will be treated as ordinary interest income at the time of disposition rather than as capital gain. For an Exchange Note or a Note, "market discount" is the excess of the stated redemption price at maturity over the tax basis immediately after its acquisition by a United States Holder. Market discount generally will accrue ratably during the period from the date of acquisition to the maturity date of the Exchange Note, unless the United States Holder elects to accrue such discount on the basis of the constant yield method.

     In lieu of including the accrued market discount in income at the time of disposition, a United States Holder of an Exchange Note acquired at a market discount (or acquired in exchange for a Note acquired at a market discount) may elect to include the accrued market discount in income currently either ratably or using the constant yield method. Once made, such an election applies to all other obligations that the United States Holder purchases at a market discount during the taxable year for which the election is made and in all subsequent taxable years of the United States Holder, unless the Internal Revenue Service consents to a revocation of the election. If an election is made to include accrued market discount in income currently, the basis of an Exchange Note in the hands of the United States Holder will be increased by the accrued market discount thereon as it is includible in income.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Payments of interest (including any Additional Amounts and any Liquidated Damages) and principal on, and the proceeds of sale or other disposition of the Notes or the Exchange Notes payable to a United States Holder may be subject to information reporting requirements, and backup withholding at a rate of 31% will apply to such payments if the United States Holder fails to provide an accurate taxpayer identification number or to report all interest and dividends required to be shown on its federal income tax returns. Certain United States Holders (including, among others, corporations) are not subject to backup withholding. United States Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

                         BOOK-ENTRY; DELIVERY AND FORM

     The Exchange Notes issued in exchange for the Notes (and the related guarantees) initially will be represented by a single permanent global certificate in definitive, fully registered form (the "Global Exchange Note"). Notwithstanding the foregoing, Notes held in certificated form, if any, will be exchanged solely for Exchange Notes in certificated form. As of the date of this Prospectus, no Notes were held in certificated form. The Global Exchange Note will be deposited upon issuance with, or on behalf of, the Depository Trust Company, New York, New York and registered in the name of a nominee of DTC. The Global Exchange Note will be subject to certain restrictions on transfer set forth therein.

     The Global Exchange Note. The Company expects that pursuant to procedures established by DTC (i) upon the issuance of the Global Exchange Note, DTC or its custodian will credit, on its internal system, the principal amount of Exchange Notes of the individual beneficial interests represented by such Global Exchange Note to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Exchange Note will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).


     So long as DTC, or its nominee, is the registered owner or holder of the Exchange Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such Global Exchange Note for all purposes under the Indenture. No beneficial owner of an interest in the Global Exchange Note will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the Exchange Notes.

     Payments of the principal of, premium, if any, interest, Additional Amounts and Liquidated Damages, if any, on the Global Exchange Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Exchange Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest, Additional Amounts or Liquidated Damages, if any, in respect of the Global Exchange Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Exchange Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Exchange Note held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery in definitive form of a Security for any reason, including to sell Exchange Notes to persons in states which require physical delivery of the Exchange Notes, or to pledge such securities, such holder must transfer its interest in the Global Exchange Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Exchange Notes (including the presentation of Exchange Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Exchange Note are credited and only in respect of such portion of the aggregate principal amount of Exchange Notes as to which such participant has or participants have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Exchange Note for Certificated Securities, which it will distribute to its participants.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Exchange Notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     Certificated Securities. If DTC is at any time unwilling or unable to continue as a depositary for the Global Exchange Note and a successor depositary is not appointed by the Company within 90 days, certificated securities will be issued in exchange for the Global Exchange Note.

                              PLAN OF DISTRIBUTION


     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Prospectus, as it may be amended or supplemented from time to time, may be used by any person subject to the prospectus delivery requirements of the Securities Act, including a broker-dealer in connection with resales of Exchange Notes received in exchange for Notes where such Notes were acquired as a result of market-making activities or other trading activities. The Company and the Guarantor have agreed that, for a period of 180 days after the Expiration Date, they will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until January 6, 1997 (90 days after commencement of the Exchange Offer), all dealers effecting transactions in the Exchange Notes may be required to deliver a Prospectus.


     Neither the Company nor the Guarantor will receive any proceeds from any sales of the Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells the Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date, the Company or the Guarantor will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company and the Guarantor have agreed to pay certain expenses incident to the Exchange Offer, other than commission or concessions of any brokers or dealers, and will indemnify the holders of the Exchange Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

     By acceptance of this Exchange Offer, each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer agrees that, upon receipt of notice from the Company or the Guarantor of the happening of any event which makes any statement in the Prospectus untrue in any material respect or which requires the making of any changes in the Prospectus in order to make the statements therein not misleading (which notice the Company and the Guarantor agree to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the Prospectus until the Company or the Guarantor have amended or supplemented the Prospectus to correct such misstatement or omission and have furnished copies of the amended or supplemental Prospectus to such broker-dealer.

                           VALIDITY OF EXCHANGE NOTES

     Certain legal matters relating to validity of the Exchange Notes will be passed upon for the Company by Lang Michener, Toronto, Ontario with respect to matters of Canadian law and by Wachtell, Lipton, Rosen & Katz, New York, New York with respect to matters of United States law. William J.V. Sheridan, a director and the Secretary of the Company, is a partner of Lang Michener.

                                    EXPERTS

     The financial statements for each of the three fiscal years in the period ended December 31, 1995 included in this Prospectus have been audited by Arthur Andersen & Co., independent chartered accountants, as stated in their report herein with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving such report.

                        GLOSSARY OF CERTAIN MINING TERMS

ASSAY -- The testing of a rock sample to determine its mineral content.

CASH COST PER OUNCE -- Includes all site operating expenses but excludes capital and exploration expenditures, depreciation, post-closure restoration accruals, finance and corporate administrative expenses; divided by units produced. Cash costs has the same meaning, except not on a unit production basis.

CHALCOPYRITE -- A sulphide mineral of copper and iron, a common ore of copper.

CIP -- Carbon-in-pulp.

CONCENTRATE -- A fine powdery product containing the valuable metal from which most of the waste material in the ore has been eliminated and discarded.

CONTAINED OUNCES -- Reserves are estimated to encompass a stated number of ounces of gold in place. The number of ounces ultimately recovered and available depends upon mining efficiency and processing efficiency.

CONTANGO -- Contango on gold is the positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate and is the difference between inter-bank deposit rates and gold lending rates.

CYANIDATION -- A method of extracting gold or silver by dissolving it in a weak solution of sodium or potassium cyanide.

DECLINE -- A sloping underground opening for machine access from level to level or from surface; also called a "ramp."

DILUTION -- The effect of waste or low grade ore being included and removed along with the ore in the mining process, subsequently lowering the grade of the ore.

DORE -- Unrefined gold consisting of 60% to 90% gold which will be further refined to almost pure gold by a smelter or refinery.

DRILLING --

     Blasthole: Drilling holes deep into rock to place an explosive charge that breaks up the rock.

     Diamond: Drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mine exploration.

DYKE -- A tabular intrusive igneous rock that cuts across or along pre-existing country rock.

EN ECHELON -- Refers to geological features that are in an overlapping or staggered arrangement and collectively form a linear zone.

FELDSPAR -- A group of abundant rock-forming minerals of the general formula, M
     Al (Al, Si3) where M can be K, Na, Ca, Ba or Fe. Feldspars are the most widespread of any mineral group and constitute 60% of the earth's crust.

FLOTATION -- A milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink so that the valuable minerals are concentrated and separated from the worthless gangue.

FLUID BED ROASTER -- The use of a rising current of hot air (or other gas) to suspend finely ground particles of concentrate. The hot gases react with the material to oxidize sulphide mineralization.

FOOTWALL -- The mass of rock beneath a geological structure (ore body, fault, etc.).

FORWARD SELLING -- An agreement to sell a certain quantity of future production at a set future date at a predetermined price.

GANGUE -- Valueless rock or mineral aggregates in an ore that cannot be avoided in mining.

GRADE -- The amount of valuable mineral in each ton of ore, expressed as troy ounces per ton for precious metals and as a percentage for other metals.

     Cut-off grade: The minimum content level at which an ore body can be economically mined.

HEAP LEACHING -- A low-cost process in which ore is placed in a large heap on an impermeable pad. A weak cyanide solution is sprinkled or dripped over the heap and is collected at the bottom after percolating through the ore and dissolving the metals.

HYPOGENE ZONE -- Ores, or mineralized material, formed by an upward moving enrichment process, typically found beneath the supergene.

JURASSIC -- A geological period which identifies the formation date of the strata. Jurassic is in the Mesozoic era.

MILL -- A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

MILL FEED GRADES -- The average grade of ore processed in a mill over a given period of time.

MINEABLE ORE RESERVES -- Ore reserves which include allowances for dilution in mining and take into account losses which are likely to occur in mining. All ore reserves reported by Royal Oak are mineable ore reserves.

MINERAL DEPOSIT -- A deposit of mineralization which may or may not be ore, the determination of which requires a comprehensive feasibility study.

MINERALIZATION -- Rock containing minerals or metals of economic interest.

MINERALIZED MATERIAL -- A natural aggregate of one or more minerals which either is not sufficiently delineated as to size, tonnage and grade or, even if so delineated, cannot be economically extracted at the time of the reserve determination and, accordingly, cannot be classified as mineable ore reserves.

NET PROFIT INTEREST -- The excess of gross income from the sale of minerals over all expenses properly incurred with respect to production of such mineral products in accordance with GAAP, excluding taxes on income.

NET SMELTER RETURN -- Cash or actual metal recoveries per ton of concentrate delivered to the smelter net of metallurgical recovery losses, transportation costs and smelter treatment-refining charges and deductions.

ORE -- Mineralization that can be mined at a profit.

ORE BODY -- A mineral deposit that can be mined at a profit under existing economic conditions.

ORE RESERVES -- The tonnage and grade of an economically and legally extractable ore body.

PORPHYRY -- An igneous rock in which a number of mineral crystals are conspicuously much larger than the majority of the crystals which make up the rock. These large crystals are often of the mineral feldspar. Porphyry copper and gold deposits are mineral deposits hosted in large intrusive igneous bodies made up of porphyritic rock. These deposits usually contain very fine disseminations of minerals containing gold and copper.

PROBABLE ORE RESERVES -- Ore reserves that have reasonable geologic continuity but cannot be considered proven because inspection and measurement locations are not detailed enough to estimate accurately the size, shape, and mineral content of the body. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

PROVEN ORE RESERVES -- Ore reserves that can be accurately estimated by establishing the size, shape, and mineral content of an ore body by inspection and closely spaced samples.

PYRITE -- A common sulfide mineral, shiny and yellow in color and composed of sulphur and iron, sometimes known as "fool's gold."

RAISE -- A vertical hole between mine levels used to move ore or waste rock or to provide ventilation.

RAMP -- An inclined underground tunnel which provides access for exploration or a connection between levels or a mine.

REFINING -- The final stage of metal production in which impurities are removed from the molten metal.

RESOURCE -- Mineralization based on geological evidence and assumed continuity.
     May or may not be supported by samples but is supported by geological, geochemical, geophysical or other data.

REVERSE CIRCULATION DRILLING -- A process that uses a drill with a dual-wall pipe through which compressed air travels down the outside channel, returning bit-cut chips up the interior channel for sampling.

SAG OR SEMI-AUTOGENOUS GRINDING MILL -- A large diameter grinding mill utilizing steel balls and large rock pieces to grind ore from a coarse feed size to a relatively small particle size.

SHAFT -- A vertical or steeply inclined opening providing access to a mine for equipment, personnel and supplies and to hoist out ore and waste. It can also be used for ventilation and as an auxiliary exit from the mine.

SPOT DEFERRED CONTRACT -- A spot deferred contract is like a forward sale except
     Royal Oak has the option to extend the contract (roll it over). The ultimate delivery date and sale price are not fixed on the contract. It is rolled over, the new contract price is based on the price at maturity in the old contract plus a contango premium on the rollover date.

STOPE -- An excavation in a mine from which ore is being, or has been, extracted.

STRIP RATIO -- The ratio of waste tons mined to total tons mined.

SULPHIDES -- Compounds of sulphur with other metallic elements.

SUPERGENE -- Ores or mineralized material formed by downward moving enrichment process.

TAILINGS -- The material that remains after all metals considered economical have been removed from ore during milling.

TONNE -- One metric ton or 2,204.62 pounds.

TONS -- Short tons. Two thousand pounds.

WASTE ROCK -- Barren rock in a mine, or mineralized material, that is too low in grade to be economically mined and milled.

                              ROYAL OAK MINES INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Chartered Accountants...........................................   F-2
Audited Consolidated Financial Statements:
  Consolidated Balance Sheets as of December 31, 1994 and 1995........................   F-3
  Consolidated Statements of Income and Retained Earnings for the years ended December
     31, 1993, 1994 and 1995..........................................................   F-4
  Consolidated Statements of Cash Flow for the years ended December 31, 1993, 1994 and
     1995.............................................................................   F-5
  Notes to the Annual Consolidated Financial Statements...............................   F-6
Unaudited Consolidated Financial Statements (except for the December 31, 1995
  Consolidated Balance Sheet, which has been audited):
  Consolidated Balance Sheets as of June 30, 1996 and December 31, 1995...............  F-22
  Consolidated Statements of Income and Retained Earnings for the periods ended June
     30, 1996 and 1995................................................................  F-23
  Consolidated Statements of Cash Flow for the periods ended June 30, 1996 and 1995...  F-24
  Notes to the Unaudited Consolidated Financial Statements............................  F-25

                  REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Shareholders of Royal Oak Mines Inc.:

     We have audited the consolidated balance sheets of Royal Oak Mines Inc. as at December 31, 1995 and 1994 and the consolidated statements of income and retained earnings and cash flow for the years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1995 and 1994 and the results of its operations and its cash flows for the years ended December 31, 1995, 1994 and 1993 in accordance with generally accepted accounting principles.

Arthur Andersen & Co.
Chartered Accountants

Vancouver, British Columbia
February 16, 1996
(except as to note 14(b), which is as of February 27, 1996)

                              ROYAL OAK MINES INC.

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands of Canadian dollars)

                                                                              DECEMBER 31
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents............................................  $139,410     $148,524
  Short-term investments (note 2)......................................     2,971       30,413
  Receivables..........................................................     7,138        6,842
  Inventories (note 3).................................................    46,136       36,250
  Prepaid expenses.....................................................     5,620        4,821
                                                                         --------     --------
                                                                          201,275      226,850
PROPERTY, PLANT AND EQUIPMENT (note 4).................................   191,381      137,954
LONG-TERM INVESTMENTS (note 5).........................................    36,307       19,270
                                                                         --------     --------
                                                                         $428,963     $384,074
                                                                         ========     ========
LIABILITIES
CURRENT LIABILITIES
  Accounts payable.....................................................  $ 13,640     $ 12,654
  Accrued payroll costs................................................     5,267        5,650
  Deferred revenue (note 6)............................................     4,523        1,282
  Income taxes payable (note 8)........................................     3,350        2,415
  Other current liabilities............................................    15,654       13,799
                                                                         --------     --------
                                                                           42,434       35,800
DEFERRED REVENUE AND OTHER LIABILITIES (note 6)........................    40,800       39,742
DEFERRED INCOME TAXES (note 8).........................................     5,064        5,064
MINORITY INTEREST IN SUBSIDIARY COMPANIES..............................       170          737
                                                                         --------     --------
                                                                           88,468       81,343
                                                                         --------     --------
CONTINGENCIES AND COMMITMENTS (note 11)
SHAREHOLDERS' EQUITY
CAPITAL STOCK (note 7)
  Common stock
     Authorized -- unlimited
     Outstanding -- 119,118,714; (1994 -- 114,494,747).................   261,957      247,362
RETAINED EARNINGS......................................................    78,538       55,369
                                                                         --------     --------
                                                                          340,495      302,731
                                                                         --------     --------
                                                                         $428,963     $384,074
                                                                         ========     ========

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                              ROYAL OAK MINES INC.

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (in thousands of Canadian dollars except per share amounts)

                                                                   YEAR ENDED DECEMBER 31
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
REVENUE....................................................  $208,311     $162,111     $135,326
                                                             --------     --------     --------
EXPENSES
  Operating................................................   182,214      117,790      110,258
  Royalties and marketing..................................     2,535        2,490        1,248
  Administrative and corporate.............................     8,549        5,271        3,411
  Depreciation and amortization............................    14,895        8,525        4,998
  Provision for (Recovery of) loss on foreign currency
     contracts (note 6(b)).................................    (5,244)      15,267           --
                                                             --------     --------     --------
                                                              202,949      149,343      119,915
                                                             --------     --------     --------
OPERATING INCOME...........................................     5,362       12,768       15,411
OTHER INCOME (EXPENSES)
  Interest and other income, net (note 9)..................    20,902        7,074        2,289
  Write-down of resource properties and other assets.......      (891)          --         (388)
  Gain on issuance of shares by associated company (note
     5)....................................................        --        3,020           --
  Other....................................................      (619)         (85)      (1,508)
                                                             --------     --------     --------
NET INCOME BEFORE UNDERNOTED...............................    24,754       22,777       15,804
  Income taxes (note 8)....................................    (1,542)        (636)        (215)
  Minority interest........................................       594           --          136
  Equity in income (loss) of associated companies..........      (637)          25         (102)
                                                             --------     --------     --------
NET INCOME.................................................    23,169       22,166       15,623
RETAINED EARNINGS -- BEGINNING OF YEAR.....................    55,369       33,203       17,580
                                                             --------     --------     --------
RETAINED EARNINGS -- END OF YEAR...........................  $ 78,538     $ 55,369     $ 33,203
                                                             ========     ========     ========
EARNINGS PER SHARE -- BASIC (note 7).......................  $   0.20     $   0.22     $   0.19
                                                             ========     ========     ========
EARNINGS PER SHARE -- FULLY DILUTED........................  $   0.20     $   0.22     $   0.18
                                                             ========     ========     ========

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                              ROYAL OAK MINES INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                       (in thousands of Canadian dollars)

                                                                   YEAR ENDED DECEMBER 31
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income for the year....................................  $ 23,169     $ 22,166     $ 15,623
Items not affecting cash:
  Depreciation and amortization............................    14,895        8,525        4,998
  Provision for (Recovery of) loss on foreign currency
     contracts.............................................    (5,244)      15,267           --
  Write-down of resource properties and other assets.......       891           --          388
  Gain on issuance of shares by associated company.........        --       (3,020)          --
  Other....................................................        43          187         (595)
                                                             --------     --------      -------
                                                               33,754       43,125       20,414
Net change in non-cash working capital (note 12)...........    (7,588)      (9,914)      (1,571)
                                                             --------     --------      -------
CASH FLOW FROM OPERATIONS..................................    26,166       33,211       18,843
                                                             --------     --------      -------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:
  Increase in deferred revenue, net........................     5,593       22,768           78
  Issue of common shares (note 7(a)).......................    14,595       95,203       87,804
  Accrued reclamation on acquisition (note 4)..............     3,000           --           --
  Other....................................................      (300)       1,037           --
                                                             --------     --------      -------
                                                               22,888      119,008       87,882
                                                             --------     --------      -------
CASH USED IN INVESTING ACTIVITIES:
  Net additions to property, plant and equipment...........   (66,018)     (52,461)     (26,803)
  Investments, net of sales................................   (19,025)        (415)     (12,746)
  Other....................................................      (567)         (50)        (251)
                                                             --------     --------      -------
                                                              (85,610)     (52,926)     (39,800)
                                                             --------     --------      -------
INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS
  DURING THE YEAR..........................................   (36,556)      99,293       66,925
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF YEAR.......   178,937       79,644       12,719
                                                             --------     --------      -------
CASH AND SHORT-TERM INVESTMENTS AT END OF YEAR.............  $142,381     $178,937     $ 79,644
                                                             ========     ========      =======
Cash paid for:
  Income taxes.............................................  $  1,542     $    636     $    215
  Interest expense.........................................  $    298     $     62     $     97

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                              ROYAL OAK MINES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements of Royal Oak Mines Inc. (the "Company"), amalgamated under the laws of Ontario, have been prepared by management in Canadian dollars in accordance with accounting principles generally accepted in Canada. In all material respects, these accounting policies are in conformity with accounting policies generally accepted in the United States except as disclosed in note 13.

Basis of consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's principal subsidiaries include: Arctic Precious Metals, Inc., Beaverhouse Resources Ltd., 934962 Ontario Inc. and Witteck Development Inc. (all 100% owned); Ronnoco Gold Mines Limited (87% owned).

     Joint ventures are accounted for on the proportionate consolidation method.

Cash equivalents

     The Company defines cash equivalents as highly liquid financial instruments purchased with a maturity of ninety days or less.

Short-term investments

     Short-term investments are recorded at the lower of cost or quoted market value.

Inventories

     Bullion which is in process but not yet in deliverable form is recorded at estimated realizable value. Stores and operating supplies are recorded at the lower of average cost or replacement cost.

Property, plant and equipment

(i)   Plant and equipment and mining properties are recorded at cost.

(ii) For underground operations, development expenditures incurred to expose ore, increase production or extend the life of a mine which is currently in production are capitalized.

(iii) For open pit operations, mining costs are deferred when the ratio of waste tons mined to ore tons mined exceeds the estimated life-of-mine strip ratio. These deferred costs are charged to operating costs when the actual ratio is below the life-of-mine strip ratio.

(iv) Exploration, development and other pre-production expenditures incurred on projects under development are capitalized.

(v) Costs relating to the acquisition and exploration of non-producing properties on which economically recoverable ore reserves have yet to be identified are capitalized. The ultimate recovery of these costs depends upon the discovery and development of economic ore reserves or the sale of the mineral rights. When it has been established that a mineral property has development potential, the exploration costs incurred are reclassified to the category of mining properties. If an exploration property is abandoned, the capitalized costs for that property are charged to income. The amounts shown for non-producing properties do not necessarily reflect present or future values.

                              ROYAL OAK MINES INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

(vi) Depreciation and amortization of plant and equipment, mining properties and capitalized expenditures are provided on the unit-of-production method based upon estimated total mineral inventory.

(vii) Reviews are undertaken regularly to evaluate the carrying values of operating mines and development properties. If it is determined that the net recoverable amount is significantly less than the carrying value and the impairment in value is permanent, a write-down is made with a charge to income.

Investments in associated companies

     Investments in associated companies in which the Company has significant influence are accounted for by the equity method.

Reclamation and site restoration costs

     Estimated reclamation and site restoration costs are charged against income on the unit-of-production method based upon estimated total mineral inventory. Ongoing reclamation activities are charged against income as incurred.

Revenue recognition

     Revenue from gold production is recognized when the ore is mined and processed at the on-site facility. Revenue is subject to adjustment on final settlement to reflect changes in metal prices, weights and assays.

Hedging transactions

     Hedging transactions include spot deferred contracts, forward sale contracts and option contracts. Contracted prices on spot deferred and forward sales contracts are recognized in revenue as production is delivered against the commitment. If actual delivery is not made against a particular spot deferred contract at the time of maturity, losses, if any, are recognized at that time.

     Gains arising from the early liquidation of hedges are deferred and are recognized in revenue when the original contract would have matured.

     Net proceeds realized on the sale of options are deferred and are recognized in revenue on the expiry date for options which expire or are repurchased, or on the delivery date for options which have been exercised and for which the settlement of the underlying ounces has been deferred.

Income taxes

     The Company follows the deferral method of applying the tax allocation basis of accounting for income taxes. Under this method, timing differences between the period when income or expenses are reported for tax purposes and the period when they are recorded for accounting purposes result in provisions or recoveries of deferred income taxes.

Foreign currency translation

     Financial statements of the Company's principal United States subsidiary, Arctic Precious Metals, Inc., are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rate and non-monetary assets and liabilities and operating results are translated at the historical exchange rate prevailing at the date of the transaction. Gains and losses arising from the translation of the financial statements are included in the results of operations.

                              ROYAL OAK MINES INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

Segmented information

     The Company operates within one dominant industry segment, gold mining, carried out in the Northwest Territories, Newfoundland, and Ontario, Canada.

Comparative figures

     Certain of prior years' amounts have been reclassified to conform with the current year's presentation.

2.   FAIR VALUES OF CERTAIN FINANCIAL INSTRUMENTS

     The carrying amount and fair value of the following financial instruments are:

                                                                     DECEMBER 31
                                                     --------------------------------------------
                                                             1995                    1994
                                                     --------------------    --------------------
                                                     CARRYING      FAIR      CARRYING      FAIR
                                                      AMOUNT      VALUE       AMOUNT      VALUE
                                                     --------    --------    --------    --------
Cash and cash equivalents.........................   $139,410    $139,410    $148,524    $148,524
Short-term investments............................   $  2,971    $  4,536    $ 30,413    $ 30,594

     The fair value of short-term investments is based on quoted market values.

3.   INVENTORIES

                                                                               DECEMBER 31
                                                                           -------------------
                                                                            1995        1994
                                                                           -------     -------
Bullion in process.....................................................    $18,574     $16,386
Stores and operating supplies..........................................     27,562      19,864
                                                                           -------     -------
                                                                           $46,136     $36,250
                                                                           =======     =======

4.   PROPERTY, PLANT AND EQUIPMENT

                                                                                  DECEMBER 31
                                                                              --------------------
                                                                  1995                      1994
                                                   -----------------------------------    --------
                                                                                NET         NET
                                                               ACCUMULATED      BOOK        BOOK
                                                     COST      AMORTIZATION    VALUE       VALUE
                                                   --------    -----------    --------    --------
Plant and Equipment............................... $ 75,391     $  14,570     $ 60,821    $ 53,500
Mining Properties and Deferred Development........  127,058        22,061      104,997      62,732
Exploration Costs and other Non-producing
  Properties......................................   25,563            --       25,563      21,722
                                                   --------       -------     --------    --------
                                                   $228,012     $  36,631     $191,381    $137,954
                                                   ========       =======     ========    ========

     Mining Properties and Deferred Development includes $20,890,000 (1994 -- $5,898,000) which comprises mining properties that are under development and are expected to be put into production over the next five years. Depreciation and amortization of these costs will be provided in the future based on the unit-of-production method.

                              ROYAL OAK MINES INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

     The following is a summary of the net book value of the Property, Plant and Equipment by location:

                                                        MINING
                                                      PROPERTIES                        DECEMBER 31
                                        PLANT AND    AND DEFERRED    EXPLORATION    --------------------
                                        EQUIPMENT    DEVELOPMENT      AND OTHER       1995        1994
                                        ---------    ------------    -----------    --------    --------
Division
NWT -- Giant.........................    $18,258       $ 17,458        $14,220      $ 49,936    $ 38,384
NWT -- Colomac.......................     15,630         29,692            596        45,918      44,121
Ontario..............................     13,376         39,735          4,106        57,217      33,881
Newfoundland.........................      8,420          9,228          2,049        19,697      18,983
British Columbia.....................        850          8,884            996        10,730          --
U.S..................................      4,287             --          3,596         7,883       2,585
                                         -------       --------        -------      --------    --------
                                         $60,821       $104,997        $25,563      $191,381    $137,954
                                         =======       ========        =======      ========    ========

     During fiscal 1995, the Company acquired 100% of the Red Mountain property located in northwestern British Columbia for $1. The Company assumed the environmental liabilities, estimated at $3.0 million, as part of this purchase. The Company is committed to spend $3.0 million in exploration and development on the Red Mountain property over three years. The vendor will receive a 1% net smelter return royalty on all production from the property and on production over 1.85 million ounces, an additional $10.00 per ounce is payable.

5.   LONG-TERM INVESTMENTS

                                                                               DECEMBER 31
                                                                            ------------------
                                                                             1995       1994
                                                                            -------    -------
Partially-owned companies fully acquired subsequent to year end (note
  14):
  Geddes Resources Limited...............................................   $12,143    $ 9,769
  El Condor Resources Ltd................................................     7,408         --
  St. Philips Resources Inc..............................................     7,331         --
                                                                            -------    -------
                                                                             26,882      9,769
Mountain Minerals Co. Ltd................................................     7,056      6,419
Other....................................................................     2,369      3,082
                                                                            -------    -------
                                                                            $36,307    $19,270
                                                                            =======    =======

     In 1994, Mountain Minerals Co. Ltd. ("Mountain Minerals") issued additional share capital which reduced the Company's equity interest from 51% to 41%. As a result of this share issuance by Mountain Minerals, the Company recorded a gain on dilution of $3,020,000. During 1995, the Company increased its interest in Mountain Minerals to 45% by way of open market purchases.

                              ROYAL OAK MINES INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

6.   DEFERRED REVENUE AND OTHER LIABILITIES

                                                                               DECEMBER 31
                                                                            ------------------
                                                                             1995       1994
                                                                            -------    -------
Deferred revenue.........................................................   $29,711    $24,118
Provision for loss on foreign currency contracts.........................    10,023     15,267
Accrued reclamation costs................................................     4,852        602
Other....................................................................       737      1,037
                                                                            -------    -------
                                                                             45,323     41,024
Less current portion.....................................................     4,523      1,282
                                                                            -------    -------
                                                                            $40,800    $39,742
                                                                            =======    =======

(a) Deferred Revenue

     The following table summarizes the years in which the deferred revenue is expected to be recorded in income.

              YEAR                                                          AMOUNT
              ----------------------------------------------------------    -------
              1996......................................................    $ 4,523
              1997......................................................      7,293
              1998......................................................      7,612
              1999......................................................     10,283
                                                                            -------
                                                                            $29,711
                                                                            =======

(b) Provision for loss on foreign currency contracts

     In prior years, to protect the Company from foreign currency fluctuations and to provide a minimum Canadian dollar conversion rate for its U.S. dollar gold sales revenue, the Company entered into foreign currency contracts for conversion into Canadian dollars. These contracts were associated with the Company's contractual obligation to deliver future gold production at specified prices in U.S. dollars. At the end of 1995, the Company had contracts to deliver approximately US$116 million (1994 -- US$119 million) at an average exchange rate of 1.2806 (1994 -- 1.2744) Cdn $/US$. In 1994, the Company began marking to market these foreign currency contracts because of the significant weakening of the Canadian dollar since the time these contracts had first been entered into. The Company follows a policy of rolling forward these contracts as they mature and expects to delay delivery of U.S. dollars against these contracts.

7.   CAPITAL STOCK

(a) Changes in Capital Stock

     Authorized: An unlimited number of special shares issuable in series and an unlimited number of common shares.

     Issued, outstanding and fully paid -- special: nil (1994 -- nil)

                              ROYAL OAK MINES INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

     Issued, outstanding and fully paid -- common:

                                                                      NUMBER OF
                                                                        SHARES        AMOUNT
                                                                      ----------     --------
BALANCE, DECEMBER 31, 1992.........................................   69,946,751     $ 64,355
Issued via special warrants........................................    9,000,000       25,200
Acquisition of Colomac Mine........................................    3,500,000        7,875
Acquisition of gross production royalty on Colomac property........    1,000,000        4,000
Issued via unit offering...........................................    6,000,000       42,000
Exercise of warrants -- Series 1...................................    6,941,393       11,453
Exercise of warrants -- Series 2...................................        5,000           16
Employee gain sharing program......................................       78,102          152
Issued for share purchase options..................................      484,967          600
Share issue costs..................................................                    (3,492)
                                                                      -----------    --------
BALANCE, DECEMBER 31, 1993.........................................   96,956,213      152,159
Issued via public offering.........................................   17,400,000      100,050
Exercise of warrants -- Series 2...................................       19,000           61
Issued for share purchase options..................................      119,534          132
Share issue costs..................................................           --       (5,040)
                                                                      -----------    --------
BALANCE, DECEMBER 31, 1994.........................................   114,494,747     247,362
Exercise of warrants -- Series 2...................................    4,475,300       14,545
Issued for share purchase options..................................      148,667          190
Issued to acquire Witteck Development Inc..........................    1,924,816        8,854
Share issue costs..................................................           --         (140)
                                                                      -----------    --------
BALANCE, DECEMBER 31, 1995
Issued and outstanding.............................................   121,043,530     270,811
Company shares held by Witteck Development Inc. (note 7(b))........   (1,924,816)      (8,854)
                                                                      -----------    --------
Balance, December 31, 1995 for financial reporting purposes........   119,118,714    $261,957
                                                                      ===========    ========

(b) Acquisition of Witteck Development Inc.

     During 1995, the Board of Directors and the shareholders approved the acquisition of all of the shares of Witteck Development Inc. ("Witteck") whose sole asset is an investment in the Company of 1,924,816 shares. This investment has been recorded as a reduction of capital stock on the balance sheet. Consequently, the shares of the Company that are held by Witteck have been excluded from the determination of earnings per share information.

(c) Warrants

     During the year, 4,475,300 Series 2 warrants were exercised and converted into common shares at a price of $3.25 per share.

     At December 31, 1995, the Company had 3,000,000 Series 3 warrants outstanding which were issued in 1993. Each warrant entitles the holder to purchase one common share of the Company at a price of $8.75 per share until May 30, 1996.

                              ROYAL OAK MINES INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

(d) Weighted Average Number of Common Shares

     Earnings per share has been calculated on the basis of the weighted average number of common shares outstanding for the year which was 117,900,306 shares (1994 -- 101,399,347; 1993 -- 84,073,179).

(e) Stock Options

     The Company grants stock options to employees and directors in recognition of their service to the Company.

     The following table outlines activity with respect to the Company's stock options:

                                                                NUMBER OF SHARES     PRICE PER SHARE
                                                                ----------------     ---------------
OUTSTANDING, DECEMBER 31, 1992...............................      1,103,834          $0.48 - $2.04
Granted......................................................      1,360,000
Exercised....................................................       (484,967)         $0.48 - $3.95
Cancelled/Expired............................................       (572,500)
                                                                   ---------
OUTSTANDING, DECEMBER 31, 1993...............................      1,406,367          $0.48 - $6.25
Granted......................................................      1,100,000
Exercised....................................................       (119,534)         $0.48 - $2.85
Cancelled/Expired............................................       (166,000)
                                                                   ---------
OUTSTANDING, DECEMBER 31, 1994...............................      2,220,833          $0.48 - $6.25
Granted......................................................        605,000
Exercised....................................................       (148,667)         $0.90 - $2.85
Cancelled/Expired............................................       (215,000)
                                                                   ---------
OUTSTANDING, DECEMBER 31, 1995...............................      2,462,166          $0.48 - $6.25
                                                                   =========

                              ROYAL OAK MINES INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

8.   INCOME TAXES

     The provisions for income tax are analyzed in the following table to show the taxes that would be payable by applying statutory tax rates to the Company's pre-tax earnings, and the taxes actually provided in the accounts:

                                                                          DECEMBER 31
                                                                -------------------------------
                                                                 1995        1994        1993
                                                                -------     -------     -------
Pre-tax income, as reported.................................    $24,754     $22,777     $15,804
Combined statutory tax rates................................        43%         43%         44%
Tax at combined statutory rates.............................    $10,644     $ 9,794     $ 6,954
Adjust for tax effect of:
  Resource allowance........................................       (771)     (3,782)     (2,233)
  Non-taxable portion of capital gains......................       (829)       (547)         --
  Deductible financing costs................................     (1,152)       (860)       (393)
  Other.....................................................         43          --          --
Utilization of previously unrecognized deferred tax assets
  and net adjustment to deferred taxes......................     (7,157)     (4,605)     (4,328)
Foreign earnings subject to different tax rates.............       (117)         --          --
Large corporation capital tax...............................        639         336         215
Corporate minimum tax.......................................        242         300          --
                                                                -------     -------     -------
                                                                $ 1,542     $   636     $   215
                                                                =======     =======     =======

     For income tax purposes, the Company has tax deductions available to be utilized in future years totalling $167 million. When claimed, a substantial portion of these tax deductions will result in the creation of deferred income tax liabilities.

     The Company also has $16 million of earned depletion and mining exploration depletion base carry forward available to be deducted against certain future resource profits.

     Because of reorganizations undertaken by the Company, utilization of tax deductions and earned depletion base may be restricted.

9.   INTEREST AND OTHER INCOME, NET

     Interest and other income is comprised of:

                                                                           DECEMBER 31
                                                                  -----------------------------
                                                                   1995        1994       1993
                                                                  -------     ------     ------
Interest income...............................................    $10,640     $4,078     $2,194
Gain on sale of securities....................................      8,309      1,290         19
Other, net....................................................      1,953      1,706         76
                                                                  -------     ------     ------
                                                                  $20,902     $7,074     $2,289
                                                                  =======     ======     ======

10. EMPLOYEE BENEFIT PLANS

     The Company has defined benefit and defined contribution pension plans covering substantially all of its regular full-time employees. Pension benefits are based, in defined benefit plans, on employees' earnings and

                              ROYAL OAK MINES INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

years of service. Most of the plans are funded currently by contributions from the Company, based on periodic actuarial valuations. Contributions to its defined contribution plan are based on a specific percentage of base earnings. The market related value of the defined benefit pension plans' assets was $35,359,000 at December 31, 1995 (1994 -- $32,226,000) and the actuarial present value of accrued pension benefits was $31,321,000 at December 31, 1995 (1994 -- $30,789,000). The total pension expense for the year was $1,324,000 (1994 -- $1,163,000; 1993 -- $908,000).

11. CONTINGENCIES AND COMMITMENTS

(a) Legal Claim

     On September 18, 1992, nine miners were murdered in an underground explosion at the Company's Giant Mine. A member of the union which was on strike at the time was charged and convicted of nine counts of second degree murder. In September, 1994, dependents of the deceased miners sued the Company and two of its officers and directors, along with 23 other named defendants including Procon Miners Inc., Pinkerton's of Canada Limited, the Government of the Northwest Territories, and National Automobile, Aerospace and Agricultural Implement Workers Union of Canada, for losses allegedly suffered as a result of the explosion. The claim against the Company and all defendants but one, totals approximately $10.8 million plus taxes, interest and costs. The claim against the two officers and directors and all other defendants, excluding the Company, totals approximately $33.65 million plus taxes, interest and costs.

     The claim is being vigorously defended. Counsel for the Company's insurer has stated that, based on allegations in the amended Statement of Claim -- being the only pleading filed to date -- any liability that might be imposed would be within the Company's liability insurance coverage. The Company believes that the claim is without merit.

(b) Laws and Regulations

     The Company's current and proposed mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect its employees, the general public and the environment and believes its operations are in compliance with all applicable laws and regulations, in all material respects. The Company has made, and expects to make in the future, submissions and expenditures to comply with such laws and regulations.

     Where estimated reclamation and closure costs are reasonably determinable, the Company has recorded a provision for environmental liabilities based on management's estimate of these costs. Such estimates are subject to adjustment based on changes in laws and regulations and as new information becomes available.

     The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company is also subject to reassessment for income and mining taxes for certain years. It does not believe that adverse decisions in any potential tax reassessments or any amount which it may be required to pay by reason thereof will have a material adverse effect on the financial condition or future results of operations of the Company.

(c) Forward Sales and Hedging Contracts

     The Company engages in hedging transactions to minimize the impact of fluctuations in gold, oil and foreign currency prices.

                              ROYAL OAK MINES INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

     The credit risk related to hedging activities is limited to the unrealized gains on outstanding contracts based on current market prices. The Company believes it has minimized credit risk by dealing with large credit-worthy institutions and by limiting credit exposure to each.

     (i) At December 31, 1995 the Company had contractual arrangements, in U.S. and Canadian dollars, to deliver the following ounces of gold:

                                                           GOLD FORWARD SALES    PRICE OF FORWARD SALES
                              YEAR                               (OZ.)                 (PER OZ.)
         -----------------------------------------------   ------------------    ----------------------
         1996...........................................          39,028             US$385
         1997...........................................         140,000            Cdn $614
         1998...........................................         140,000            Cdn $629
         1999...........................................         140,000            Cdn $654
         2000...........................................              --               --
                                                                 -------
                                                                 459,028
                                                                 =======

     Delivery under these contracts can be deferred at the Company's option for up to five years depending on the individual contract.

     (ii) The Company's call option position as at December 31, 1995 was as follows:

                                                                        GOLD CALL
                                                                       OPTIONS SOLD    STRIKE PRICE
                                    YEAR                                  (OZ.)         (PER OZ.)
         -----------------------------------------------------------   ------------    ------------
         1996.......................................................      305,000        US$410
         1997.......................................................      187,792       Cdn $624
         1998.......................................................      200,000       Cdn $639
         1999.......................................................      200,000       Cdn $664
         2000.......................................................           --          --
                                                                          -------
                                                                          892,792
                                                                          =======

     If called, the Company has the ability to delay delivery of these ounces by entering into fixed forward or spot deferred contracts originating with the same number of ounces and strike prices as in the exercised option.

     (iii) At December 31, 1995, the Company's obligations to sell U.S. dollars were as follows:

                                                                 EXCHANGE
                                                U.S. DOLLARS     RATE (CDN     CARRYING      FAIR
                         YEAR                     (000'S)         $/US$)        AMOUNT      VALUE
         ------------------------------------   ------------    -----------    --------    --------
         1996................................    US$ 106,229       1.2807      $ (9,190)   $ (9,190)
         1997................................    US$   9,636       1.2801          (833)       (833)
         1998-2000...........................             --           --            --          --
                                                  ----------       ------      --------    --------
                                                 US$ 115,865       1.2806      $(10,023)   $(10,023)
                                                  ==========       ======      ========    ========

                              ROYAL OAK MINES INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

     The Company marks to market these contracts based on the applicable exchange rate at the date of the balance sheet. See note 6(b).

     (iv) At December 31, 1995 the Company had oil swap agreements to hedge the cost of Western Texas Intermediate ("WTI") crude oil to be used for the operations of the Colomac Mine. These agreements call for settlement as follows:

                             YEAR                         BARRELS OF WTI PURCHASED     PRICE PER BARREL
         ---------------------------------------------    ------------------------     ----------------
         1996.........................................             200,000                 US$17.40
         1997.........................................             200,000                 US$16.85
         1998-2000....................................                  --                       --
                                                                   -------
                                                                   400,000
                                                                   =======

(d) Operating Royalties

     (i) Under the terms of the Hope Brook Mine Asset Purchase Agreement, the Company is obligated to pay an operating royalty when the average price of gold exceeds US$380 per ounce. Amounts payable vary between $1,300,000 and $3,300,000 annually depending on the average price of gold. In respect of 1995, the Company was obligated to pay $1,300,000 (1994 -- $1,300,000; 1993 -- nil). Obligations under this agreement expire in 1996.

     (ii) Under the terms of the Colomac Mine Asset Purchase Agreement, the Company is obligated to pay an operating royalty when the average price of gold exceeds US$400 per ounce. Amounts payable vary between $1.0 million and $2.0 million annually depending on the average price of gold. In respect of 1995, no amount was payable under this royalty (1994 -- nil; 1993 -- nil). Obligations under this agreement are expected to expire in 1999.

12. NET CHANGE IN NON-CASH WORKING CAPITAL

                                                                         DECEMBER 31
                                                               --------------------------------
                                                                1995         1994        1993
                                                               -------     --------     -------
Cash provided by (used for):
  Receivables..............................................    $  (296)    $ (3,905)    $ 2,973
  Inventories..............................................     (9,886)     (17,530)     (6,862)
  Prepaid expenses.........................................       (799)      (1,533)       (427)
  Accounts payable.........................................        986       (1,498)      2,922
  Accrued payroll costs....................................       (383)       1,717         (63)
  Income taxes payable.....................................        935          802        (115)
  Other current liabilities................................      1,855       12,071           1
  Mountain Minerals deconsolidation........................         --          (38)         --
                                                               -------      -------     -------
                                                               $(7,588)    $ (9,914)    $(1,571)
                                                               =======      =======     =======

                              ROYAL OAK MINES INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

13. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Reconciliation of net income in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") to net income in accordance with United States generally accepted accounting principles ("U.S. GAAP") is as follows:

                                                                           DECEMBER 31
                                                                  -----------------------------
                                                                   1995       1994       1993
                                                                  -------    -------    -------
Net income in accordance with Canadian GAAP....................   $23,169    $22,166    $15,623
Decrease:
  Depreciation and amortization................................    (5,633)    (2,188)    (1,683)
  Employee benefit plans.......................................      (359)        --         --
                                                                  -------    -------    -------
Net income in accordance with U.S. GAAP........................   $17,177    $19,978    $13,940
                                                                  =======    =======    =======
Earnings per share in accordance with U.S. GAAP:
  Primary earnings.............................................   $  0.15    $  0.19    $  0.17
  Fully diluted earnings.......................................   $  0.15    $  0.19    $  0.16

     The effects on the balance sheets of the Company at December 31, prepared in accordance with U.S. GAAP, are:

                                                                            DECEMBER 31
                                                                    ---------------------------
                                                                     1995       1994      1993
                                                                    -------    ------    ------
Decrease:
  Property, plant and equipment..................................   $11,794    $6,161    $3,973
  Prepaid expenses (pension asset)...............................       359        --        --
                                                                    -------    ------    ------
  Retained earnings..............................................   $12,153    $6,161    $3,973
                                                                    =======    ======    ======

(a) Depreciation and Amortization

     Under U.S. GAAP, depreciation and amortization are calculated on the unit-of-production method based upon proven and probable reserves, whereas under Canadian GAAP, total mineral inventory may be used in the calculations.

(b) Employee Benefit Plans

     Under U.S. GAAP, for defined benefit pension plans, the projected benefit obligation should be discounted using interest rates at which the obligation could be effectively settled whereas under Canadian GAAP, the projected benefit obligation may be discounted using interest rates which are consistent with long-term assumptions. Also, under U.S. GAAP, experience gains and losses as well as adjustments arising from changes in assumptions must be amortized only if it exceeds a specified range. Under Canadian GAAP, these amounts must be amortized over the expected average remaining service life of the employee group regardless of the amount.

     Pension expense is determined each year based on actuarial recommendations. The actuarial assumptions applied in determining the expense in accordance with U.S. GAAP include a discount rate on the benefit obligation, rate of compensation increases and long-term rate of return on the plan assets of 8.5%, 7.0% and 8.5%, respectively. Assets of the plans are held in a range of investments, which include fixed-income securities, equities and money market securities. At January 1, 1987, as a result of an actuarial valuation of the plans, a surplus was identified which is being amortized over the estimated average remaining service lives of the employees (EARSL) which, for the Company's defined benefit pension plans, ranges from 12 to 18 years.

                              ROYAL OAK MINES INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

     The components of pension expense, for the Company's defined benefit pension plans, calculated in accordance with U.S. GAAP are as follows:

                                                                           DECEMBER 31
                                                                  -----------------------------
                                                                   1995       1994       1993
                                                                  -------    -------    -------
Service cost -- benefits earned during the year................   $ 1,374    $ 1,292    $   944
Interest cost on projected benefit obligation..................     2,541      2,445      2,267
Return on assets...............................................    (4,999)      (169)    (2,448)
Other..........................................................     2,575     (2,586)       (92)
                                                                  -------    -------    -------
                                                                  $ 1,491    $   982    $   671
                                                                  =======    =======    =======

     The funded status and differences between amounts expensed and amounts funded calculated under U.S. GAAP for the Company's defined benefit pension plans are as follows:

                                                                           DECEMBER 31
                                                -----------------------------------------------------------------
                                                             1995                              1994
                                                -------------------------------   -------------------------------
                                                 PLANS WHERE      PLAN WHERE       PLANS WHERE      PLAN WHERE
                                                ASSETS EXCEED     ACCUMULATED     ASSETS EXCEED     ACCUMULATED
                                                 ACCUMULATED    BENEFITS EXCEED    ACCUMULATED    BENEFITS EXCEED
                                                  BENEFITS          ASSETS          BENEFITS          ASSETS
                                                -------------   ---------------   -------------   ---------------
Plans' assets at market value..................    $29,912          $ 8,743          $27,070          $ 7,657
                                                   -------           ------          -------           ------
Projected benefits based on:
  Employment service to date and present pay
     levels
     Vested....................................     20,144            8,787           18,731            8,323
     Non-vested................................         68               42              983               40
  Additional amount related to compensation
     increases.................................      3,246               --            2,712               --
                                                   -------           ------          -------           ------
Projected benefit obligations..................     23,458            8,829           22,426            8,363
                                                   -------           ------          -------           ------
Plans' assets in excess of (less than)
  projected benefit obligations................      6,454              (86)           4,644             (706)
Unamortized January 1, 1987 surplus, net.......     (1,932)            (774)          (2,148)            (863)
Unamortized net experience (gains) losses......     (3,055)           1,029           (1,243)           1,320
Unamortized prior service cost.................         --            1,408               --            1,515
                                                   -------           ------          -------           ------
                                                   $ 1,467          $ 1,577          $ 1,253          $ 1,266
                                                   =======           ======          =======           ======
Difference between amounts charged to
  operations and amounts funded................             $3,044                            $2,519
                                                            -------                           -------
                                                            -------                           -------

     In addition to the defined benefit pension plans noted above, the Company maintains a defined contribution pension plan for certain of its hourly employees. Under this plan, the Company contributes 2.5% of each member's base earnings to the pension plan. The pension expense for the year under this pension plan was $192,000 (1994 -- $181,000; 1993 -- $237,000).

                              ROYAL OAK MINES INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

(c) Income Taxes

     In accordance with the Financial Accounting Standards Board Statement No. 109 ("SFAS 109"), U.S. GAAP requires that income taxes be accounted for by the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement reporting and the tax bases of the assets and liabilities and are measured at the enacted tax rates that will be in effect when the differences are expected to reverse. Such differences principally arise from the timing of income and expense recognition for accounting and tax purposes. The application of SFAS 109 would have no material effect on the assets, liabilities or operations for the years presented in these consolidated financial statements as additional deferred tax assets arising from the table of reconciling items have been offset by the recording of an additional valuation allowance. The following additional disclosures with respect to income taxes are required by U.S. GAAP:

                                                                          DECEMBER 31
                                                                -------------------------------
                                                                 1995        1994        1993
                                                                -------     -------     -------
Deferred Tax Liabilities:
  Exploration expenditures...................................   $ 4,643     $ 5,519     $ 5,985
  Mining properties and deferred development.................     6,979         941        (835)
  Pension asset..............................................       985         997         957
  Investments................................................     1,057       1,057          --
  Other......................................................        --          58          --
                                                                -------     -------     -------
                                                                $13,664     $ 8,572     $ 6,107
                                                                =======     =======     =======
Deferred Tax Assets:
  Provision for loss on foreign currency contracts...........   $ 3,567     $ 5,343     $    --
  Operating losses...........................................        --          --       1,043
  Property, plant and equipment..............................     7,670       6,126      10,569
  Accrued reclamation costs..................................       648         163          49
  Other......................................................     1,030         571         595
  Valuation allowance........................................    (2,134)     (4,838)     (9,034)
                                                                -------     -------     -------
                                                                $10,781     $ 7,365     $ 3,222
                                                                =======     =======     =======

     The net change in the valuation allowance from 1994 to 1995 was a decrease of $2,704,000. The Company decreased its beginning-of-the-year balance of the valuation allowance by approximately $3,063,000 to reflect changes in circumstances.

14. SUBSEQUENT ACQUISITIONS

(a) Acquisition of Geddes Resources Limited, El Condor Resources Ltd. and St. Philips Resources Inc.

     On January 11, 1996, the Company acquired all of the outstanding shares of Geddes Resources Limited ("Geddes"), El Condor Resources Ltd. ("El Condor") and St. Philips Resources Inc. ("St. Philips") not already owned by the Company pursuant to a series of signed agreements (the "Plan of Arrangement") on the following terms:

Geddes:         0.30 shares of the Company for each share of Geddes.

El Condor:      0.95 shares of the Company plus $2.00 cash for each share of El
Condor.

St. Philips:     $3.40 cash for each share of St. Philips.

                              ROYAL OAK MINES INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

     The Company issued 19,011,883 common shares and paid approximately $56 million in cash pursuant to the Plan of Arrangement. The January 11, 1996 closing price on the Toronto Stock Exchange for the Company's common shares was $6.00. This price was used to value the common shares issued under the Plan of Arrangement.

     The following outlines the details of the purchase price and its allocation to the assets and liabilities acquired:

                                                      GEDDES     EL CONDOR    ST. PHILIPS     TOTAL
                                                      -------    ---------    -----------    --------
Purchase price:
  Cash paid, including open market purchases.......   $ 3,220    $  34,222      $38,562      $ 76,004
  Issue of common shares...........................    37,650       76,421           --       114,071
                                                      -------     --------      -------      --------
                                                      $40,870    $ 110,643      $38,562      $190,075
                                                      =======     ========      =======      ========
Allocated to:
  Cash and cash equivalents........................   $   561    $       1      $   378      $    940
  Property, plant and equipment....................    40,619      111,407       38,336       190,362
  Other assets.....................................        31          151            9           191
  Total liabilities................................      (341)        (916)        (161)       (1,418)
                                                      -------     --------      -------      --------
                                                      $40,870    $ 110,643      $38,562      $190,075
                                                      =======     ========      =======      ========

     The Company incurred transaction and other costs totaling $3,649,000. In May 1993, the Company had purchased an approximate 39% interest in Geddes. See note 5 for the year-end carrying amount. These transaction and other costs together with the carrying amount of the initial purchase of Geddes have been allocated to property, plant and equipment.

     The following is a condensed consolidated balance sheet of the Company as at January 11, 1996, after giving effect to the acquisitions:

                                                                       JANUARY 11,    DECEMBER 31,
                                                                          1996            1995
                                                                       -----------    ------------
Cash and cash equivalents...........................................    $  79,982       $139,410
Other current assets................................................       62,057         61,865
                                                                         --------       --------
                                                                          142,039        201,275
Property, plant and equipment.......................................      394,583        191,381
Long-term investments...............................................        9,445         36,307
                                                                         --------       --------
                                                                          546,067        428,963
                                                                         ========       ========
Current liabilities.................................................    $  43,852       $ 42,434
Long-term liabilities and other.....................................       47,649         46,034
                                                                         --------       --------
                                                                           91,501         88,468
Capital stock
  (Outstanding: January 11, 1996 -- 138,130,597)....................      376,028        261,957
Retained earnings(a)................................................       78,538         78,538
                                                                         --------       --------
                                                                        $ 546,067       $428,963
                                                                         ========       ========

                              ROYAL OAK MINES INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

(a) Income for the interim period has been ignored for the purposes of this comparative balance sheet.

     These acquisitions were linked to the resolution of the claim for compensation from the Government of British Columbia (the "B.C. Government") which, in 1993, appropriated the Windy Craggy property from Geddes and declared the area a provincial park. Under the terms of an agreement among the B.C. Government, the Company and Geddes, the B.C. Government has agreed to an economic assistance package and compensation valued at $166 million. The majority of these funds are payable to the Company over the next three years.

(b) Offer to Purchase Consolidated Professor Mines Limited

     On February 5, 1996, the Company made a public offer to purchase all of the outstanding common shares of Consolidated Professor Mines Limited ("Consolidated Professor") at a cash price of $0.80 per share for a total purchase price of approximately $16 million. On February 27, 1996 the Company acquired 16,135,891 common shares of Consolidated Professor representing 81.2% of the outstanding common shares and extended its offer to purchase all of the common shares until March 29, 1996.

                              ROYAL OAK MINES INC.

                          CONSOLIDATED BALANCE SHEETS
                            (unaudited -- Cdn$ 000s)

                                                                        JUNE 30,    DECEMBER 31,
                                                                          1996          1995
                                                                        --------    ------------
                                             ASSETS
Current Assets
  Cash and cash equivalents..........................................   $ 14,797      $139,410
  Short-term investments.............................................     24,886         2,971
  Receivables........................................................      7,505         7,138
  Inventories (note 4)...............................................     72,829        46,136
  Prepaid expenses...................................................      8,525         5,620
                                                                        --------      --------
     Total Current Assets............................................    128,542       201,275
Property, Plant and Equipment, net...................................    435,690       191,381
Long-term Investments................................................     15,886        36,307
                                                                        --------      --------
TOTAL ASSETS.........................................................   $580,118      $428,963
                                                                        ========      ========
                                          LIABILITIES
Current Liabilities
  Accounts payable...................................................   $  9,585      $ 13,640
  Accrued payroll....................................................      3,870         5,267
  Current portion of deferred revenue................................     16,491         4,523
  Income taxes payable...............................................      3,751         3,350
  Other current liabilities..........................................     23,537        15,654
                                                                        --------      --------
     Total Current Liabilities.......................................     57,234        42,434
Deferred Revenue.....................................................     38,318        25,188
Other Liabilities....................................................     17,397        15,612
Deferred Income Taxes................................................      7,070         5,064
Minority Interest in Subsidiary Companies............................        140           170
                                                                        --------      --------
TOTAL LIABILITIES....................................................    120,159        88,468
                                                                        --------      --------
                                      SHAREHOLDERS' EQUITY
Capital Stock (note 11)
  Common stock
     Authorized -- unlimited
     Outstanding -- 138,218,430 (Dec. 31, 1995 -- 119,118,714).......    376,316       261,957
Retained Earnings....................................................     83,643        78,538
                                                                        --------      --------
TOTAL SHAREHOLDERS' EQUITY...........................................    459,959       340,495
                                                                        --------      --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...........................   $580,118      $428,963
                                                                        ========      ========

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                              ROYAL OAK MINES INC.

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
               (unaudited -- Cdn$ 000s except per share amounts)

                                                      THREE MONTHS ENDED       SIX MONTHS ENDED
                                                            JUNE 30                JUNE 30
                                                      -------------------    --------------------
                                                        1996       1995        1996        1995
                                                      --------    -------    --------    --------
REVENUE............................................   $ 54,797    $53,453    $105,846    $100,839
                                                       -------    -------    --------    --------
EXPENSES
  Operating........................................     39,354     45,650      81,383      89,714
  Royalties and marketing..........................        846        889       1,408       1,108
  Administrative and corporate.....................      2,712      3,323       4,861       4,945
  Depreciation and amortization....................      6,131      2,988      11,366       6,270
  Exploration......................................      1,449        141       2,409         254
  Recovery of loss on foreign currency contracts...       (209)    (3,772)       (976)     (3,772)
                                                       -------    -------    --------    --------
     Total operating expenses......................     50,283     49,219     100,451      98,519
                                                       -------    -------    --------    --------
OPERATING INCOME...................................      4,514      4,234       5,395       2,320
Interest and other income, net (note 3)............      1,119      6,357       2,462      12,135
                                                       -------    -------    --------    --------
NET INCOME BEFORE UNDERNOTED.......................      5,633     10,591       7,857      14,455
  Income and mining taxes -- current...............       (368)      (653)       (723)       (969)
  Income and mining taxes -- deferred..............     (1,466)        --      (2,006)         --
  Minority interest................................        (80)         9         (53)          9
  Equity in income (loss) of associated
     companies.....................................         30       (199)         30        (244)
                                                       -------    -------    --------    --------
NET INCOME.........................................      3,749      9,748       5,105      13,251
RETAINED EARNINGS -- BEGINNING OF PERIOD...........     79,894     58,872      78,538      55,369
                                                       -------    -------    --------    --------
RETAINED EARNINGS -- END OF PERIOD.................   $ 83,643    $68,620    $ 83,643    $ 68,620
                                                       =======    =======    ========    ========
EARNINGS PER SHARE.................................      $0.03      $0.08       $0.04       $0.11
                                                       =======    =======    ========    ========
Weighted average number of common shares
  outstanding (000s)...............................    138,196    119,021     135,006     116,754
                                                       =======    =======    ========    ========

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                              ROYAL OAK MINES INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                            (unaudited -- Cdn$ 000s)

                                                     THREE MONTHS ENDED       SIX MONTHS ENDED
                                                          JUNE 30                  JUNE 30
                                                    --------------------    ---------------------
                                                      1996        1995        1996         1995
                                                    --------    --------    ---------    --------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
  Consolidated net income for the period..........  $  3,749    $  9,748    $   5,105    $ 13,251
  Items not affecting cash:
     Depreciation and amortization................     6,131       2,988       11,366       6,270
     Deferred income tax..........................     1,466          --        2,006          --
     Recovery of loss on foreign currency
       contracts..................................      (209)     (3,772)        (976)     (3,772)
     Other........................................        51         596          169         235
                                                    --------    --------    ---------    --------
CASH FLOW.........................................    11,188       9,560       17,670      15,984
Net change in non-cash working capital (note 5)...   (10,999)     (3,265)     (27,132)     (8,302)
                                                    --------    --------    ---------    --------
Net cash provided by (used in) operating
  activities......................................       189       6,295       (9,462)      7,682
                                                    --------    --------    ---------    --------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
  Increase in deferred revenue, net...............    19,112       2,267       25,097       6,692
  Issue of common shares (note 11)................       359          69      114,359      14,575
  Other...........................................       994         (74)       2,424        (146)
                                                    --------    --------    ---------    --------
Net cash provided by financing activities.........    20,465       2,262      141,880      21,121
                                                    --------    --------    ---------    --------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
  Investment in Kemess capital assets through
     purchase of companies (note 8)...............        --          --     (201,976)         --
  Decrease in long-term investments (note 8)......        --          --       26,882          --
  Investment in capital assets through purchase of
     Consolidated Professor Mines Limited (note
     9)...........................................    (2,592)         --      (15,844)         --
  Investment in other capital assets, net.........   (12,788)     (9,591)     (32,216)    (17,288)
  Investment in exploration and non-producing
     properties, net..............................    (3,626)     (3,432)      (5,692)     (5,655)
  Change in other assets..........................    (3,027)     (1,364)      (6,270)     (1,684)
                                                    --------    --------    ---------    --------
Net cash used in investing activities.............   (22,033)    (14,387)    (235,116)    (24,627)
                                                    --------    --------    ---------    --------
INCREASE (DECREASE) IN CASH AND SHORT-TERM
  INVESTMENTS DURING PERIOD.......................    (1,379)     (5,830)    (102,698)      4,176
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF
  PERIOD..........................................    41,062     188,943      142,381     178,937
                                                    --------    --------    ---------    --------
CASH AND SHORT-TERM INVESTMENTS AT END OF
  PERIOD..........................................  $ 39,683    $183,113    $  39,683    $183,113
                                                    ========    ========    =========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
     Interest.....................................       $47         $44          $86         $96
     Income taxes.................................      $175        $110         $530        $426

Cash consists of cash and short-term investments.

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                              ROYAL OAK MINES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (unaudited)
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

1.   INTERIM FINANCIAL STATEMENTS ACCOUNTING POLICIES

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in the case of Royal Oak Mines Inc. (the "Company"), differ in certain material respects from United States generally accepted accounting principles ("U.S. GAAP"), as described in Note 7. Also, such statements do not include all of the disclosures required by generally accepted accounting principles for annual statements. In the opinion of management all adjustments considered necessary for fair presentation have been included in these statements. Operating results for the three and six months ended June 30, 1996, are not necessarily indicative of the results that may be expected for the full year ending December 31, 1996. For further information, see the Company's Consolidated Financial Statements, including the accounting policies and notes thereto, included in the Annual Report to Shareholders and Annual Report on Form 10-K for the year ended December 31, 1995.

     The calculations of net earnings per share are based upon the weighted average number of common shares of the Company outstanding during each period (except as set forth in Note 11(b)). When outstanding convertible instruments materially dilute earnings per share, fully diluted earnings per share are disclosed.

2.   PRESENTATION

     Certain amounts for 1995 have been reclassified to conform with the current year's presentation.

3.   INTEREST AND OTHER INCOME, NET

                                                              THREE MONTHS      SIX MONTHS ENDED
                                                             ENDED JUNE 30           JUNE 30
                                                            ----------------    -----------------
                                                             1996      1995      1996      1995
                                                            ------    ------    ------    -------
Interest income..........................................   $  336    $2,470    $1,360    $ 4,988
Gain on sale of securities and other.....................      783     3,887     1,102      7,147
                                                            ------    ------    ------    -------
Interest and other income, net...........................   $1,119    $6,357    $2,462    $12,135
                                                            ======    ======    ======    =======

4.   INVENTORIES

                                                                         JUNE 30,   DECEMBER 31,
                                                                          1996          1995
                                                                         -------    -----------
Bullion in process....................................................   $20,879      $ 18,574
Stores and operating supplies.........................................    51,950        27,562
                                                                         -------
Inventories...........................................................   $72,829      $ 46,136
                                                                         =======    ===========

     The increase in stores and operating supplies resulted from the need to bring in up to one year's supply of operating and maintenance materials over a winter road to the Colomac mine site during the first quarter. Due to the remote nature of the Colomac mine, the most effective way to manage the stores and operating supplies inventory is to transport them over a winter ice road from January to March. The freight costs associated with this inventory have been included in the cost of the inventory and will be charged to operations throughout the year as the inventory is utilized.

                              ROYAL OAK MINES INC.

                                  (unaudited)
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

5.   NET CHANGE IN NON-CASH WORKING CAPITAL

                                                      THREE MONTHS ENDED       SIX MONTHS ENDED
                                                           JUNE 30                 JUNE 30
                                                     --------------------    --------------------
                                                       1996        1995        1996        1995
                                                     --------    --------    --------    --------
Cash provided by (used in):
  Receivables.....................................   $    (96)   $  1,763    $   (366)   $  1,727
  Inventories.....................................      1,733      10,368     (26,693)    (14,670)
  Prepaid expenses................................     (2,059)     (1,198)     (2,904)     (1,819)
  Accounts payable, accrued payroll and other
     current liabilities..........................    (10,815)    (15,461)      2,431       5,410
  Income taxes payable............................        238       1,263         400       1,050
                                                     --------    --------    --------    --------
Net change in non-cash working capital............   $(10,999)   $ (3,265)   $(27,132)   $ (8,302)
                                                     ========    ========    ========    ========

6.   RECLAMATION AND ENVIRONMENTAL REMEDIATION

     The Company's current and proposed mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect its employees, the general public and the environment and believes its operations are in compliance with all applicable laws and regulations, in all material respects. The Company has, and expects to in the future, comply with such laws and regulations, including making all required expenditures.

     Where estimated reclamation and closure costs are reasonably determinable, the Company has recorded a provision for environmental liabilities, using the unit-of-production method, based on management's estimate of these costs. Such estimates are subject to adjustment based on changes in laws and regulations and as new information becomes available.

7.   RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Reconciliation of net income in accordance with Canadian GAAP to net income in accordance with U.S. GAAP is as follows:

                                                         THREE MONTHS ENDED     SIX MONTHS ENDED
                                                              JUNE 30               JUNE 30
                                                         ------------------    ------------------
                                                          1996       1995       1996       1995
                                                         -------    -------    -------    -------
Net income in accordance with Canadian GAAP...........   $ 3,749    $ 9,748    $ 5,105    $13,251
Adjustments:
  Depreciation and amortization.......................    (1,517)    (2,547)    (2,233)    (3,489)
  Income taxes........................................       531         --        782         --
                                                         -------    -------    -------    -------
Net income in accordance with U.S. GAAP...............   $ 2,763    $ 7,201    $ 3,654    $ 9,762
                                                         =======    =======    =======    =======
Earnings per share in accordance with U.S. GAAP.......   $  0.02    $  0.06    $  0.03    $  0.08
                                                         =======    =======    =======    =======

                              ROYAL OAK MINES INC.

                                  (unaudited)
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

     The effects on the balance sheets of the Company at June 30, prepared in accordance with U.S. GAAP, are:

                                                                                JUNE 30
                                                                          --------------------
                                                                            1996        1995
                                                                          --------     -------
Increase (decrease):
  Property, plant and equipment........................................   $ 66,877     $(9,650)
  Prepaid expenses (pension asset).....................................   $   (359)         --
  Deferred income taxes................................................   $ 80,122          --
  Retained earnings....................................................   $(13,604)    $(9,650)

     Statement of Financial Accounting Standards No. 109 requires that a deferred tax liability be recognized for differences between the assigned values and the tax bases of the assets and liabilities recognized in a business combination involving a purchase of stock. Canadian GAAP does not require similar recognition. Accordingly, during the six months ended June 30, 1996, a difference between U.S. GAAP and Canadian GAAP arose for the deferred tax liabilities associated with the excess of the assigned values and the tax bases of assets acquired in the acquisition of Geddes Resources Limited ("Geddes"), El Condor Resources Ltd. ("El Condor"), St. Philips Resources Inc. ("St. Philips") and Consolidated Professor Mines Limited ("Consolidated Professor"). The effect of these differences is to increase property, plant and equipment and deferred income taxes by $80.9 million as of June 30, 1996.

8. ACQUISITION OF GEDDES RESOURCES LIMITED, EL CONDOR RESOURCES LTD. AND ST. PHILIPS RESOURCES INC.

     On January 11, 1996, the Company acquired all of the outstanding shares of Geddes, El Condor and St. Philips not already owned by the Company pursuant to an agreement (the "Plan of Arrangement") on the following terms:

Geddes:         0.30 shares of the Company for each share of Geddes.
El Condor:      0.95 shares of the Company plus $2.00 cash for each share of El Condor.
St. Philips:    $3.40 cash for each share of St. Philips.

     As a result of these transactions, the Company issued 19,011,883 common shares of the Company and paid approximately $56 million in cash pursuant to the Plan of Arrangement. The January 11, 1996 closing price on The Toronto Stock Exchange for the Company's common shares was $6.00. This price was used to value the common shares issued under the Plan of Arrangement. At the time of acquisition, St. Philips, with its wholly owned subsidiary, and El Condor jointly owned the Kemess South property. El Condor owned 100% of the Kemess North property.

     As at December 31, 1995, the Company's investment in Geddes, El Condor and St. Philips amounted to approximately $26.9 million and was included in long-term investments.

                              ROYAL OAK MINES INC.

                                  (unaudited)
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

     The following outlines the details of the purchase price and its allocation to the assets and liabilities acquired:

                                                      GEDDES     EL CONDOR    ST. PHILIPS     TOTAL
                                                      -------    ---------    -----------    --------
Purchase price:
  Cash paid, including open market purchases.......   $ 3,220    $  34,222      $38,562      $ 76,004
  Issue of common shares...........................    37,650       76,421           --       114,071
                                                      -------     --------      -------      --------
                                                       40,870      110,643       38,562       190,075
  Initial carrying value of Geddes.................     9,192           --           --         9,192
  Transaction and other costs......................     2,290          680          679         3,649
                                                      -------     --------      -------      --------
                                                       52,352      111,323       39,241       202,916
  Cash and cash equivalents acquired from
     companies.....................................      (561)          (1)        (378)         (940)
                                                      -------     --------      -------      --------
Total..............................................   $51,791    $ 111,322      $38,863      $201,976
                                                      =======     ========      =======      ========
Allocated to:
  Property, plant and equipment....................   $52,101    $ 112,087      $39,015      $203,203
  Other assets.....................................        31          151            9           191
  Total liabilities................................      (341)        (916)        (161)       (1,418)
                                                      -------     --------      -------      --------
Total..............................................   $51,791    $ 111,322      $38,863      $201,976
                                                      =======     ========      =======      ========

     These transactions were linked to the resolution of the claim by Geddes for compensation from the Government of British Columbia (the "B.C. Government") which, in 1993, declared the area, including the Windy Craggy property, a provincial park. Under the terms of an agreement among the B.C. Government, the Company and Geddes, the B.C. Government has agreed to an economic assistance and investment package and to compensation valued, in the aggregate, at up to $166 million. The majority of these funds are payable to the Company over the next three years.

     The following shows pro forma what the results of operations would have been if the acquisition had occurred at the beginning of the period:

                                                                           SIX MONTHS ENDED
                                                                               JUNE 30
                                                                        ----------------------
                                                                          1996          1995
                                                                        --------      --------
Revenue..............................................................   $105,846      $100,839
Net income...........................................................   $  5,105      $ 10,976
Earnings per share -- basic..........................................   $   0.04      $   0.08
Earnings per share -- fully diluted..................................   $   0.04      $   0.08

     On April 29, 1996, the Project Approval Certificate (formerly known as the Mine Development Certificate) for the Kemess South project was received from the B.C. Government following resolution of provincial environmental assessment matters. Federal approval under the Environmental Assessment Act (Canada) and the Fisheries Act (Canada) is expected shortly and will facilitate completion of all infrastructure impacting on viable lakes and streams in the project area. The Kemess South gold-copper project in north central British Columbia is scheduled to commence production in the first half of 1998. The mineable ore reserves at year-end 1995 at Kemess South contained approximately 4.1 million ounces of gold and one billion pounds of copper.

                              ROYAL OAK MINES INC.

                                  (unaudited)
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

     The Company is proceeding with the development and construction of the Kemess South project. Engineering on the project is estimated to be 65% complete. Certain of the construction contracts for the plant and infrastructure facilities have been awarded and the remainder are expected to be awarded in the next few months.

     Construction on the project commenced in early July. As of July 31, 1996, approximately $122.0 million has been committed on the project.

     The capital cost of the Kemess South project has been estimated at $390 million, including contingency and start-up costs but excluding the cost of acquisition of the property. Financing for the Kemess South project will include up to $166 million by way of an economic assistance and investment package and compensation from the B.C. Government. The Company's wholly owned subsidiary, Kemess Mines Inc. (formerly Geddes Resources Limited) has already received the first of two equal payments of compensation from the B.C. Government in the sum of $14.5 million in April 1996, the final compensation payment being due in April 1997. The Company will fund the balance of the capital cost from cash in treasury, future operating cash flow and debt. At this time, the Company has no plans to issue any new equity in connection with this project.

     The Company will apply for and seek to obtain all necessary permits, licences, approvals and other authorizations for the Kemess South project as project development continues.

9.   ACQUISITION OF CONSOLIDATED PROFESSOR MINES LIMITED

     On February 5, 1996, the Company made a public offer to purchase all of the outstanding common shares of Consolidated Professor consisting of approximately 20 million common shares, at a cash price of $0.80 per share. By June 30, 1996, the Company had purchased all shares tendered and acquired all remaining shares in accordance with compulsory acquisition procedures, for a total purchase price of $16.2 million. The purchase price, net of cash acquired on the acquisition of $0.3 million, has been assigned as follows:

                                                                         (MILLION)
            Capital assets............................................     $15.8
            Miscellaneous net assets..................................       0.1
                                                                           -----
            Purchase price, net of cash acquired......................     $15.9
                                                                           =====

     The acquisition is part of the Company's strategic plan to increase ore reserves and production at its Ontario Division. Consolidated Professor has a 100% interest in the Duport Gold project in the Kenora mining district in northwestern Ontario. The Company intends to review production plans and continue the mine permitting process initiated by the former owners of Consolidated Professor.

10. CREDIT LINE

     The Company entered into a $28 million unsecured, revolving line of credit with a major Canadian bank in the first quarter of 1996. This line will be used as necessary to finance working capital for current operations. At June 30, 1996, no amounts were outstanding under this facility.

                              ROYAL OAK MINES INC.

                                  (unaudited)
   (tabular amounts in thousands of Canadian dollars unless otherwise stated)

11. CAPITAL STOCK

(a) Changes in capital

                                                                        NUMBER OF
                                                                          SHARES      AMOUNT
                                                                        ----------   --------
Balance, December 31, 1994............................................  114,494,747  $247,362
Exercise of warrants Series 2.........................................   4,475,300     14,545
Issued for share purchase options.....................................      50,667         78
Share issue and other related costs...................................      --            (48)
                                                                        -----------  --------
Balance, June 30, 1995 issued and outstanding.........................  119,020,714  $261,937
                                                                        ===========  ========
Balance, December 31, 1995............................................  121,043,530  $270,811
Issued to acquire Geddes and El Condor (See note 8)...................  19,011,883    114,071
Issued for share purchase options.....................................      87,833        288
                                                                        -----------  --------
Balance, June 30, 1996 issued and outstanding.........................  140,143,246   385,170
Company shares held by Witteck Development Inc. (see note 11(b))......  (1,924,816)    (8,854)
                                                                        -----------  --------
Balance, June 30, 1996 for financial reporting purposes...............  138,218,430  $376,316
                                                                        ===========  ========

(B) COMPANY SHARES HELD BY WITTECK DEVELOPMENT INC.

     During 1995, the Board of Directors and the shareholders approved the acquisition of all of the shares of Witteck Development Inc. ("Witteck") whose sole asset is an investment in the Company of 1,924,816 common shares of the Company. This investment has been recorded as a reduction of capital stock on the balance sheet. Consequently, the common shares of the Company that are held by Witteck may not be voted and have been excluded from the determination of earnings per share information.

------------------------------------------------------
------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AS AMENDED OR SUPPLEMENTED AT THE TIME OF DELIVERY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ROYAL OAK MINES INC. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION NOR TO ANY PERSON WHO HAS NOT RECEIVED A COPY OF EACH CURRENT AMENDMENT OR SUPPLEMENT HERETO. NEITHER THE DELIVERY OF THIS PROSPECTUS OR OF ANY AMENDMENT OR SUPPLEMENT HERETO, NOR ANY SALE MADE HEREUNDER AND THEREUNDER, SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ROYAL OAK MINES INC. SINCE SUCH RESPECTIVE DATES.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                       ------
Available Information..................      2
Information Incorporated by
  Reference............................      3
Exchange Rate Data.....................      3
Prospectus Summary.....................      4
Risk Factors...........................     16
The Exchange Offer.....................     23
Certain Federal Income Tax Consequences
  of the Exchange Offer................     30
Capitalization.........................     31
Selected Historical Consolidated
  Financial and Operating Data.........     32
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................     34
Business...............................     42
Management.............................     63
Description of Share Capital...........     69
Certain Relationships and Related
  Transactions.........................     71
Security Ownership.....................     72
Description of Credit Facility.........     72
Description of Exchange Notes..........     73
Description of Notes...................     97
Exchange Offer and Registration
  Rights...............................     98
Certain Income Tax Considerations......    100
Book-Entry; Delivery and Form..........    102
Plan of Distribution...................    104
Validity of Exchange Notes.............    105
Experts................................    105
Glossary of Certain Mining Terms.......    106
Index to Consolidated Financial
  Statements...........................    F-1


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                              ROYAL OAK MINES INC.
                               OFFER TO EXCHANGE

                                 US$175,000,000
                            11% SENIOR SUBORDINATED
                                 NOTES DUE 2006

                                      FOR

                        SERIES B 11% SENIOR SUBORDINATED
                                 NOTES DUE 2006

                                      LOGO

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under the Ontario Business Corporations Act, each of the Company and the Guarantor may indemnify a present or former director or officer or a person who acts or acted at such corporation's request as a director or officer of another corporation of which the Company or the Guarantor, as the case may be, is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his position with the Company or the Guarantor, as the case may be, and provided that the director or officer acted honestly and in good faith with a view to the best interests of the Company or the Guarantor, as the case may be, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director or officer is entitled to indemnification from the Company or the Guarantor as a matter of right if he was substantially successful on the merits and fulfilled the conditions set forth above.

     In accordance with the Ontario Business Corporations Act, the By-laws of each of the Company and the Guarantor provide for indemnification of a director or officer, a former director or officer, or a person who acts or acted at such corporation's request as a director or officer of a corporation of which Company or the Guarantor, as the case may be, is or was a shareholder or creditor and his heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative proceeding to which he is made a party by reason of being or having been a director or officer of the Company or the Guarantor or such other corporation if he acted honestly and in good faith with a view to the best interests of the Company or the Guarantor, as the case may be, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds in believing that his conduct was lawful.

     A policy of directors' and officers' liability insurance is maintained by the Company which insures the directors and officers of the Company and its subsidiaries, including the Guarantor, for losses as a result of claims based upon the acts or omissions of such individuals as directors and officers of the Company or its subsidiaries (including the Guarantor), including liabilities arising under the Securities Act, and also reimburses the Company for payments made pursuant to the indemnity provisions under the Ontario Business Corporations Act.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company or the Guarantor pursuant to the foregoing provision, the Company and the Guarantor have been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  Exhibits.


     3.1   Certificate of Amalgamation of the Company dated January 1, 1992 (incorporated by reference to the Company's Form 20-F for the year ended December 31, 1991).
     3.2   General By-Law No. 3 of the Company dated July 23, 1991 (incorporated by reference to the Company's Form 20-F for the year ended December 31, 1991).
     3.3   Constituting documents of the Guarantor.
     3.4   By-Law Number 8 of the Guarantor.
     4.1   Indenture, dated as of August 12, 1996, by and among the Company, the Guarantor and Mellon Bank, F.S.B.

     4.2   Form of Exchange Note (contained in Exhibit 4.1 as Exhibit B thereto).
     5.1   Opinion of Wachtell, Lipton, Rosen & Katz.
     5.2   Opinion of Lang Michener.
    10.1   Registration Rights Agreement, dated as of August 12, 1996, by and among the
           Company, the Guarantor, BT Securities Corporation and Scotia Capital Markets (USA)
           Inc.*
    10.2   Credit Agreement, dated as of February 15, 1996 by and between the Company and The
           Bank of Nova Scotia.*
    10.3   Amending Agreement, dated as of August 5, 1996, by and between the Company and The
           Bank of Nova Scotia.*
    10.4   Employment Agreement, dated as of July 21, 1995, between Margaret K. Witte, Arctic
           Precious Metals, Inc. and Royal Oak Mines Inc. (incorporated by reference to the
           Annual Report on Form 10-K of the Company for the fiscal year ended December 31,
           1995).
    10.5   Employment Agreement, dated as of July 21, 1995, between Ross F. Burns, Arctic
           Precious Metals, Inc. and Royal Oak Mines Inc. (incorporated by reference to the
           Annual Report on Form 10-K of the Company for the fiscal year ended December 31,
           1995).
    10.6   Employment Agreement, dated as of July 21, 1995, between J. Graham Eacott, Arctic
           Precious Metals, Inc. and Royal Oak Mines Inc. and amendment dated February 16,
           1996 (incorporated by reference to the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1995)
    10.7   Employment Agreement, dated as of July 21, 1995, between John R. Smrke, Arctic
           Precious Metals, Inc. and Royal Oak Mines Inc. and amendment dated February 16,
           1995 (incorporated by reference to the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1995).
    10.8   Employment Agreement, dated as of July 21, 1995, between Edmund Szol, Arctic
           Precious Metals, Inc. and Royal Oak Mines Inc. and amendment dated February 16,
           1995 (incorporated by reference to the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1995).
    10.9   Employment Agreement, dated as of July 21, 1995, between James H. Wood, Arctic
           Precious Metals, Inc. and Royal Oak Mines Inc. and amendment dated February 16,
           1995 (incorporated by reference to the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1995).
    12.1   Statements re computation of ratios.*
    21.1   Subsidiaries of the Company.*
    23.1   Consent of Arthur Andersen & Co.
    23.2   Consent of Wachtell, Lipton, Rosen & Katz (contained in Exhibit 5.1).
    23.3   Consent of Lang Michener (contained in Exhibit 5.2).
    24.1   Powers of Attorney of Directors and Officers of Royal Oak Mines Inc. (incorporated by reference to the signature pages of the Registration Statement on Form S-4, registration no. 333-11117, filed with the Commission on August 30, 1996).
    24.2   Powers of Attorney of Directors and Officers of Kemess Mines Inc. (incorporated by reference to the signature pages of the Registration Statement on Form S-4, registration no. 333-11117, filed with the Commission on August 30, 1996).
    25.1   Statement of Eligibility and Qualification of Trustee on Form T-1 of Mellon Bank,
           F.S.B. under the Trust Indenture Act of 1939.*
    99.1   Form of Letter of Transmittal for the 11% Senior Subordinated Notes due 2006.
    99.2   Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9.*
    99.3   Form of Notice of Guaranteed Delivery.


---------------


* Included as an exhibit to the Registration Statement on Form S-4, registration no. 333-11117, filed with the Commission on August 30, 1996.

22. UNDERTAKINGS.


1. The undersigned Registrant hereby undertakes:

     (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10 (a) (3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of an action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kirkland, State of Washington, on October 7, 1996.


                                          ROYAL OAK MINES INC.


                                          By:        /s/ MARGARET K. WITTE

                                              ---------------------------------
                                                      Margaret K. Witte,
                                                President and Chief Executive
                                                         Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the indicated capacities on October 7, 1996.



                 SIGNATURES                                         TITLE
---------------------------------------------   ----------------------------------------------
                          *                     Director and Vice President, Exploration
---------------------------------------------
                Ross F. Burns

                          *                     Director
---------------------------------------------
             Matthew Gaasenbeek

                          *                     Director
---------------------------------------------
              J. Conrad Lavigne

                          *                     Director
---------------------------------------------
                 John L. May

                          *                     Director
---------------------------------------------
             George W. Oughtred

                          *                     Director and Secretary
---------------------------------------------
            William J.V. Sheridan

                  /S/ MARGARET K. WITTE         Director, Chairman of the Board, President and
---------------------------------------------   Chief Executive Officer
              Margaret K. Witte

                          *                     Chief Financial Officer (principal financial
---------------------------------------------   and accounting officer)
                James H. Wood

       *By:  /s/ WILLIAM J.V. SHERIDAN
           ----------------------------------
                   Attorney-in-Fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kirkland, State of Washington, on October 7, 1996.


                                          KEMESS MINES INC.


                                          By:        /s/ MARGARET K. WITTE

                                              ---------------------------------

                                                      Margaret K. Witte,
                                                 Chairman and Chief Executive
                                                         Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the indicated capacities on October 7, 1996.



                  SIGNATURE                                         TITLE
---------------------------------------------   ----------------------------------------------
                          *                     Vice President, Exploration
---------------------------------------------
                Ross F. Burns

                          *                     Director
---------------------------------------------
                Nancy Deshaw

                          *                     Director and Secretary
---------------------------------------------
            William J.V. Sheridan

                          *                     President
---------------------------------------------
                John R. Smrke

            /s/ MARGARET K. WITTE               Director, Chairman of the Board and Chief
---------------------------------------------   Executive Officer
              Margaret K. Witte

                          *                     Chief Financial Officer (principal financial
---------------------------------------------   and accounting officer)
                James H. Wood

*By:    /s/ WILLIAM J.V. SHERIDAN
     ----------------------------------------
             Attorney-in-Fact

     Pursuant to the requirements of the Securities Act of 1933, the undersigned has signed this amendment to the registration statement solely in the capacity of the duly authorized representative of each of Royal Oak Mines Inc. and Kemess Mines Inc. in the United States, in the City of Toronto, Country of Canada on October 7, 1996.


                                          ARCTIC PRECIOUS METALS INC.



                                          By:   /s/ WILLIAM J.V. SHERIDAN
                                             ---------------------------------
                                                    William J.V. Sheridan
                                                          Director

                                 EXHIBIT INDEX


    EXHIBIT
    NUMBER                                 DESCRIPTION
    -----  ---------------------------------------------------------------------------
     3.1   Certificate of Amalgamation of the Company dated January 1, 1992
           (incorporated by reference to the Company's Form 20-F for the year ended
           December 31, 1991).
     3.2   General By-Law No. 3 of the Company dated July 23, 1991 (incorporated by reference to the Company's Form 20-F for the year ended December 31, 1991).
     3.3   Constituting documents of the Guarantor.
     3.4   By-Law Number 8 of the Guarantor.
     4.1   Indenture, dated as of August 12, 1996, by and among the Company, the
           Guarantor and Mellon Bank, F.S.B.
     4.2   Form of Exchange Note (contained in Exhibit 4.1 as Exhibit B thereto).
     5.1   Opinion of Wachtell, Lipton, Rosen & Katz.
     5.2   Opinion of Lang Michener.
    10.1   Registration Rights Agreement, dated as of August 12, 1996, by and among the Company, the Guarantor, BT Securities Corporation and Scotia Capital
           Markets (USA) Inc.*
    10.2   Credit Agreement, dated as of February 15, 1996, by and between the Company and The Bank of Nova Scotia.*
    10.3   Amending Agreement, dated as of August 5, 1996, by and between the Company and The Bank of Nova Scotia.*
    10.4   Employment Agreement, dated as of July 21, 1995, between Margaret K. Witte,
           Arctic Precious Metals, Inc. and Royal Oak Mines Inc. (incorporated by reference to the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1995).
    10.5   Employment Agreement, dated as of July 21, 1995, between Ross F. Burns,
           Arctic Precious Metals, Inc. and Royal Oak Mines Inc. (incorporated by reference to the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1995).
    10.6   Employment Agreement, dated as of July 21, 1995, between J. Graham Eacott,
           Arctic Precious Metals, Inc. and Royal Oak Mines Inc. and amendment dated
           February 16, 1996 (incorporated by reference to the Annual Report on Form
           10-K of the Company for the fiscal year ended December 31, 1995).
    10.7   Employment Agreement, dated as of July 21, 1995, between John R. Smrke,
           Arctic Precious Metals, Inc. and Royal Oak Mines Inc. and amendment dated
           February 16, 1995 (incorporated by reference to the Annual Report on Form
           10-K of the Company for the fiscal year ended December 31, 1995).
    10.8   Employment Agreement, dated as of July 21, 1995, between Edmund Szol,
           Arctic Precious Metals, Inc. and Royal Oak Mines Inc. and amendment dated
           February 16, 1995 (incorporated by reference to the Annual Report on Form
           10-K of the Company for the fiscal year ended December 31, 1995).
    10.9   Employment Agreement, dated as of July 21, 1995, between James H. Wood,
           Arctic Precious Metals, Inc. and Royal Oak Mines Inc. and amendment dated
           February 16, 1995 (incorporated by reference to the Annual Report on Form
           10-K of the Company for the fiscal year ended December 31, 1995).
    12.1   Statements re computation of ratios.*
    21.1   Subsidiaries of the Company.*
    23.1   Consent of Arthur Andersen & Co.
    23.2   Consent of Wachtell, Lipton, Rosen & Katz (contained in Exhibit 5.1).
    23.3   Consent of Lang Michener (contained in Exhibit 5.2).
    24.1   Powers of Attorney of Directors and Officers of Royal Oak Mines Inc.
           (incorporated by the reference to the signature pages of the Registration
           Statement on Form S-4, registration no. 333-11117, filed with the
           Commission on August 30, 1996).

    EXHIBIT
    NUMBER                                 DESCRIPTION
    -----  ---------------------------------------------------------------------------
    24.2   Powers of Attorney of Directors and Officers of Kemess Mines Inc.
           (incorporated by the reference to the signature pages of the Registration
           Statement on Form S-4, registration no. 333-11117, filed with the
           Commission on August 30, 1996).
    25.1   Statement of Eligibility and Qualification of Trustee on Form T-1 of Mellon
           Bank, F.S.B. under the Trust Indenture Act of 1939.*
    99.1   Form of Letter of Transmittal for the 11% Senior Subordinated Notes due
           2006.
    99.2   Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.*
    99.3   Form of Notice of Guaranteed Delivery.


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* Included as an exhibit to the Registration Statement on Form S-4, registration
  no. 333-11117, filed with the Commission on August 30, 1996.